FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005.

P.E. 3-31-05

Commission File Number 0-27298

BE SEMICONDUCTOR INDUSTRIES N.V.
(Translation oof registrant's name into English)

Marconilaan 4
5151 DR Drunen
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

FORM 20-F _X_ FORM 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

BE Semiconductor Industries N.V. is submitting its annual report to shareholders for the fiscal year ended December 31, 2004. A copy of such annual report is attached hereto as Exhibit 99.1.

Exhibits

99.1 BE Semiconductor Industries N.V. Annual Report to Shareholders for the fiscal year ended December 31, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BE SEMICONDUCTOR INDUSTRIES N.V.

Richard W. Blickman
President and Chief Executive Officer

Date: April 11, 2005

BE SEMICONDUCTOR INDUSTRIES N.V.

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	BE Semiconductor Industries N.V. Annual Report to Shareholders for the fiscal year ended December 31, 2004.


Annual Report 2004
Laurier
Datacon
Fico Molding
& Form
Singulation
BE Semiconductor Industries

the **new** world of
advanced packaging

BESI

BE Semiconductor Industries N.V. is a leading manufacturer of semiconductor packaging, plating and die handling equipment for both leadframe and array connect applications (source: VLSI 2003). We design and manufacture technologically advanced, high-performance equipment and integrated systems for the semiconductor industry's assembly process operations. Our equipment is used principally to produce semiconductor packages, which provide the electronic interface and physical connection between the chip and other electronic components and protect the chip from the external environment. Our innovative systems offer customers high productivity and improved yields of defect-free devices at a low total cost of ownership. We operate primarily through our wholly owned divisions.


Annual Report 2004
Datacon
Fico Molding
& Form
Singulation
BE Semiconductor Industries

the **new** world of
advanced packaging

BESI


ingulation
BE Semiconductor Industries

Contents



Laurier
Datacon
Fico
Fico Trim & Form
Fico Singulation
BE Semiconductor Industries

Company Profile

BE Semiconductor Industries N.V. is a leading manufacturer of semiconductor die sorting, flip chip bonding and multi-chip die bonding, packaging and plating equipment for both leadframe and array connect applications. We design and manufacture technologically advanced, high-performance equipment and integrated systems for the semiconductor industry's assembly process operations. Our equipment is used principally to produce semiconductor packages, which provide the electronic interface and physical connection between the chip and other electronic components and protect the chip from the external environment. Our innovative systems offer customers high productivity and improved yields of defect-free devices at a low total cost of ownership. We operate primarily through our wholly owned divisions.

We conduct the molding systems and trim and form integration systems business through Fico. We conduct the plating systems and singulation systems business through Meco. RD Automation and Laurier operate our high precision flip chip die attach systems and die sorting systems businesses. On January 4, 2005 we acquired Datacon Technology AG which is today a leading global manufacturer of flip chip bonding, multi-chip die bonding and other related assembly equipment for the semiconductor and telecommunications industries. The purchase of Datacon provides us with a complementary product line that fits well with our goal of becoming the world's leading assembly equipment company and our strategy of offering customers a broad portfolio of cost-effective, end-to-end integrated solutions.

Our customers are leading U.S., European and Asian semiconductor manufacturers and packaging subcontractors and include Agere, Amkor, ASE, AVX, Infineon, Motorola, NSEB, ON Semiconductor, Philips, Skyworks and STMicroelectronics. Our equipment performs critical functions in our customers' semiconductor assembly operations and in many cases represents a significant percentage of their installed base of packaging and plating equipment. Our business has benefited from close, long-term relationships with our customers, many of whom have been purchasing our equipment and services for over 30 years. We believe that these customer relationships have contributed to us attaining leading positions in each of our principal product lines.

Our ordinary shares are listed on Euronext Amsterdam (symbol: BESI) and on Nasdaq (symbol: BESI). In January 2005, we issued € 46 million princible amount of convertible notes due 2012, listed on the stock market of Euronext Amsterdam N.V. on January 28, 2005.

We were incorporated under the laws of the Netherlands in May 1995. Our principal executive offices are located at Marconilaan 4, 5151 DR Drunen, the Netherlands, and our telephone number at that location from the United States is (011) 31- 416-384345. The address for our agent for service in the United States is BE Semiconductor Industries USA, Inc., 10 Tinker Avenue, Londonderry, NH 03053.



Worldwide Semiconductor Market History and Forecast, 1982 - 2008



Billions of dollars
350
300
250
200
150
100
50
1982-1992 CAGR = 15%
1993-2003 CAGR = 8%
1998-2008 CAGR = 9%
15 18 26 22 27 33 45 49 51 55 60 77 102 144 132 137 126 149 204 139 141 166 211 199 213 249 311
82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08
Year
Forecast

Source WSTS, IC Insights, 2004

8

Semiconductor Business Cycle Amplitude Comparisons



Positive deviation
Average
Negative deviation
+70 pts
+30 pts
+7 pts
+1.6 pts
-1.6 pts
-21 pts
-45 pts
-50 pts
Semiconductor capital spending
IC market
Electronics system market
World GDP
25-year avareges:
World GDP: 3.5%
Electronics system market: 7%
IC market: 13%
Semiconductor capital spending: 14%
Note: Points shown are the peak deviations from the 25-year average figure.

Source: IC Insights, 2004



From left to right: Hans Wunderl, Helmut Rutterschmidt, Richard Blickman, Gerhard Zeindl, Cor te Hennepe.

Mr. Helmut Rutterschmidt, Managing Director of Datacon, member of Board of Management of Besi: "We see tremendous potential in combining our business with Besi, particularly in the areas of international sales and marketing and the geographic broadening of our customer and manufacturing base. By teaming with Besi, Datacon gains the breadth and scope necessary to further its position as the leading global supplier of flip chip bonding and multi-chip die bonding equipment, expands its product innovation efforts and provides professional growth opportunities and continuity for employees. It also fulfills our longstanding vision of possessing the size and resources necessary to meet the expected growth in demand in the semiconductor industry, particularly in the flip chip bonding area."

Mr. Gerhard Zeindl, Managing Director of Datacon, member of Board of Management of Besi: "This transaction will allow us to access Besi's broad product portfolio and customer base. We are also pleased that Datacon will continue to operate as a stand alone subsidiary within the Besi organization and maintain its brand name and product identity as part of Besi's global product offerings."

Letter to Shareholders



Letter to Shareholders

Dear Shareholders,

We are pleased to report our 2004 results and inform you about our recent activities.

For Besi, 2004 was characterized by important accomplishments in the midst of challenging market conditions. It started with healthy bookings in the first half of the year, particularly in the second quarter in which we had record bookings of € 47.5 million. However, consistent with the adverse change in the condition of the semiconductor industry generally beginning in the summer, we experienced a substantial decline in our bookings and backlog in the second half of 2004 across all our product lines. Signs of overcapacity began to appear and customers began to cut back spending on new orders and push out delivery dates for existing ones.

Consequently, although our net sales for 2004 increased by 47.7% as compared to 2003, we recorded a loss of € 5.4 million principally due to fourth quarter pre-tax restructuring charges of € 5.6 million (after-tax € 3.7 million, or € 0.12 per share) related to our efforts to further realign our cost structure with current industry conditions and to relocate a portion of our manufacturing capacity to lower cost geographies and charges of € 1.9 million (after-tax € 1.2 million) related to inventory write-downs. The restructuring charge was taken primarily related to a workforce reduction at our Dutch packaging and tooling manufacturing operations in Duiven and Brunssum of 81 employees, or approximately 10% of our total fixed headcount worldwide. In addition, we phased out the use of approximately 50 temporary workers at the Duiven facility and will close our tooling facility in Brunssum, the Netherlands in the first half of 2005.

In spite of the recent downward trends experienced by the industry and as reflected in our current order book, we recorded some significant accomplishments recently which we believe will favorably position Besi for the next industry upturn and for long-term growth :

- First was the acquisition of Datacon Technology AG ("Datacon") on January 4, 2005 which significantly increases our scale and competitive position of our company and furthers our strategy of becoming the leading vendor of integrated end-to-end assembly solutions for the semiconductor industry. As a result of the acquisition, Besi will move up from being the seventh largest player to the third largest player in the semiconductor assembly equipment market as measured by VLSI revenue estimates for 2003. At present, we are actively working on integrating the sales, manufacturing and development operations of both companies, which we hope to accomplish by year end. We have already successfully integrated both sales forces under the direction of Mr. Helmut Rutterschmidt, managing director of Datacon.

- Second was the placement on January 28, 2005 of € 46 million of 5.5% convertible notes due 2012 which helped finance the Datacon acquisition with longer term capital and strenghten the Company's balance sheet. The issue was placed by Morgan Stanley with a group of global convertible bond investors.

- Third was the restructuring of our production capacity in December 2004 to both reduce cost and to expand Besi's manufacturing capabilities in other low cost geographic locations such as China and Malaysia.
  The acquisition of Datacon will further augment our production capacity in eastern Europe and Asia.

In addition to these recent accomplishments, we can also comment on some other notable successes that occured during the last year. We are pleased to report that after much hard work in the past couple of years, we realized significant growth at our RD Automation and Laurier operations in the United States. Sales of die handling products increased from € 2.1 million in 2003 to € 9.0 million in 2004. Additionally, we are pleased to see increased market acceptance of our singulation saw products for array connect devices. Sales of singulation saws increased from € 4.6 million in 2003 to € 15.5 million in 2004.

Further, we are happy with the development of our Asia Pacific region production capabilities this year, particularly the production of molding and trim and form systems in Malaysia and tooling production in mainland China. As a result of these efforts, we expect to realize cost reductions in the production of our equipment and help address the adverse impact on our margins this year of the fluctuations in exchange rates between the euro and U.S. dollar.

Results of Operations

Net sales for 2004 were € 126.3 million, a 47.7% increase as compared to net sales of € 85.5 million in 2003. Our net loss for 2004 was € 5.4 million, or € 0.18 per share, as compared to a net loss of € 13.5 million, or € 0.44 per share, in 2003. Our operating loss decreased from € 19.7 million in 2003 to € 9.7 million in 2004. The operating loss for 2004 included pre-tax charges for restructuring of € 5.6 million and for inventory write-downs of € 1.9 million. Our gross margin was 30.1% in 2004 as compared to 25.9% in 2003. 2004 gross margins were adversely affected by 1.5 percentage points due to the year end inventory write-downs.
Gross margins in 2004 were also adversely affected by under absorption of production overhead costs due to a substantial decline in new orders received during the second half of 2004.

Bookings/Backlog

Our backlog at December 31, 2004 decreased by 20.1% to € 31.8 million from € 39.8 million at December 31, 2003. New orders in 2004 amounted to € 118.3 million, an increase of 42.7% from bookings of € 82.9 million in 2003. Bookings for the fourth quarter of 2004 were € 17.6 million, a decrease of 24.1% as compared to the third quarter of 2004 reflecting the adverse change in overall semiconductor industry conditions since the summer of 2004. The Company's book-to-bill ratio was 0.94 for the year ended December 31, 2004 as compared to 0.97 for 2003. As a result of the acquisition of Datacon on January 4, 2005, the Company's backlog will increase by approximately € 19.0 million. Datacon's bookings for the quarter ended December 31, 2004 were approximately € 15.0 million.

Product Development

We continue to invest in research and development to benefit our product portfolio and competitive position. Research and development expenses were € 12.5 million in 2004 as compared to € 13.6 million in 2003, a decrease of 8.1%. Development spending in 2004 was primarily focused on the enhancement of our line of trim and form systems, our AMS-i molding system, as well as spending for the next generation of singulation and die handling systems.

As relates to product development, we would like to highlight the following progress this year:

- The DS 9000, our high speed die sorter, was accepted

at customer sites in the first quarter of 2004 and enjoyed success this year. We believe the outlook for this product will be positive for 2005.

- In 2004, we installed successfully over 35 singulation saws. The generation of multiple new customers and overall market acceptance of this product in 2004 may offer new opportunities for us in 2005.
- A new laser cutting machine for memory cards was successfully installed in the second quarter of 2004.
- We booked the first semi automated wafer coater in the second quarter of 2004 for a European semiconductor manufacturer.

Financial Condition

At December 31, 2004, we continued to maintain significant cash reserves and a strong liquidity position. At such date, we had € 106.6 million in cash and our shareholders' equity was € 177.0 million. Our solvency ratio was 77.9%. Our cash position decreased slightly by € 2.3 million at December 31, 2004 as compared to December 31, 2003 due to a large working capital buildup in the first half of the year. Our capital spending for 2004 was € 3.4 million. We expect capital expenditures in 2005 to amount to approximately € 8.0 million primarily as a result of the further expansion of our Malaysian production capacity and the incorporation of Datacon's capital spending in our consolidated results.

In January 2005, we issued € 46 million principal amount of convertible notes (the "Notes") due 2012. The Notes carry an interest rate of 5.5% per annum, payable semi-annually and have an initial conversion price of € 5.125. If not previously converted, we may redeem the outstanding Notes at their par value on or after four years from the date of issue subject to the share price exceeding 130% of the then effective conversion price. The Notes were offered to institutional investors in the Netherlands and internationally to professional investors through an international private placement and were listed on the stock market of Euronext Amsterdam N.V. on January 28, 2005.

Acquisition of Datacon

On January 4, 2005, we completed the acquisition of Datacon Technology AG, a leading manufactuer of flip chip and die bonding equipment located in Radfeld, Austria. In the transaction, Datacon shareholders received a total consideration of € 72.6 million, of which € 65 million was paid in cash and the remainder through the issuance of 1,933,842 ordinary shares. In connection with the acquisition of Datacon, we incurred approximately € 3.2 million in acquisition fees and expenses. Under the terms of the acquisition, two foundations representing the former Datacon shareholders have agreed to a lock-up arrangement pursuant to which the new ordinary shares issued to them in the transaction must be held for a period of two years from the date of the acquisition, subject to certain permitted exceptions. We expect to complete the determination of the allocation of the purchase price paid in connection with the acquisition of Datacon in the first quarter of 2005.

We intend to operate Datacon as an independent subsidiary within our group in line with Fico, Meco and RD Automation and Laurier. We intend to retain the Datacon brand name and to offer its flip chip and die bonding equipment as part of our global product portfolio of assembly equipment.

Our business strategy is to become the world's leading supplier of advanced back-end assembly equipment by means of leveraging our technology leadership, pursuing back-end system integration, focusing on long-term customer relationships, expanding our sales and service operations and selectively pursuing acquisitions.

The purchase of Datacon provides us with a complementary product line that is consistent with this goal and allows us to offer customers a broad portfolio of cost-effective, end-to-end integrated solutions. The acquisition will increase the breadth of our product portfolio by adding flip chip bonding equipment and multi-chip die bonding equipment to our global product portfolio.

We believe that the acquisition also significantly increases our scale and presence in the semiconductor assembly equipment market. Based on 2003 data from VLSI, we believe that as a result of the Datacon acquisition, we will become the third largest semiconductor assembly equipment company in the world as measured by revenues. We believe that this increase in scale and market presence will enhance our position in the eyes of our customers, competitors and employees.

In addition, we believe that the acquisition will allow us to further expand our market penetration of many key global accounts, such as Infineon, STMicroelectronics and Amkor and provide the potential to expand our relationships with customers such as Epcos, Skyworks, Bosch, Fairchild and ASE.

We believe that our manufacturing capacity and technology base will also benefit from the transaction. Our global manufacturing resources will be expanded through the incorporation of additional production capacity in Hungary, Austria and Asia. Our technology base will be strengthened through the combination of the resources of our die handling operations in the United States with those of Datacon.

We also expect to benefit from the depth of Datacon's management resources. We believe that Datacon has an excellent senior and middle management organization with a demonstrated track record of business and financial success. Datacon's executive management team has agreed to stay on with Datacon subsequent to the transaction and will be integrated with our management team. We believe that Datacon's historical financial results reflect the leadership position of its products and its successful business model.

Amendment of the Large Company Rules and Articles of Association

On October 1, 2004 the Act on the Amendment of the Large Company Rules (the "Act") came into effect. The Act provides broader powers to shareholders of companies established under Dutch law and, in particular, companies subject to the Large Company Rules, such as our Company. The most important elements of the Act, to the extent relevant to us, relate to required shareholder approval for (i) Board of Management decisions concerning an important change in the identity or character of the Company, (ii) the remuneration policy for members of the Board of Management and (iii) arrangements providing for the remuneration of members of the Board of Management in the form of shares or options. Furthermore, shareholders representing at least 1% of the issued capital of the Company have the right to request the inclusion of (additional) items on the agenda of the General Meeting of Shareholders. Also, the appointment and re-appointment of members of the Supervisory Board must be motivated. The Act requires that the Board of Management must inform the Supervisory Board at least once every year in writing of the broad outlines of the Company's strategic policy, the general and financial risks connected to the operation of the Company's business, as well as of the Company's management and control system. The acquisition of Datacon allows abolishing of the current structure regime.

Currently, we are preparing a proposal to adjust the articles of association abolishing the structure regime, and to implement the amendments as described above, to be presented to the shareholders for approval at the Annual General Meeting of Shareholders to be held at March 24, 2005.

New Management Appointments

On January 5, 2004, Mr. H. Wunderl, Managing Director of our RD Automation and Laurier operations in the United States, was appointed as an executive member of Besi's Board of Management effective March 25, 2004. He is located in Manchester, New Hampshire in the United States. In connection with the Datacon acquisition, Messrs. H. Rutterschmidt and G. Zeindl, members of Datacon's management board, will be appointed by our Supervisory Board as members of our Board of Management. These appointments are expected to be effective after the next annual General Meeting of Shareholders to be held on March 24, 2005.

Effective January 1, 2005, Mr. Teun Wartenbergh resigned from his position as executive member of the Board of Management.

Outlook

We believe that the sales outlook for the semiconductor assembly equipment industry in 2005 is generally flat or lower as compared to 2004 with continued sequential declines in bookings and sales levels expected for the first two quarters of this year. Based on this outlook and our bookings level in the second half of 2004, we expect first half 2005 net sales, including Datacon, to decrease by 10 to 20% when compared to the first half of 2004.

We have many ambitious targets in place to make our Company a leader in the field of assembly equipment. Such targets can only be met with the continued support of our customers, shareholders, workforce, partners and suppliers around the world for which we are grateful.

We look forward to sharing our progress with you in the year to come.

Board of Management
Richard W. Blickman
President and CEO

February 8, 2005

Report of the Supervisory Board

Financial Statements

At its meeting on February 7, 2005, the Supervisory Board approved the consolidated financial statements and the notes thereto of BE Semiconductor Industries N.V. ("the Company" or "Besi") for the financial year ended December 31, 2004 provided in this Annual Report (the "2004 U.S. Financial Statements"), as prepared by the Board of Management. The 2004 U.S. Financial Statements presented in this Annual Report have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). KPMG Accountants, independent public auditors, duly examined the 2004 U.S. Financial Statements. The report of KPMG is included in this Annual Report.

At its meeting on February 7, 2005, the Supervisory Board also approved the financial statements and notes thereto of the Company for the fiscal year ended December 31, 2004 as required by applicable rules and regulations in the Netherlands (the "2004 Statutory Financial Statements"). Under applicable rules and regulations in the Netherlands, the 2004 Statutory Financial Statements must be prepared in accordance with accounting principles generally accepted in the Netherlands. KPMG Accountants, independent public auditors, duly examined the 2004 Statutory Financial Statements and issued an unqualified opinion. The 2004 Statutory Financial Statements are not included in this Annual Report, but will be made available in connection with the Company's Annual General Meeting of Shareholders for adoption.

The 2004 U.S. Financial Statements reflect the adoption of Statement on Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002, as required by U.S. GAAP, which required that goodwill amortization cease as of January 1, 2002. In contrast, the 2004 Statutory Financial Statements reflect the continued amortization of goodwill, as required by accounting principles generally accepted in the Netherlands. Accordingly, the reported results in the 2004 Statutory Financial Statements differ from the results presented in the 2004 U.S. Financial Statements contained in this Annual Report.

The Supervisory Board recommends that the shareholders adopt the 2004 Statutory Financial Statements as submitted by the Board of Management and approved by the Supervisory Board. The Board of Management has also included a proposal that a dividend will not be declared for the year ended December 31, 2004.

Supervision

We have a two-tier board structure consisting of a Board of Management and a Supervisory Board which is entrusted with supervising and guiding the Board of Management. The Board of Management is currently comprised of two members and the Supervisory Board is currently comprised of four members. The Board of Management as a whole, the Chairman of the Board of Management, or two members of the Board of Management acting jointly, are authorized to represent Besi.
In addition to the two members of the Board of Management, our management team is currently also comprised of ten key members of management which do not form part of the Board of Management itself.

The Supervisory Board supervises the policy of the Board of Management, as well as the general course of our corporate affairs and business, and provides advice to the Board of Management. The Board of Management must keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit certain important decisions to the Supervisory Board for its prior approval. In performing its duties, the Supervisory Board is required to act in the interests of Besi's business as a whole. The members of the Supervisory Board are not authorized to represent Besi. All of the members of the Supervisory Board are independent as defined under the new rules of the Nasdaq Stock Market Inc., including the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and as defined in article III.2.3 of the Besi Code, which is in compliance with the Tabaksblat Code.

The Supervisory Board is composed of four independent, non-executive members. In 2004, in order to create a better rotation phasing, the Supervisory Board adopted a revised rotation schedule. According to this schedule, one Supervisory Board member will retire every year. Following this schedule, Mr. W. D. Maris, Chairman of the Supervisory Board and Mr. T. de Waard retired in 2004. Mr. W.D. Maris was re-appointed for two years and Mr. T. de Waard was re-appointed for three years. Furthermore, Mr. D. Sinninghe Damsté and Mr. E.B. Polak retire by rotation in 2004. They have indicated to the Supervisory Board that they are available for re-appointment: Mr. D. Sinninghe Damsté is intended to be re-appointed for three years and Mr. E.B. Polak is intended to be re-appointed for four years.

The Supervisory Board has adopted corporate governance guidelines to assist the Supervisory Board in the exercise of its duties and responsibilities and to serve our best interests and the best interests of our shareholders. These guidelines, which provide a framework for the conduct of the Board's business, include that:

- the principal responsibility of the Supervisory Board is to oversee the management of Besi;
- the members meet regularly in executive sessions;
- members have full and free access to management and, as necessary and appropriate, independent advisors; and
- at least annually the Supervisory Board and its committees will conduct a self-evaluation to determine whether they are functioning effectively.

The Supervisory Board met ten times during 2004. Special attention was paid to recent developments related to corporate governance, especially changes stemming from the passage and enactment of the Sarbanes-Oxley Act of 2002 in the United States, the developments regarding the Tabaksblat corporate governance code in The Netherlands, the acquisition of Datacon finalized January 4, 2005 and the issuance of the convertible notes listed on January 28, 2005.

Topics of the meetings included, among other items:

- our general strategy;
- our financial performance;
- approval of all periodic filings with the United States Securities and Exchange Commission (the "SEC") and Euronext Amsterdam;
- the performance and internal division of tasks of the Board of Management;
- potential strategic alliances and acquisitions;
- the general risks associated with our operations; and
- the Supervisory Board's own performance.

In 2004, the Supervisory Board conducted a self-evaluation of the functioning of the Supervisory Board as a whole and the performance of individual members. Management of the Company was not present at this meeting. In addition, at the meeting the Supervisory Board discussed the functioning of the Board of Management as a whole and the performance of the individual members of the Board of Management.

The Chairman of the Supervisory Board and the management of the Company met on a regular basis.

Members of the Board of Management are appointed by the Supervisory Board and serve until voluntary retirement, or suspension or dismissal by the Supervisory Board. If a member of the Board of Management is to be dismissed, the General Meeting of Shareholders must be consulted on the intended dismissal.

Members of the Board of Management and Supervisory Board, as well certain senior management members, are insured under Besi's Directors and Officers Insurance Policy. Although the insurance policy provides for a wide coverage, our directors and officers may incur additional uninsured liabilities. Besi has agreed to indemnify members of its Board of Management and Supervisory Board against any claims arising in connection with their position as director and officer of the Company, provided that such claim is not attributable to gross negligence or willful misconduct.

New Management Appointments

On January 5, 2004, Mr. H. Wunderl, Managing Director of our RD Automation and Laurier operations in the United States was appointed as an executive member of Besi's Board of Management effective March 25, 2004. Mr. Wunderl is located in Manchester, New Hampshire in the United States. In connection with the Datacon acquisition, Messrs. H. Rutterschmidt and G. Zeindl, members of Datacon's management board, will be appointed by our Supervisory Board as members of our Board of Management. These appointments are expected to be effective after the next Annual General Meeting of Shareholders to be held on March 24, 2005.

Effective January 1, 2005, Mr. Teun Wartenbergh resigned from his position as executive member of the Board of Management.

Supervisory Board Committees

The Supervisory Board has established three committees, the Audit Committee, the Remuneration Committee and the Selection, Appointment and Governance Committee. The Remuneration Committee, Audit Committee and Selection, Appointment and Governance Committee operate under a charter that has been approved by the Supervisory Board. Members of these committees are appointed from and among the Supervisory Board members.

Audit Committee

All members of the Supervisory Board are also members of the Audit Committee. The Audit Committee therefore has four independent members. The Chairman of the Audit Committee is Mr. Sinninghe Damsté. The Audit Committee fulfills its responsibilities by carrying out the activities enumerated in its internal checklist as follows:

- the committee assists the Supervisory Board in fulfilling its oversight responsibilities by reviewing:
  - the financial reports and other financial information provided by the Company to any governmental body or the public;
  - the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics; and

- the Company's auditing, accounting and financial reporting processes generally;

- the committee is directly responsible for the oversight of the Company's independent auditor and has primary authority and responsibility for their selection (subject to appointment by the Annual General Meeting of Shareholders), termination and compensation. The independent auditor reports directly to the Audit Committee and the committee is responsible for the resolution of any disagreements between management and the independent auditor regarding financial reporting;
- the committee approves all audit fees and terms and all non-audit services provided by the independent auditor, and considers whether these services are compatible with the auditor's independence;
- the committee serves as an independent and objective party to monitor the Company's financial reporting process and internal control systems;
- the committee provides an open avenue of communication among the Company's independent accountants, financial and senior management, and the Supervisory Board; and
- the committee has established and maintains procedures for (i) the receipt, retention and treatment of complaints and (ii) the anonymous submission of confidential concerns by employees regarding accounting matters.

In 2004, the Audit Committee met eight times to discuss the scope and results of audits and reviews of the Company's independent external auditor, KPMG, to review the Company's internal accounting control policies and procedures, and to review all periodic filings with the SEC and Euronext Amsterdam. The Company's independent external auditor, KPMG, attended six meetings. Furthermore, the Audit Committee separately met with KPMG outside the presence of management.

Frequent contact took place between the Chairman of the Audit Committee and management of the Company. During 2004, the Audit Committee focused on the Company's internal control over financial reporting, critical accounting policies, new accounting pronouncements and the developments of International Financial Reporting Standard ('IFRS') and the convergence between IFRS and U.S. GAAP.

The Audit Committee closely followed the adoption of the Sarbanes-Oxley Act and the development of the rules promulgated by the SEC, implementing the provisions of the Sarbanes-Oxley Act, and rules promulgated by the Nasdaq Stock Market Inc. amending the listing requirements and marketplace rules of the Nasdaq National Market.

In 2003, the Audit Committee evaluated the performance of KPMG and advised the Supervisory Board to propose that KPMG be appointed as the Company's auditor for the fiscal year ending December 31, 2004. This proposal was adopted by the shareholders at the Annual General Shareholders Meeting held on March 25, 2004.
In 2004, the Audit Committee evaluated the performance of KPMG and advised the Supervisory Board to propose that KPMG be appointed as the Company's auditor for the fiscal year ending December 31, 2005. This proposal will be presented to the shareholders at the Annual General Shareholders Meeting to be held on March 24, 2005.

Remuneration Committee

The Remuneration Committee consists of all Supervisory Board members. The Chairman of the Remuneration Committee is Mr. T. de Waard. In 2004, the Supervisory Board adopted the Regulations Remuneration Committee.

The Remuneration Committee has responsibility for:

- annually reviewing and approving the corporate goals and objectives relevant to the compensation of senior management;
- overseeing and administering the equity incentive plans;
- overseeing and making recommendations to the Supervisory Board with respect to director compensation; and
- determining the compensation of the Chief Executive Officer and reviewing and approving, or make recommendations to the Supervisory Board, with respect to the compensation of the other executive officers.

The Committee met once in 2004 and discussed the remuneration of the members of the Board of Management.

The Supervisory Board prepared a proposal for the remuneration policy for the Board of Management as described below. This proposal will be presented to the shareholders at the Annual General Shareholders Meeting to be held on March 24, 2005.

Remuneration Structure 2004

The total remuneration package of the members of the Board of Management consisted of:

- base salary;
- a short-term performance cash bonus;
- performance stock options;
- pension provisions; and
- other benefits.

The Remuneration Committee considers the remuneration structure each year to ensure it meets the objectives of the remuneration policy. The aim of the remuneration policy is to establish a guaranteed base salary and, where appropriate, a variable performance standard consisting of cash bonuses and stock-based equity incentives as a way to reward good performance and to incentivize continued improvement of performance.

Application of the Policy 2004

Base Salary 2004

Each year, the Remuneration Committee considers whether to increase the base salary levels for the members of the Board of Management. The salaries of the members of the Board of Management were increased by 2.75% on April 1, 2004.

Short-Term Incentive 2004

The short-term incentive is provided through an annual cash bonus. The total amount of cash bonuses that may be granted to the individual members of the Board of Management shall in no event exceed 60% of the individual's gross annual salary including vacation allowance. The total cash bonus per person shall be determined based on the following criteria:

a) 35% on Besi's performance over the applicable fiscal year;
b) 35% on the operating entity's performance for the recently completed fiscal year; and
c) 30% on the individual performance.

Long-Term Incentive 2004 - Stock Options

In 2001, the Company established the BE Semiconductor Industries Incentive plan 2001 – 2005 (the "Incentive Plan 2001"). The total number of ordinary shares ("2001 Plan Shares") that the Company may issue under the Incentive Plan 2001, may not exceed 1.5% of the total number of ordinary shares outstanding in the applicable fiscal year, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2001 Plan Shares may consist, in whole or in part, of unissued ordinary shares or treasury shares. The Company anticipates that it will, on an annual basis, make awards under the Incentive Plan

2001 to executive officers and senior employees of the Company. Options granted in 2002 and 2003 vest after three years. Stock options granted under the Incentive Plan 2001 will have exercise prices equal to the market price of the Company's ordinary shares on the date of grant.

The maximum number of options that may be awarded per year is defined for the members of the Board of Management as follows:

Chief Executive Officer	50,000
Chief Operating Officer	35,000

The number of options to be awarded will be determined by using following elements:

a) 35% based on achievement Besi' net income;
b) 35% based on achieving Besi's operating entity budget targets; and
c) 30% based on the individual performance.

Pensions

Members of the Board of Management normally retire in the year that they reach the age of 62. Different pension plans are provided to members of the Board of Management, based on the salaries, local customs, and rules in the countries of origin.

Loans

As a policy, after the introduction of the Tabaksblat Code, the Company does not provide loans to members of the Board of Management. Current loans outstanding to the members of the Board of Management amount to € 286,795.

Contracts of Employment

The employment contract for Mr. Blickman has been entered into for an indefinite period of time. The employment contract for Mr. Wunderl has been entered into for a period of four years and expires in October 2007. In December 2004, Datacon has entered into employment contracts with Mr. Zeindl and Mr. Rutterschmidt for a period of five years until December 31, 2009.

Remuneration Supervisory Board and Board of Management 2004

The remuneration of members of the Supervisory Board and Board of Management is described in Item 6.B. on Form 20-F included in this Annual Report 2004.

Remuneration Policy 2005

The Supervisory Board reviewed the Company's remuneration policy including all structures and policies related to the remuneration and employment contracts of the Board of Management in light of the Besi Code. The Supervisory Board intends to adjust the remuneration packages of the Board of Management for 2005 to ensure competitiveness of the remuneration provided and to enhance long-term value creation. The remuneration policy 2005 for the members of the Board of Management will be presented to the shareholders for their approval at the Annual General Shareholders Meeting to be held on March 24, 2005.

As it is essential to be able to attract and retain top management for a position on the Board of Management of Besi, external reference data is used in determining market competitive levels of remuneration. An increase in remuneration will be performance-related. In order to enhance long-term value creation, the Supervisory Board will propose to the General Meeting of Shareholders that the performance-related variable share-based remuneration elements will be adjusted. This will have an impact on current short-term and long-term incentive design.

The principles of the Remuneration Policy 2005 are as follows:

Base Salary and Other Benefits 2005

Each year, the Supervisory Board considers whether to adjust base salary levels. Other benefits are linked to base pay and in line with general prevailing market practice.

Short-Term Incentive (Annual Cash Bonus) 2005

The short-term incentive will be provided through an annual cash bonus and will be determined in accordance with the policy in place during 2004.

Long-Term Incentive 2005

The remuneration policy will include a proposal to replace the Incentive Plan 2001 with a Restricted Share Unit Plan (the "Share Plan"). The Share Plan would consist of the following main elements:

- receipt of annual (conditional) awards in the form of rights to receive ordinary shares of the Company;
- vesting period of these awards would be one to three years; and
- the number of shares that would be granted and/or would be vested in any given year would depend on whether the individual achieved defined goals.

Selection, Appointment and Governance Committee

The Selection, Appointment and Governance Committee consists of all Supervisory Board members. Chairman of the Selection, Appointment and Governance Committee is Mr. E.B. Polak. In 2004, the committee met once.

Corporate Governance

The Supervisory Board acknowledges the importance of good corporate governance, where the most important elements are transparency, independence and accountability. The Supervisory Board continuously reviews important corporate governance developments. The Supervisory Board reviewed the development of rules promulgated by the SEC, to implement the provisions of the Sarbanes-Oxley Act and rules promulgated by the Nasdaq Stock Market Inc. amending the listing requirements of the Nasdaq National Market and the marketplace rules. In the Netherlands, the Tabaksblat Committee finalized its corporate governance code. The code is based on the "apply or explain" principle. The Board reviewed the proposal for the Besi corporate governance code in which the best practice rules of the Tabaksblat Committee are covered by indicating where Besi applies or explains how it implements the code. The proposal was approved by the shareholders at the Annual General Meeting of Shareholders held on March 25, 2004. In the section in the Annual Report on Corporate Governance the deviations between the Besi Code and the Tabaksblat code are explained.

The Supervisory Board would like to express its thanks and appreciation to all involved for their hard work and dedication to the Company.

February 8, 2005

The Supervisory Board

Corporate Governance

The Company acknowledges the importance of good corporate governance, the most important elements of which are transparency, independence and accountability. Important corporate governance developments in applicable jurisdictions are followed closely and applicable rules are implemented.

The Company meets the requirements of rules promulgated by the United States Securities and Exchange Commission, implementing the provisions of the United States Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder. The Company also complies with applicable rules promulgated by the Nasdaq Stock Market Inc. and the listing requirements of Euronext Amsterdam. The Company's ordinary share quotations are included in the NextEconomy segment of Euronext.

In the Netherlands the Tabaksblat Committee finalized its corporate governance code in December 2003. In 2004 the Company prepared a proposal for the Besi corporate governance code (the "Besi Code") based on the principles and best practice rules of the Tabaksblat code. The Besi Code follows all principles of the Tabaksblat code and applies almost all best practice rules. To the extent the Besi Code deviates from the provisions of the Tabaksblat code, such deviations are explained below. The Board of Management and the Supervisory Board considered it important that the shareholders of the Company agreed with the contents of the Besi Code after finalization of the Tabaksblat code. The Besi Code was approved by the Company's shareholders at the Annual General Shareholders Meeting held on March 25, 2004.

Corporate Governance Structure

Board of Management

The Board of Management is entrusted with the day to day management of the Company, which means, among other things, that it is responsible for ensuring that the Company is achieving its aims, strategy and policy, and results. The Board of Management is accountable to the Supervisory Board and to the shareholders of the Company. The interests of the Company and its affiliated enterprises guide the Board of Management. The Board of Management also takes into account the interests of the Company's shareholders when making decisions about the operation of the business. The Board of Management provides the Supervisory Board with all material information required, allowing the Supervisory Board to exercise its oversight duties.

The Board of Management is also responsible for (i) overseeing the Company's compliance with all applicable rules and regulations that govern the Company, (ii) managing the risks associated with the Company's business activities and (iii) ensuring that the Company is properly capitalized. The Board of Management informs the Supervisory Board, and its Audit Committee, regarding the Company's internal risk management and control systems, and any updates or developments related thereto.

Remuneration Board of Management

The amount and structure of the remuneration which is paid to the members of the Board of Management by the Company is designed to ensure that the Company can recruit and retain qualified and expert managers. The remuneration consists of both a fixed and a variable component, the variable component is linked to previously-determined, measurable and influenceable targets, which must be achieved partly in the short term and partly in the long term. The variable part of the remuneration is designed to strengthen the board members' commitment to the Company, its objectives and the interests of its shareholders.

The remuneration structure, including severance pay, (a) promotes both the short and long term interests of the Company, (b) discourages Board of Management members from acting in their own interests, as opposed to the best interest of the Company, and (c) rewards those board members who are actively contributing to the growth of the Company. The level and structure of remuneration is determined based on a variety of factors, including the financial and operational results of the Company, the share price performance and other developments relevant to the Company.

The report of the Supervisory Board includes the principal points of the remuneration policy of the Company, as drawn up by the Remuneration Committee. The notes to the annual accounts contain the information prescribed by applicable law on the level and structure of the remuneration of the individual members of the Board of Management. The remuneration policy will be submitted to the General Meeting of Shareholders to be held at March 24, 2005 for adoption. Every material change in the remuneration policy that occurs after this adoption, will also be submitted to the General Meeting of Shareholders for approval. Schemes whereby Board of Management members are remunerated in the form of shares or rights to subscribe for shares, and any changes to such schemes, will also be submitted to the General Meeting of Shareholders for approval. The Supervisory Board will determine the remuneration of the individual members of the Board of Management for the next financial year based on a proposal by the Remuneration Committee, which will be within the scope of the remuneration policy adopted by the Annual General Meeting of Shareholders.

Conflict of Interests Board of Management

Any conflict of interests or apparent conflict of interests between the Company and Board of Management members shall be avoided. Any transaction that would give rise to a conflict of interests or appearance of a conflict of interests requires the approval of the Audit Committee on any other body of the Supervisory Board comprised solely of independent members.

Supervisory Board

The role of the Supervisory Board is to supervise the Board of Management and oversee the general affairs of the Company and its affiliated enterprises. The Supervisory Board annually evaluates its own performance. The Supervisory Board members are required to put the best interest of the Company ahead of their own interests and to act critically and independently when carrying out their responsibilities as a Supervisory Board member.

The Besi code allows one Supervisory Board member to be non-independent. However, currently each member of the Supervisory Board qualifies as an "independent director" as defined by Nasdaq Stock Market Inc. market place rules and in article III.2.3 of the Besi Code.

Each Supervisory Board member has the expertise required to fulfill the duties assigned to the role designated to him within the framework of the Supervisory Board profile. The composition of the Supervisory Board shall be such that it is able to carry out its duties properly. A Supervisory Board member shall be re-appointed only after careful consideration. The profile criteria referred to above shall also be fulfilled in the case of a re-appointment. The Regulations Supervisory Board are posted on the Company's website at www.besi.com.

Supervisory Board Committees

The full Supervisory Board serves as the Company's Audit Committee, Remuneration Committee and Selection Appointment and Governance Committee. The function of the committees is to prepare the decision-making of the Supervisory Board. In its report, the Supervisory Board reports on how the duties of the committees have been carried out in the financial year.

The Audit Committee Charter, the Regulations Remuneration Committee and the Regulations Selection, Appointment and Governance Committee are posted on the Company's website at www.besi.com.

Supervisory Board Conflict of Interests

Any conflict of interests or apparent conflict of interests between the Company and Supervisory Board members shall be avoided. Any arrangement that would give rise to conflict of interests or the appearance of conflict of interest, must be approved by the Supervisory Board upon advice of the Audit Committee. The Audit Committee is responsible for deciding on how to resolve conflicts of interest between Board of Management members, Supervisory Board members, major shareholders and the external auditor on the one hand and the Company on the other.

Supervisory Board Remuneration

The General Meeting of Shareholders determines the remuneration of Supervisory Board members. The remuneration of a Supervisory Board member is not dependent on the results of the Company. The notes to the annual accounts shall, in any event, contain the information prescribed by applicable law on the level and structure of the remuneration of individual Supervisory Board members.

Shareholders and General Meeting of Shareholders

Good corporate governance requires the full participation of shareholders. It is in the interest of the Company that as many shareholders as possible participate in the decision making at the General Meeting of Shareholders. Pursuant to applicable laws, any decisions of the Board of Management on a major change in the identity or character of the Company or its enterprise shall be subject to the approval of the General Meeting of Shareholders.

The Board of Management or, where appropriate, the Supervisory Board provides the shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence the Company's share price. The contacts between the Board of Management on the one hand and press and analysts on the other is carefully handled and structured, and the Company does not engage in any acts that compromise the independence of analysts in relation to the Company and vice versa. The Board of Management and the Supervisory Board shall provide the General Meeting of Shareholders with the information that it requires for the exercise of its powers subject to such limitations as are allowed under applicable law. If price-sensitive information is provided during a General Meeting of Shareholders, or the answering of shareholders' questions has resulted in the disclosure of price-sensitive information, this information will be made public without delay.

External and Internal Audit

The Board of Management is primarily responsible for the quality and completeness of publicly disclosed financial reports. The Supervisory Board oversees the Board of Management as it fulfills this responsibility.

The Annual General Meeting of Shareholders appoints the external auditor. The Audit Committee of the Supervisory Board shall nominate a candidate for appointment. The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, are approved by the Audit Committee.

The internal auditor function that plays an important role in assessing and testing the internal risk management and control systems, operates under the responsibility of the Board of Management.

The external auditor attends the meetings of the Audit Committee of the Supervisory Board, at which the annual accounts and quarterly results are reviewed for subsequent approval by the Supervisory Board. The external auditor reports his findings in relation to the audit of the annual accounts and the quarterly results to the Board of Management and the Supervisory Board at separate meetings.

Explanation of Deviations from the Tabaksblat Code

The Besi Code has been approved by the Annual General Meeting of Shareholders held at March 25, 2004. The Besi Code is based on the requirements of rules promulgated by the United States Securities and Exchange Commission, implementing the provisions of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002 and rules promulgated by the Nasdaq Stock Market Inc. as well as the listing requirements of Euronext Amsterdam.

In the segment below, the deviations of the Besi Code from the Tabaksblat Code are listed and explained.

Article II.1.1

The Company respects the rights of current members of the Board of Management and for that reason did not adjust the current Board of Management employment agreements. For new members of the Board of Management the terms and conditions of the employment agreement including the term of the contract will be evaluated at the moment of appointing such member of the Board of Management. The terms and conditions will depend on the legislation and market conditions that affect the possibilities to attract new members for the Board of Management.

Article II.2.1

The Company granted the members of the Board of Management unconditional options that cannot be exercised in the first three years after they have been granted. This is considered in line with remuneration policies generally applied in this industry.

Article II.2.6

The Company acknowledges the importance of preventing conflict of interests that possession of shares in listed companies could cause. However, the Company considers reporting of the possession of all shares in listed companies by members of the Board of Management a too large intrusion on the privacy of the members of the Board of Management.

As an alternative the Supervisory Board has drawn up regulations concerning ownership of, and transactions in, listed securities by the Board of Management members, in case possession of these securities could cause a conflict of interest as described in article II.3 of the Tabaksblat Code. In that case possession of these securities will be reported to the Chairman of the Supervisory Board immediately.

Article II.2.7.

The Company respects the rights of current members of the Board of Management and for that reason did not adjust the current Board of Management employment agreements. For new members of the Board of Management the terms and conditions of the employment agreement including severance payments will be evaluated at the moment of appointing such member of the Board of Management. The terms and conditions will be depending on the legislation and market conditions that affect the possibilities to attract new members for the Board of Management.

Article II.2.8

Besi does not grant its members of the Board of Management any personal loans, guarantees or the like, but will not amend or cancel existing loan agreements that relate to the granting of options prior to the year 2001.

Article III.4.3

Taking into account the size and cost structure of the Company, currently a full time "Secretary of the Company" is not feasible. The Company considers the function of "Secretary of the Company" important. Therefore this function is performed by the current staff of the Company.

Article III.7.1

The shares of the Company are listed at Euronext Amsterdam and Nasdaq. The Company operates in an international environment where investors expect the Supervisory Board to have stock options in order to enlarge the commitment to the Company. Therefore, the Supervisory Board is entitled to acquiring stock options by using a part of their cash remuneration for such purposes. The stock options are valued based on the Black Scholes model.

Article III.7.3

The Company acknowledges the importance of preventing conflict of interests that possession of shares in listed companies could cause. However, the Company considers reporting of the possession of all shares in listed companies by members of the Supervisory Board a too large intrusion on the privacy of the members of the Supervisory Board. As an alternative the Supervisory Board has drawn up regulations concerning ownership of, and transactions in, listed securities by the Supervisory Board members in case possession of shares in listed companies by the Supervisory Board could cause a conflict of interest as described in article II.3 of the Tabaksblat Code. In that case the Chairman of the Supervisory Board must be notified immediately. In case the Chairman of the Supervisory Board is involved, the Vice-Chairman of the Supervisory Board must be notified immediately.

Article IV.3.1 (Besi Code IV.2.1)

The Company acknowledges the importance of the principle to inform all shareholders similarly at the same moment in time. Currently it is not possible to make every meeting and presentation to analysts and investors accessible for all shareholders. As far as practicably possible, these meetings and presentations will be announced on the Company's website. The presentations will be posted on the Company's website afterwards on www.besi.com.

Article IV.3.8 (Besi Code IV.2.8)

The Company considers it important that the minutes of meeting of the Annual General Meeting of Shareholders are made available to the shareholders in a correct and timely manner. These minutes are prepared by a Dutch civil law notary and are therefore prepared by a person independent from the Company. The Company considers that posting the minutes on the Company's website within 3 months after the Annual General Meeting of Shareholders is held, is made available in a timely manner.

Internal Risk Management and Control

The Company has an internal risk management and control system that is suitable for the Company. The Company's internal risk management and control system includes, among other things: (a) risk analyses of the operational and financial objectives of the Company; (b) a code of ethics for principal executive and senior financial officers and code of conduct applicable to the Board of Management and employees which is published on the Company's website; (c) guidelines for the layout of the financial reports and the procedures to be followed in drawing up the reports; (d) a system of disclosure controls and procedures designed to ensure that information, including non-financial information, required in reports to be filed with certain regulatory bodies, including the United States Securities and Exchange Commission, is accurately recorded, processed and summarized within the time period specified by applicable rules and (e) a system of internal controls over financial reporting.

The Board of Management includes a report in its annual report on Form 20-F, concerning its internal controls over financial reporting. This report includes the following elements: (a) a statement of management's responsibilities for establishing and maintaining adequate internal control over financial reporting; (b) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of the Company's internal control over financial reporting; (c) management's assessment of the effectiveness of the Company's internal control over financial reporting as of the end of the Company's most recent fiscal year, including a statement as to whether the controls are effective. The assessment discloses any material weakness in the Company's internal control over financial reporting. If the Board of Management identifies one or more material weaknesses in its internal control, it is not permitted to conclude that the Company's internal controls are effective; and (d) a statement that the Company's auditors of the financial statements included in the Annual Report on Form 20-F, to be filed with the Securities and Exchange Commission, have attested to, and reported on, the Board of Management's evaluation of the Company's internal controls over financial reporting.

The Board of Management has established a policy that allows the employees of the Company to report any irregularities of a general, operational and financial nature in, or violations of any securities laws by the Company to the Chairman of the Audit Committee or to the Chairman of the Board of Management or to an official designated by him, without jeopardizing their employment with the Company. Alleged irregularities concerning the functioning of Board of Management members shall be reported to the Chairman of the Supervisory Board. The personnel policies regarding the reporting of violations are posted on the Company's website at www.besi.com.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

Commission file number: 0-27298

BE SEMICONDUCTOR INDUSTRIES N.V.

(Exact Name of Registrant as Specified in Its Charter)

The Netherlands
(Jurisdiction of Incorporation or Organization)

Marconilaan 4
5151 DR Drunen
The Netherlands
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares	Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2004: 30,794,660 ordinary shares, nominal value € 0.91 per share (of which amount, 5,726,285 are traded on the NASDAQ National Market in the form of New York Shares and 25,068,375 are traded on the Amsterdam Stock Exchange in the form of Bearer Shares).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 [ ] Item 18 [X]

TABLE OF CONTENTS

PART I

PART II

PART III

In this Annual Report on Form 20-F, references to "Besi" or the "Company" are to BE Semiconductor Industries N.V. and references to "we" or "us" are to BE Semiconductor Industries N.V., and, as the context requires, its wholly owned subsidiaries.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States or, U.S. GAAP. Our consolidated financial statements are expressed in euro, the currency of the European Economic and Monetary Union. In this Form 20-F, references to "euro" or "€" are to euro, and references to "U.S. dollars", "USD", "U.S. $" or "$" are to United States dollars.

For convenience purposes, our financial information for the most recently completed fiscal year has been presented in U.S. dollars, converted at an exchange rate of $ 1.3538 = € 1.00, the noon buying rate (rounded) on December 31, 2004, for cable transactions in foreign currencies as certified by the Federal Reserve Bank of New York. The noon buying rate on February 28, 2005 was $ 1.3274 = € 1.00. These translations should not be construed as a representation that the euro amounts actually represent U.S. dollar amounts or could be converted into U.S. dollar amounts at the rate indicated or at any other rate.

Our fiscal year ends on December 31 of each year. References to any specific financial year or to "FY" refer to the year ended December 31 of the calendar year specified.

Forward Looking Statements

This Annual Report on Form 20-F contains certain forward-looking statements and information relating to the Company that are based on beliefs of our management as well as assumptions made by and information currently available to us. Without limiting the foregoing, when used in this document, the words "anticipate", "believe", "estimate", "expect", "intend", "plan" and "project" and similar expressions, as they relate to the Company or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by our targeted customers, changes in business strategy and various other factors, both referenced and not referenced in this Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. We do not intend, and do not assume any obligation, to update these forward-looking statements.

PART I

Item 1: Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2: Offer Statistics and Expected Timetable

Not applicable.

Item 3: Key Information

Selected Consolidated Financial and Statistical Data

The selected consolidated financial data set forth below for the years ended December 31, 2002, 2003 and 2004 and as of December 31, 2003 and 2004 are derived from our consolidated financial statements, which appear elsewhere in this Form 20-F, and which have been audited by KPMG Accountants N.V. The selected consolidated financial data set forth below for the years ended December 31, 2000 and 2001, and as of December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements, which are not included in this Form 20-F. The data set forth below should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

(Amounts in thousands, except share and per share data)	Year Ended December 31,					
	2000 EURO	2001 EURO	2002 EURO	2003 EURO	2004 EURO	2004 USD[(1)]
Consolidated Statements of Operations						
Net sales	197,972	150,030	83,228	85,500	126,341	171,040
Cost of sales	121,171	96,253	55,849	63,345	88,352	119,611
Gross profit	76,801	53,777	27,379	22,155	37,989	51,429
Selling, general and administrative expenses	33,841	30,563	26,235	25,436	27,145	36,749
Research and development expenses	11,440	15,446	12,470	13,564	12,500	16,923
Write-off of in-process research and development	11,461	-	-	-	-	-
Restructuring charges	-	8,306	786	-	5,616	7,603
Impairment of intangibles	-	-	3,302	287	-	-
Amortization of intangible assets	3,126	3,848	2,591	2,522	2,465	3,337
Total operating expenses	59,868	58,163	45,384	41,809	47,726	64,612
Operating income (loss)	16,933	(4,386)	(18,005)	(19,654)	(9,737)	(13,183)
Interest income, net	2,814	4,240	3,395	2,815	1,811	2,452
Income (loss) before taxes and equity in earnings (loss) of affiliated companies and minority interest	19,747	(146)	(14,610)	(16,839)	(7,926)	(10,731)
Income taxes (benefit)	6,311	518	2,404	(3,292)	(2,435)	(3,297)
Income (loss) before equity in earnings (loss) of affiliated companies and minority interest	13,436	(664)	(17,014)	(13,547)	(5,491)	(7,434)
Equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies	5,031	(16,314)	-	-	-	-
Minority interest	-	-	3	50	64	87
Net income (loss)	18,467	(16,978)	(17,011)	(13,497)	(5,427)	(7,347)
Earnings (loss) per share						
Basic	0.61	(0.53)	(0.54)	(0.44)	(0.18)	(0.24)
Diluted	0.61	(0.53)	(0.54)	(0.44)	(0.18)	(0.24)
Weighted average number of shares used to compute earnings (loss) per share						
Basic	30,242,151	31,794,675	31,462,482	30,813,681	30,794,660	30,794,660
Diluted	30,351,462	31,794,675	31,462,482	30,813,681	30,794,660	30,794,660
Consolidated Balance Sheet Data						
Cash and cash equivalents	122,849	141,506	119,866	108,897	106,573	144,279
Working capital	156,389	177,121	157,612	138,437	141,760	191,916
Total assets	325,747	271,886	244,998	221,417	227,342	307,775
Long-term debt and capital leases, including current portion	12,392	10,688	9,040	8,879	14,114	19,107
Total shareholders' equity	247,743	228,302	200,488	183,506	176,993	239,613

(Amounts in thousands)	Year Ended December 31,					
	2000 EURO	2001 EURO	2002 EURO	2003 EURO	2004 EURO	2004 USD(1)
Consolidated Statements of Cash Flow Data						
Capital expenditures	6,311	3,393	4,903	11,889	3,427	4,639
Depreciation of property, plant and equipment	4,465	4,495	4,135	3,947	4,444	6,017
Net cash provided by (used in) operating activities	12,066	14,942	(4,224)	5,296	(4,597)	(6,223)
Net cash provided by (used in) investing activities	(30,208)	14,729	(8,719)	(11,796)	(3,288)	(4,451)
Net cash provided by (used in) financing activities	88,687	(11,392)	(6,792)	(2,817)	5,973	8,086

(1) Translated solely for convenience of the reader at the noon buying rate in effect on December 31, 2004 of € 1.00 = $ 1.3538.

Exchange Rate Information

A significant portion of our net sales and expenses is denominated in currencies other than euro. We do not currently anticipate paying any dividends to shareholders. Any dividends that we may declare, however, would be in the currency determined by our directors at the time such dividends are declared, and exchange rate fluctuations would affect the U.S. dollar equivalent of any cash dividend received by holders of shares of New York registry.

The average exchange rate information set forth below is computed using the noon buying rate for the euro on the last business day of each month during the period indicated.

Average Exchange Rates of U.S. Dollars per Euro

	Average
Financial year ended December 31, 2000	$ 0.9209
Financial year ended December 31, 2001	$ 0.8909
Financial year ended December 31, 2002	$ 0.9495
Financial year ended December 31, 2003	$ 1.1411
Financial year ended December 31, 2004	$ 1.2478

Recent Exchange Rates of U.S. Dollars per Euro

The table below shows the high and low exchange rates of U.S. dollars per euro for each month from September 2004 to February 2005:

	High	Low
September 2004	$ 1.2417	$ 1.2052
October 2004	$ 1.2783	$ 1.2271
November 2004	$ 1.3288	$ 1.2703
December 2004	$ 1.3625	$ 1.3224
January 2005	$ 1.3476	$ 1.2954
February 2005	$ 1.3274	$ 1.2773

The noon buying rate for the euro on February 28, 2005 was € 1.00 = $ 1.3274.

Risk Factors

The following important factors, among others, could cause our actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management from time to time.

Our Net Sales and Results of Operations Depend in Significant Part on Anticipated Demand for Semiconductors, Which is Highly Cyclical, and the Semiconductor Market has Recently Experienced a Significant and Sustained Downturn

Capital expenditures of our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, reduced prices and lower net sales, and have regularly been associated with dramatically reduced levels in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a rise or fall in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. For example, according to trade association data, worldwide sales of all semiconductor products grew by more than 40% in 1995, while worldwide semiconductor sales in 2002 decreased by more than 30% as compared to 2000. This cyclicality has had and is expected to continue to have a direct effect on our net sales, results of operations and backlog. Downturns in the industry can be severe and protracted and could again adversely affect our net sales, results of operations and backlog.

Our Quarterly Net Sales and Operating Results Fluctuate Significantly

Our quarterly net sales and operating results have varied in the past and may continue to fluctuate in the future. We believe that period-to-period comparisons of our operating results are not necessarily indicative of future operating results. Factors that have caused our operating results to fluctuate in the past and which are likely to affect us in the future include the following:

- the volatility of the semiconductor industry;
- the length of sales cycles and lead-times associated with our product offerings;
- the timing, size and nature of our transactions;
- the market acceptance of new products or product enhancements by us or our competitors;
- the timing of new personnel hires and the rate at which new personnel become productive;
- the changes in pricing policies by our competitors;
- the changes in our operating expenses;
- our ability to adjust production capacity on a timely basis to meet customer demand; and
- the fluctuations in foreign currency exchange rates.

Because of these factors, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. In future periods, our results of operations could differ from estimates of public market analysts and investors. Such discrepancy could cause the market price of our securities to fall.

Our Backlog at Any Particular Date May Not Be Indicative of Our Future Operating Results

Our backlog amounted to € 31.8 million at December 31, 2004. In market downturns, semiconductor manufacturers historically have cancelled or deferred additional equipment purchases. For example, backlog decreased significantly in the third quarter of 2004 due to production and capital expenditure cutbacks initiated by our customers during this period. The orders in our backlog are subject to cancellation by the customer at any time upon payment of a negotiated charge. Because of the possibility of changes in delivery schedules, cancellations of orders and potential delays in product shipments, our backlog at any particular date may not be representative of actual sales for any succeeding period.

Our current and future dependence on a small number of customers increases the revenue impact of each customer's delay or deferral activity. Our expense level in future periods will be based, in large part, on our expectations regarding future revenue sources and, as a result, our operating results for any given period in which material orders fail to occur, are delayed or deferred could vary significantly.

Because of the Lengthy and Unpredictable Sales Cycle Associated with Our Transactions, We May Not Succeed in Closing Transactions on a Timely Basis, if At All, Which Would Adversely Affect Our Net Sales and Operating Results

Transactions for our products often involve large expenditures as the average selling price for a substantial portion of the equipment we offer exceeds € 300,000. The sales cycles for these transactions are often lengthy and unpredictable. Factors affecting the sales cycle include:

- customers' capital spending plans and budgetary constraints;
- the timing of customers' budget cycles; and
- customers' internal approval processes.

These lengthy sales cycles may cause our net sales and results of operations to vary from period to period and it may be difficult to predict the timing and amount of any variations.

We may not succeed in closing such large transactions on a timely basis or at all, which could cause significant variability in our net sales and results of operations for any particular period.

The Acquisition of Datacon May Adversely Affect Our Results of Operations

We completed the acquisition of Datacon Technology AG, or Datacon, on January 4, 2005. The acquisition of Datacon is material to us based on Datacon's reported net sales of € 58.3 million for the fiscal year ended March 31, 2004 and € 39.1 million for the six months ended September 30, 2004, as opposed to € 85.5 million for the year ended December 31, 2003 and € 126.3 million for the year ended December 31, 2004 for us. The success of this acquisition will depend, in part, on our ability to retain key personnel, and integrate the business of Datacon with our business. In addition, the integration efforts relating to the acquisition of Datacon may divert management attention from day-to-day activities, disrupt our ongoing operations, increase our expenses and adversely impact our results of operations, which could adversely affect the market price of our ordinary shares.

Datacon reports under International Financial Reporting Standards, or IFRS, and not under U.S. GAAP. In order to consolidate the financial figures of Datacon with ours, Datacon must prepare its financial statements according to U.S. GAAP subsequent to the acquisition. The effects of this change in reporting standards for Datacon's future results of operations cannot currently be determined. As a result, our results of operations in future periods may substantially differ from the results of operations in historical periods and the results of operations for us and Datacon may not be indicative of the results of operations for future years, which could adversely affect the market price of our ordinary shares.

A Limited Number of Customers Have Accounted for a Significant Percentage of Our Net Sales, and Our Future Net Sales Could Decline if We Cannot Keep or Replace These Customer Relationships

Historically, a limited number of our customers have accounted for a significant percentage of our net sales. In 2004, our three largest customers accounted for approximately 37% of our net sales, with the largest customer accounting for approximately 17% of our net sales. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, we anticipate that the identity of such customers will continue to vary over time, so that the achievement of our long-term goals will require the maintenance of relationships with our existing clients and obtaining additional customers on an ongoing basis. Our failure to enter into, and realize revenue from, a sufficient number of contracts during a particular period could have a significant adverse effect on our net sales.

We May Fail to Compete Effectively in Our Market

We face substantial competition from established companies, based primarily in Japan, various other Pacific Rim countries and the United States, many of which have greater financial, engineering, manufacturing and marketing resources than we do. We believe that once a semiconductor manufacturer has decided to buy semiconductor assembly equipment from a particular vendor, the manufacturer often continues to use that vendor's equipment in the future. Accordingly, it is often difficult to achieve significant sales to a particular customer once another vendor's products have been installed. Furthermore, some companies have historically developed, manufactured and installed back-end assembly equipment internally, and it may be difficult for us to sell our products to these companies. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited. We believe that the limited growth of the Japanese semiconductor industry in recent years has caused our Japanese competitors to intensify their efforts to export their products to other areas of the world, particularly Asia. As a result, competition in these markets has become increasingly intense. We believe that Japanese suppliers will be our most significant competitors for the foreseeable future due to their strength in the supply equipment for high-volume, low cost production and their high levels of excess capacity relative to other suppliers.

We believe that a decrease in the value of the Japanese yen or the U.S. dollar and dollar-linked currencies in relation to the euro could lead to intensified price-based competition in our markets resulting in lower prices and margins and could have a negative impact on our business and results of operations.

We believe that our ability to compete successfully in our markets depends on a number of factors both within and outside our control, including:

- price, product quality and system performance;
- ease of use and reliability of our products;
- manufacturing lead times, including the lead times of our subcontractors;
- cost of ownership;
- success in developing or otherwise introducing new products; and
- market and economic conditions.

We Must Introduce New Products in a Timely Fashion and We Are Dependent upon the Market Acceptance of These Products

Our industry is subject to rapid technological change and new product introductions and enhancements. The success of our business strategy and results of operations are largely based upon accurate anticipation of customer and market requirements. Our ability to implement our overall strategy and remain competitive will depend in part upon our ability to develop new and enhanced products and to introduce them at competitive price levels. We must also accurately forecast commercial and technical trends in the semiconductor industry so that our products provide the functions required by our customers and are configured to be used in our customers' facilities. We may not be able to respond effectively to technological changes or to specific product announcements by competitors. As a result, the introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.

Although we expect to continue to introduce new products in each of our product lines, we cannot assure you that we will be successful in developing new products in a timely manner or that any new products that we introduce will achieve market acceptance.

We Are Largely Dependent upon Our International Operations

We have manufacturing and/or sales and service facilities and personnel in, amongst others, the Netherlands, Malaysia, Korea, Hong Kong, Singapore, Japan, China, Philippines and the United States and our products are marketed, sold and serviced worldwide. Our operations are subject to risks inherent in international business activities, including, in particular:

- general economic conditions in each country;
- the overlap of different tax structures and management of an organization spread over various countries;
- currency fluctuations, which could result in increased operating expenses and reduced revenues;
- greater difficulty in accounts receivable collection and longer collection periods;
- unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations; and
- import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

In addition, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period.

We Are Dependent on Net Sales from Customers in Various Pacific Rim Countries Who Have Experienced Economic Difficulties in the Past

Our net sales are dependent upon customers in various Pacific Rim countries. Many Pacific Rim countries have experienced banking and currency difficulties that have led to economic recessions at times in the recent past. Specifically, the decline in value of the Korean and Southeast Asian currencies, together with difficulties in obtaining credit, has resulted in a decline in the purchasing power of our Korean and Southeast Asian customers and has resulted in the cancellation or delay of orders for our products from Korean and Southeast Asian customers. In addition, if Japan's economy were to weaken again, investments by Japanese customers may be negatively affected with potential negative implications for the economies of other Pacific Rim countries.

Our Results of Operations Have in the Past and Could in the Future Be Affected by Currency Exchange Rate Fluctuations

For the year ended December 31, 2004, the percentage of our consolidated net sales that is denominated in euro was approximately 54% whereas the percentage of our consolidated net sales represented by U.S. dollars or dollar-linked currencies was approximately 46%. Approximately 83% of our costs and expenses were denominated in euro for such period. As a result, our results of operations could be affected by fluctuations in the value of the euro against the U.S. dollar. In recent periods, the value of the U.S. dollar has declined significantly in comparison with the euro. We seek to manage our exposure to such fluctuations by hedging firmly committed sales contracts denominated in U.S. dollars. While management will continue to monitor our exposure to currency fluctuations and, as appropriate, use financial hedging instruments to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition.

If We Fail to Continue to Attract and Retain Qualified Personnel, Our Business May Be Harmed

Our future operating results depend in significant part upon the continued contribution of our senior executive officers and key employees, including a number of specialists with advanced university qualifications in engineering, electronics and computing. In addition, our business and future operating results depend in part upon our ability to attract and retain other qualified management, technical, sales and support personnel for the operations. We believe that our ability to increase the manufacturing capacity of our subsidiaries has from time to time been constrained by the limited number of such skilled personnel. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The loss of any key executive or employee or the inability to attract and retain skilled executives and employees as needed could adversely affect our business, financial condition and results of operations.

We May Not Be Able to Protect Our Intellectual Property Rights, Which Could Make Us Less Competitive and Cause Us Too Lose Market Share

Although we seek to protect our intellectual property rights through patents, trademarks, copyrights, trade secrets and other measures, we cannot assure you that we will be able to protect our technology adequately, that our competitors will not be able to develop similar technology independently, that any of our pending patent applications will be issued, or that intellectual property laws will protect our intellectual property rights. In addition, we operate internationally, and intellectual property protection varies among the jurisdictions in which we conduct business. Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business and operating results. In addition, third parties may seek to challenge, invalidate or circumvent any patent issued to us, the rights granted under any patent issued to us may not provide competitive advantages and third parties may assert that our products infringe patent, copyright or trade secrets of such parties. Furthermore, third parties may independently develop similar products or duplicate our products. If any party is able to successfully claim that our creation or use of proprietary technology infringes upon their intellectual property rights, we may be forced to pay damages. In addition, to any damages we may have to pay, a court could require
us to stop the infringing activity or obtain a license on unfavorable terms.

We Are Subject to Environmental Rules and Regulations in a Variety of Jurisdictions

We are subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our manufacturing processes. Environmental claims or the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use or adequately restrict the discharge of hazardous substances could subject us to future liabilities.

Reporting in Accordance with IFRS May Differ from Reporting in Accordance with U.S. GAAP

Beginning in 2005, the European Commission will require companies that are quoted on a European stock market, such as Euronext Amsterdam on which the Company is listed, to publish their financial statements in accordance with IFRS. While we intend to continue publishing financial statements prepared in accordance with U.S. GAAP, we will also publish our consolidated financial statements in accordance with IFRS from January 1, 2005 onwards. Our financial condition and results of operations reported in accordance with IFRS may differ from our financial condition and results of operations reported in accordance with U.S. GAAP, which could adversely affect the market price of our ordinary shares.

We May Acquire or Make Investments in Companies or Technologies Any of Which Could Disrupt Our Ongoing Business, Distract Our Management and Employees, Increase Our Expenses and Adversely Affect Our Results of Operations

As part of our future growth strategy, we may from time-to-time acquire or make investments in companies and technologies. We could face difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. In addition, these acquisitions may disrupt our ongoing operations, divert management from day-to-day activities, increase our expenses and adversely affect our results of operations. Any future acquisitions could involve other risks, including the assumption of additional liabilities, dilutive issuances of equity securities and incurrence of debt. In addition, these types of transactions often result in charges to earnings for items, such as amortization of intangible assets or in-process research and development expenses.

We Are Subject to Provisions of Dutch Law, Which May Restrict the Ability of Our Shareholders to Make Some Decisions

We are subject to provisions of Dutch law applicable to large companies that, together with some provisions of our Articles of Association, have the effect of concentrating control over significant corporate decisions and transactions in the hands of the Supervisory Board. Under such regime, the Supervisory Board has the power to appoint and dismiss the members of the Board of Management. The members of the Supervisory Board are appointed by the General Meeting of Shareholders, but the Supervisory Board may provide binding nominations for the majority of the members to be appointed. Consequently, this regime may have the effect of delaying or preventing a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares.

Anti-Takeover Provisions Could Delay or Prevent a Change of Control, Including a Takeover Attempt That Might Result in a Premium over the Market Price for Our Ordinary Shares

Our Articles of Association provide for the possible issuance of preference shares. Such shares may be issued pursuant to a resolution of the General Meeting of Shareholders. The General Meeting of Shareholders granted, and the Supervisory Board has approved, the Board of Management's right to issue preference shares. In April 2000, we established the Foundation, whose board consists of five members, four of whom are independent of Besi. We have granted the Foundation a call option pursuant to which the Foundation may purchase up to 55,000,000 of the preference shares. If the Foundation were to exercise the call option, it may result in delaying or preventing a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares.

We May in the Future be Considered a Passive Foreign Investment Company

The U.S. Internal Revenue Code of 1986, as amended, contains special rules relating to passive foreign investment companies, or PFICs. A U.S. holder who owns stock in a PFIC generally is subject to adverse tax consequences under these rules. These rules do not apply to non-U.S. holders. A company is treated as a PFIC if at least 75% of its gross income for a taxable year consists of "passive income," defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets that produces or is held for the production of passive income, including cash balances, is at least 50%. There can be no assurance that we will in future years have sufficient revenues from product sales or sufficient non-passive assets to avoid becoming a PFIC.

If we were classified as a PFIC, unless a U.S. holder made a timely specific election, a special tax regime would apply to any "excess distribution," which would be the U.S. holder's share of distributions in any year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding years or the U.S. holder's holding period, if shorter, and any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the U.S. holder's holding period for the ordinary shares. A U.S. holder will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year's taxes. A U.S. holder may be able to ameliorate the tax consequences somewhat by making a mark-to-market election, or QEF election, that is, an election to have us treated as a qualified electing fund for U.S. federal income tax purposes. You should consult your tax advisor regarding the tax consequences of our classification as a PFIC.

Price Volatility of the Ordinary Shares

The current market price of our ordinary shares may not be indicative of prices that will prevail in the trading market in the future. In particular, since our initial public offering in December 1995, the market price of our ordinary shares has experienced significant appreciation and, more recently, significant depreciation, as have price levels for equity securities generally and price levels for equity securities of companies associated with the semiconductor industry and other high-technology fields. In addition, since our initial public offering, the market price of the ordinary shares has experienced significant fluctuation, including fluctuation that is unrelated to our performance. We expect that this fluctuation will continue in the future.

Item 4: Information on the Company

Introduction

BE Semiconductor Industries N.V. is a leading manufacturer of semiconductor die sorting, flip chip bonding and multi-chip die bonding, packaging and plating equipment for both leadframe and array connect applications. We design and manufacture technologically advanced, high-performance equipment and integrated systems for the semiconductor industry's assembly process operations. Our equipment is used principally to produce semiconductor packages, which provide the electronic interface and physical connection between the chip and other electronic components and protect the chip from the external environment. Our innovative systems offer customers high productivity and improved yields of defect-free devices at a low total cost of ownership. We operate primarily through our wholly owned divisions. We conduct the molding systems and trim and form integration systems business through our wholly owned subsidiary Fico B.V. and its subsidiaries, or Fico. We conduct the plating systems and singulation systems business through our wholly owned subsidiary Meco International B.V. and its subsidiaries, or Meco. RD Automation and Laurier operate our high precision flip chip die attach systems and die sorting systems businesses. We conduct our flip chip and multi-chip bonding equipment business through Datacon.

Our customers are leading U.S., European and Asian semiconductor manufacturers and packaging subcontractors and include Agere, Amkor, ASE, AVX, Infineon, Motorola, NSEB, ON Semiconductor, Philips, Skyworks and STMicroelectronics. Our equipment performs critical functions in our customers' semiconductor assembly operations and in many cases represents a significant percentage of their installed base of packaging and plating equipment. Our business has benefited from close, long-term relationships with our customers, many of whom have been purchasing our equipment and services for over 30 years. We believe that these customer relationships have contributed to us attaining leading positions in each of our principal product lines.

Our ordinary shares are listed on Euronext Amsterdam (symbol: BESI) and on the Nasdaq National Market (symbol: BESI). We were incorporated under the laws of the Netherlands in May 1995. Our principal executive offices are located at Marconilaan 4, 5151 DR Drunen, the Netherlands, and our telephone number at that location from the United States is (011) 31- 416-384345. The address for our agent for service in the United States is BE Semiconductor Industries USA, Inc., 10 Tinker Avenue, Londonderry, NH 03053.

Recent Events

Acquisition of Datacon

General

On January 4, 2005, we completed the acquisition of Datacon. In the transaction, Datacon shareholders received total consideration of € 72.6 million, of which € 65 million was paid in cash and the remainder through the issuance of 1,933,842 ordinary shares. In connection with the acquisition of Datacon, we incurred approximately € 3.2 million in acquisition fees and expenses. Under the terms of the acquisition, two foundations representing the former Datacon shareholders have agreed to a lock-up arrangement pursuant to which the new ordinary shares issued to them in the transaction must be held for a period of two years from the date of the acquisition, subject to certain permitted exceptions.

We expect to complete the determination of the allocation of the purchase price paid in connection with the acquisition of Datacon in the first quarter of 2005. We anticipate that the transaction will be accretive to our earnings per share in 2005 assuming no synergies related to the combination of the two firms. We intend to operate Datacon as an independent subsidiary within our group. We intend to retain the Datacon brand name and to offer its flip chip and die bonding equipment as part of our global product portfolio of assembly equipment.

Under the terms of the transaction, H. Rutterschmidt and G. Zeindl, members of Datacon's management board, will be appointed by our Supervisory Board as members of our Board of Management. This appointment is expected to take place after the notification of the General Meeting of Shareholders at the next annual General Meeting of Shareholders.
In a separate transaction, an Austrian subsidiary of Besi acquired the land where the factory building of Datacon is located in Radfeld, Austria, for € 2 million from a partnership of which H. Rutterschmidt and G. Zeindl are two of the partners.

Strategic Rationale

Our business strategy is to become the world's leading supplier of advanced back-end assembly equipment by means of leveraging our technology leadership, pursuing back-end system integration, focusing on long-term customer relationships, expanding our sales and service operations and selectively pursuing acquisitions.

The purchase of Datacon provides us with a complementary product line acquisition that is consistent with our goal of becoming the world's leading assembly equipment company and our strategy of offering customers a broad portfolio of cost-effective, end-to-end integrated solutions. The acquisition will increase the breadth of our product portfolio by adding flip chip bonding equipment and multi-chip die bonding equipment to our global product portfolio.

The acquisition significantly increases our scale and presence in the semiconductor assembly equipment market. Based on 2003 data from VLSI, we believe that as a result of the Datacon acquisition, we will become the third largest semiconductor assembly equipment company in the world as measured by revenues. We believe that this increase in scale and market presence will enhance our position in the eyes of our customers, competitors and employees.

In addition, we believe that the acquisition will allow us to further expand our market penetration of many key global accounts such as Infineon, STMicroelectronics and Amkor and provide the potential to expand our relationships with customers such as Epcos, Skyworks, Bosch, Fairchild and ASE.

We believe that our manufacturing capacity and technology base will also benefit from the transaction. Our global manufacturing resources will be expanded through the incorporation of additional, production capacity in Hungary, Austria and Asia. Our technology base will be strengthened through the combination of the resources of our die handling operations in the United States with those of Datacon.

We also expect to benefit from the depth of Datacon's management resources. We believe that Datacon has an excellent senior and middle management organization with a demonstrated track record of business and financial success. Datacon's executive management team has agreed to stay on with Datacon subsequent to the transaction and will be integrated with our management team. We believe that Datacon's historical financial results reflect the leadership position of its products and its successful business model.

Business

Datacon was founded in 1986 in Radfeld, Austria and is today a leading global manufacturer of flip chip bonding, multi-chip die bonding and other related assembly equipment for the semiconductor and telecommunications industries. In the year ended March 31, 2004, sales of flip chip and die bonding equipment represented approximately 47% and 53%, respectively, of Datacon's net sales. According to data for 2003 from VLSI, Datacon is the world's largest manufacturer of flip chip bonding equipment for the semiconductor industry with a market share of 26%. The use of flip chip bonding technology is critical for the needs of chip manufacturers, allowing them to further shrink device sizes while increasing functionality for applications such as wireless telephony, personal digital assistants, consumer electronics and Internet infrastructure.

Datacon's products provide a wide range of die bonding capabilities for the advanced packaging market, ranging from high precision single die attach to sophisticated multi-chip, die and flip chip bonding applications. In addition, Datacon offers a customized products service for its customers, ranging from single machines to entire production lines with equipment integrated from other manufacturers, and also offers standardized and market specific products and training as standard to all customers. The principal end markets for its products are the automotive, telecommunications, consumer electronics, computer, health care, industrial and military and space industries.

Datacon's largest customers are principally semiconductor manufacturers in Europe and North America. Key customers include Epcos, Infineon, Bosch, STMicroelectronics, Skyworks and Fairchild. It also has major customers in the Asian assembly subcontractor industry, such as Amkor, ASE and STATS ChipPAC.

Currently, Datacon has production facilities in Radfeld, Austria, Györ, Hungary and Berlin, Germany, employs approximately 450 people, including 110 employees in research and development, and has an estimated installed base of approximately 1,500 machines at customer locations worldwide.

Datacon's business operations are managed from the corporate headquarters in Radfeld, Austria, which also performs final assembly and testing of modules and frames and houses die bonder research and development. Datacon's Hungarian subsidiary is principally responsible for the production of mechanical parts and assembly of application modules in the production of flip chip and die bonding equipment. Datacon's German subsidiary produces special purpose machinery for both internal and external use. Datacon's sales and service activities outside Europe are handled by subsidiaries in North America and the Asia Pacific region.

Industry Background

Introduction

Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Most consumers picture semiconductors as small black boxes. The small black boxes are actually the packaging that surrounds the silicon chip and both protect the chip from the external environment and provide the interface between the chip and other electronic components.

Historically, semiconductors have been mass-produced as standard parts. Their electronic functionality was determined by configuring many standard parts on a printed circuit board that was custom designed for each application. Continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. Over time, system users and designers have continued to demand more functionality, higher levels of performance, greater reliability and shorter design cycle times, all at a lower cost. The semiconductor industry has responded by combining the functions of multiple chips onto one chip. In addition, by increasing the number of chips per wafer and wafer diameter, manufacturers have reduced costs and increased device yields.

The simple approach of reducing chip sizes and increasing functionality in order to meet customer production requirements has pushed the limits of conventional semiconductor packages. Semiconductor manufacturers have been required to develop new packaging technologies in response to increased demand for:

- *Complexity.* Manufacturers now combine so many functions on each chip that it becomes difficult to accommodate the large number of necessary electrical interconnections. We believe that this problem will only increase as designers continue to develop solutions with an increased number of functions per chip.

- *Miniaturization.* New applications and ever smaller electrical equipment such as wireless devices, including cellular telephones and personal digital assistants, demand increased density and functionality per chip, which can only be achieved through smaller chip designs and packages.

- *Customization.* At the same time as individual chips become more powerful and the total number of chips in end products is reduced, customers require specific customized packages for their individual needs. Manufacturers therefore demand packaging equipment with the flexibility to handle an increased number of specific applications.

The rapid development of advanced semiconductor applications requires semiconductor manufacturers to continually improve their core technology and manufacturing capabilities to remain competitive. Due to increased requirements for complexity, miniaturization and customization, semiconductor manufacturers demand highly sophisticated, cost-effective equipment from semiconductor assembly packaging and plating equipment suppliers.

Semiconductor Manufacturing and Assembly

The semiconductor manufacturing process involves two distinct phases, wafer processing, commonly referred to as the front-end, and assembly/test operations, including die attach wire bonding, packaging, plating and testing functions, which are commonly referred to as the back-end. Wafer processing involves thousands of complex steps applied to a silicon wafer to form millions of circuits on the wafer comprising a large number of chips. As the cost of equipment and consequently production cost for the front-end is very high, it is critical for manufacturers to protect their investment during the back-end process by minimizing losses from defective processing, increasing throughput and shortening manufacturing lead times for semiconductor products.

The semiconductor assembly process first involves the separation from the wafer of individual chips or "die" and the attachment of each die to a plated metal leadframe or a multi-layer substrate. The connection of the chip is then made either by bonding extremely fine gold or aluminum wire to the leadframe (this is referred to as "wire bonding") or to a multi-layer substrate or by creating direct connections to the multi-layer substrate via a so-called flip chip (this is referred to as "die attach" or "die bonding"). Next, the chips are molded by encapsulation in an epoxy plastic. In leadframe applications, the leads are then de-flashed and tin-plated, the chips are separated into individual devices, and the leads are trimmed and formed. In array connect applications, connections between the substrate and the chip are attached by ball placement and reflow processes and the devices are cut, or singulated, into individual units. Functional testing is carried out in various testing operations. Advanced integration capabilities, however, already permit the integration of test functions with leadframe trim and form operations.

A more detailed description of the key stages in the semiconductor assembly process is set forth below:

Die Separation—a dicing saw cuts the wafer into individual chips or "die";

Stamping, Etching, Plating and Materials Processing—a metal leadframe is stamped or etched and plated with silver, gold or nickel palladium to act as a physical carrier and electrical connection for the individual die; in processes used to create array connect devices, a rigid or flexible multilayer substrate acts as a carrier for the individual die;

Silver/Gold Spot Plating—the lead tips and die pads are plated with silver or gold to facilitate bonding of the die to the leadframe or substrate;

Bonding—chips are bonded to the leadframe and specific locations on the chip and corresponding leads on the frame are connected with very fine gold or aluminum wire;

Flip Chip Die Attach—chips are attached directly to the substrate through contact with small gold or precious metal alloy balls effected by a reflow process;

Molding—the chips are encapsulated, generally in epoxy plastic, to protect them from external contamination;

Deflashing—the epoxy residue left over from the molding process is removed;

Tin-lead plating—the leads of the molded chips are plated with tin-lead to facilitate soldering to other components;

Trim and Form—the leads of the molded chips are cut and formed for later placement on a printed circuit board after packaging and final test;

Ball Placement—balls are placed onto substrates to form the connection between the chip's substrate and external electronic devices;

Reflow—tin balls are heated and cooled to connect them to the substrate;

Singulation—packaged array connect devices are sawed into individually packaged units using a high-speed cutting wheel; and

Test Handling—the packaged semiconductor is delivered to a tester by handling equipment.

Semiconductor Packaging Developments

Semiconductor manufacturers face continuing challenges to meet the demands of their end-user customers in response to new market developments. For example, in recent years, the use of semiconductors in applications such as wireless telephony, personal digital assistants and consumer electronics has proliferated rapidly. In addition to rapidly increasing volumes, the use of semiconductors in devices such as cellular telephones imposes continuing demands upon semiconductor manufacturers to reduce the size of the device and increase its functionality, while still responding to intense time-to-market pressures.

To meet the challenges faced by semiconductor manufacturers, the semiconductor assembly industry has developed new chip packaging technologies. To address the requirement for increasingly dense circuits, array connect packaging has been developed, of which chip scale ball grid array packaging has emerged as the leading solution. Rather than relying on lead frames to mount and connect semiconductors, a multi-layer substrate material is used. Underneath the substrate, balls of solder are placed in an array pattern to establish direct contact with the circuit board allowing much greater densities than can be attained using leadframe technology. Chip scale ball grid array packaging is ideal for producing small, complex wireless devices.

A more recent innovation is flip chip technology. As chips have decreased in size, the pitch or distance between the gold wires that connect the chip to the substrate or leadframe has continued to shrink. Flip chip technology eliminates the need for wire bonding by placing the contact points of the chip in direct contact with the packaging substrate. This technology requires stringent control of the placement of the chip on the substrate.

We believe that both these new technologies are attractive solutions for a number of the challenges faced by semiconductor manufacturers, and anticipate that they will continue to be adopted and will become a more significant part of the overall market in the future. This adoption will in turn require the introduction of new assembly processes, including new molding processes to encapsulate array connect chips and singulation systems in place of trim and form systems to cut and form array connect chips for installation on printed circuit boards.

Customer Requirements

The dynamic nature of the semiconductor market causes manufacturers to seek a one-stop, integrated solution for their production requirements, both to maximize their return on investment in fabrication facilities and to eliminate potential bottlenecks in the semiconductor assembly process. As a result, manufacturers require assembly solutions that:

- are continuously improved to support new technologies for both leadframe and array connect packages;
- include equipment capable of handling the wide range and proliferating number of chip packages; and
- offer increased yields of defect-free devices while reducing manufacturing lead times.

To develop these solutions, manufacturers and suppliers must collaborate closely to identify product and process specifications and develop new technologies.

Competition

We are a leading manufacturer of semiconductor die sorting, flip chip bonding and multi-chip die bonding, packaging and plating equipment for both leadframe and array connect applications. The market for assembly equipment is highly competitive. In each of the markets we serve, we face competition from established and potential competitors, some of which may have greater financial, engineering, manufacturing and marketing resources than we have.

We believe we compete favorably with respect to the following factors:

- product performance;
- ease of use of our products;
- product reliability;
- product pricing in relation to "value of ownership";
- breadth of product portfolio;
- historical customer relationships; and
- customer service and support.

A significant amount of the world's semiconductor manufacturing activity is concentrated in Japan, a market which has traditionally been supplied by Japanese semiconductor equipment manufacturers and historically has been difficult for non-Japanese suppliers to penetrate. Since 1995, we have supplied plating systems to the connector industry in Japan, and in recent years have begun to ship plating systems to Japanese semiconductor manufacturers. While we believe that this development will provide an opportunity to expand and broaden our presence in the Japanese market, given the historical difficulties of entering that market, and the existence of a number of major Japanese competitors, we may not be successful in doing so. Moreover, Japanese semiconductor equipment manufacturers aggressively compete in areas outside Japan, particularly in the Asia Pacific region. We believe that Japanese suppliers will be our most significant competitors for the foreseeable future due to their strength in the supply of equipment for high-volume, low-cost production and their high levels of excess capacity relative to other suppliers, including Besi.

The semiconductor assembly industry is characterized by rapidly changing technology and a high rate of technological obsolescence. Development of new technologies that have price/performance characteristics superior to our technologies could adversely affect our results of operations. In order to remain competitive, we believe that we will have to expend substantial effort on continuing product improvement and new product development. We cannot assure you that we will be able to develop and market new products successfully or that the products introduced by others will not render our products or technologies non-competitive or obsolete.

Strategy

Our objective is to become the world's leading supplier of advanced back-end semiconductor assembly equipment incorporating both leadframe and array connect process technologies. The principal elements of our strategy to achieve this goal are set forth below.

Leverage Our Technology Leadership to Exploit New Packaging Technologies

Our customers' success depends on our timely development of manufacturing processes and equipment to address changing requirements for new semiconductor packaging. In the array connect market, we have introduced advanced molding systems and singulation systems designed to address our customers' requirements for miniaturization and higher chip density at lower overall cost. We have been involved in the development and production of chip scale ball grid array technology since the early 1990s and we are one of the leading suppliers of equipment used in chip scale ball grid array molding.

Actively Pursue System Integration

We believe that customer demands for higher throughput, quality and flexibility in the assembly process offer significant opportunities for those equipment manufacturers able to automate and integrate that process. We intend to expand the range of automated systems for various leadframe and array connect assembly processes and ultimately to offer a complete, integrated solution for our customers. Our current generation of systems has introduced the integration of molding with wire bonding and post cure, as well as the integration of marking, vision inspection and testing with trim and form and singulation processes. We intend to continue this process by introducing other products to support an automated and integrated assembly process, including advanced test handling systems and tracking systems, as part of our goal of offering customers a one-stop, integrated solution for the entire assembly process.

Focus on Strategic, Long-Term Customer Relationships

Our close relationships with our customers, many of which exceed thirty years, provide us with valuable knowledge about the semiconductor packaging and plating requirements as well as the opportunities to develop back-end systems in conjunction with our customers. We believe that these relationships, combined with our position as a leading supplier of integrated assembly systems, provide an opportunity to broaden the range of products sold to these customers and to enhance our reputation as a supplier of a broad and flexible range of assembly systems.

Expand Global Sales and Service Operations

We maintain regional sales and service operations in Europe, the Asia Pacific region and the United States and have customers in each region. As part of our strategy, we intend to expand our customer base in critical global markets, particularly China and Japan. Given the globalization of the semiconductor industry, we believe that a significant presence in sales and after-market service in each geographic region is critical to sustain close relationships with customers and generate new product sales.

Selectively Pursue Acquisitions

We believe that in order to implement our goals of providing customers with highly automated, integrated solutions with optimal packaging flexibility, it is critically important to identify and incorporate new technologies and processes on a timely basis. Towards that end, we intend to actively identify and evaluate acquisition candidates that could assist us in attaining our overall goals of achieving integrated, automated assembly, maintaining product leadership, addressing evolving new packaging technologies and expanding our geographic scope. In September 2000, we acquired our RD Automation subsidiary in order to expand our array connect product portfolio, in January 2002, we acquired our Laurier subsidiary allowing us to incorporate intelligent die sorting capabilities as part of our integration strategy and, on January 4, 2005, we acquired Datacon in order to extend our presence in the flip chip and die bonding equipment markets and to increase our scale and presence in the assembly equipment market. We expect to implement our acquisition strategy by leveraging our reputation in the industry, extensive product range and significant cash resources. In addition, we will also, where appropriate, evaluate implementing our goals through joint ventures, alliances and other strategic relationships.

Products and Services

We develop and produce semiconductor die handling, packaging and plating equipment for both leadframe and array connect applications.

Our die handling equipment consists of:

- die sorting systems which are used to inspect, select and sort dies, flip chips, wafer level scale packages and opto-electronic devices for further processing in assembly operations; and
- high precision single and multi-chip and flip chip die attach systems which place the chip onto a multi-layer substrate.

Our packaging equipment consists of:

- molding systems that encapsulate bonded semiconductor devices in epoxy resin;
- trim and form integration systems used to cut and then form metallic leads of encapsulated semiconductor devices;
- singulation systems used to cut package array connect substrates; and
- integration lines that connect and integrate the packaging process from molding until final testing.

Our plating equipment consists of a comprehensive line of fully automated tin-lead plating systems.

In the future, we plan to offer customers a fully automated and integrated array connect assembly solution that will integrate test handling and flip chip bonding capabilities with our existing line of packaging and plating equipment.

Die Handling Equipment

Die Sorting Systems

Die sorting systems are used to inspect, select and sort bare dies, flip chips, wafer level chip scale packages and opto-electronic devices as small as 0.2 millimeters square from a wafer for further processing in back-end semiconductor assembly operations. Pick-and-place systems are also capable of handling 300 millimeter diameter wafers, the next major step in the evolution of mass produced semiconductor devices. Our current line of die sorting systems range in price from € 150,000 to approximately € 300,000.

As of December 31, 2004, we had sold approximately 550 die sorting systems.

Single and Multi-Chip and Flip Chip Die Attach Systems

Datacon develops and produces advanced die attach and flip chip equipment for the back-end process of integrated circuit, or IC, manufacturing. Using a highly adaptable platform concept with modular systems, Datacon's product range offers a large degree of flexibility for the IC manufacturing industry. Die attach and flip chip modules are available in dedicated single-chip as well as multi-chip, or MCM layouts and combinable with a range of other features. On the input side, Datacon machines handle standard 200 millimeter wafers while the latest machines also offer additional 300 millimeter capability. Factories still using sub-standard sized wafers can also be supplied by Datacon. With these machines, Datacon covers the requirements for a wide range of standard as well as advanced package designs and technologies such as system-in-package, or SiP, stacked die, micro-electro-mechanical systems, or MEMS, optoelectronics, and Chip-Scale Packages, or CSP.

With the 2200 apm, Datacon pioneered the revolutionary flip chip technology. Using different modules, the 2200 apm can be set up as a dedicated flip chip or die bonder or execute both tasks in one module. Offering this large amount of flexibility with a footprint of just 0.96 square meter, the 2200 apm is currently considered the industry standard. The 2200 apm offers a maximum throughput of 12,000 units per hour and a placement accuracy of $\pm$ 10µm@3σ.

Introduced in April 2004, the first model of the 8800 FC platform, the 8800 FC Quantum, is a dedicated flip chip machine with wafer changing system and 300 millimetre wafer capability. Equipped with a dual head handling system executing two flip chip bonding processes in parallel, the 8800 FC Quantum is a high-speed machine aimed at the market for large volume flip chip production. It operates with an accuracy of $\pm$ 10µm@3σ.

As of December 31, 2004, Datacon had sold approximately 950 single and multi-chip and flip chip die attach systems and had supplied over 50% of the installed base single and multi-chip and flip chip die attach systems at several manufacturers, including Epcos, Infineon, ST Micro, Amkor, ASE, Philips, Skyworks, Bosch, Intel, Texas Instruments, IBM, Spil, StatsChipac, Samsung.

Datacon's current line of single and multi-chip and flip chip die attach systems range in price from € 200,000 to more than € 600,000.

High Precision Flip Chip and Die Attach Systems

Flip chip technology eliminates the need for conventional wire bonding by placing the contact points of the chip in direct contact with the packaged substrate. The use of flip chip and multi-chip bonding technology is critical for the needs of chip manufacturers to further shrink device sizes while increasing functionality for applications such as wireless telephony, personal digital assistants, consumer electronics and internet infrastructure. In the opto-electronics field, precision flip chip, die attach systems are critical in the assembly of filters such as waveguides which optimize the flow of data in fiber optic networks. Our die attach equipment offers a variety of solutions for process development and volume production environments, including models that can accommodate bonding accuracy up to 1 micrometer. In addition, we offer semi-automatic systems capable of bonding from 10 g to 125 kg of force, with an average placement accuracy of approximately 2 micrometers. Our current line of high precision flip chip die attach systems range in price from € 100,000 to more than € 500,000.

As of December 31, 2004, we had sold approximately 180 high precision flip chip and die attach systems.

Packaging Equipment

Molding Systems

Once chips have been bonded, using either wire bond technology or flip chip die attach technology, they must be encapsulated in a stable, electronically neutral base. We produce a range of molding systems for the leadframe and array connect markets that encapsulate semiconductor devices in epoxy resins.

Based on our observation of trends in our industry, we believe that package proliferation both for leadframe and new array connect devices will increase from 400 package types five years ago to over 1,000 package types in the coming years. We believe that such proliferation will further increase the necessity of automated molding processes, because automation will enable our customers to increase their yield of defect-free devices through better process control and because the rapid transition to smaller, thinner surface-mount devices and the advent of array connect packages requires more precise handling and processing techniques. As a result, manufacturers have demanded assembly equipment with features that are sophisticated enough to support the introduction of these new packages and sufficiently flexible to permit both the high-volume production of devices and smaller production runs of specialized chips.

To meet these requirements, we have developed and customized molding systems to meet customers' performance and flexibility requirements. Our molding systems use a multi plunger technology, which increases efficiency by means of multiple transfer plungers per mold. In addition, our systems use molds smaller than those currently available from other manufacturers, including those in Japan. We believe that these features improve process control, increase throughput and provide greater flexibility by a more rapid exchange of mold sets. All of the systems are modular, allowing integration with other process equipment, such as wire bonders, post cure ovens and trim and form equipment.

Our molding systems feature an electromechanical drive and modular design ranging for one strip to sixteen strips capability. For the year ended December 31, 2004, sales of our chip scale ball grid array molding systems accounted for approximately 30% of our total molding systems sales.

To enhance further the flexibility, speed and reliability of our automated systems, we have developed proprietary control software that permits operators to vary the parameters for encapsulation of chips and facilitates the transition from one product group to another. The software automatically analyzes the characteristics of any chip entered by the operator, and provides the operator with the instructions required for automated encapsulation of the prescribed product set. We also have developed proprietary software that provides customers with trend data on mold temperatures, plunger pressure and position and other key performance reliability indicators to allow precise monitoring of the production process.

Our current line of molding systems range in price from € 250,000 for a one strip machine designed to facilitate the development of new packages and manufacturing of low volume products to approximately € 1,000,000 for a fully configured, high capacity, automated electromechanical system.

As of December 31, 2004, we had sold approximately 945 molding systems and had supplied over 50% of the installed base of molding systems at several manufacturers, including AVX, Cypress Semiconductor, Delphi Automotive Systems, EEMS, IBM, Infineon Technologies and Micronas.

Trim and Form Integration Systems

Trim and form integration systems are used to cut and then form metallic leads of encapsulated semiconductor devices in preparation for placement on a printed circuit board or in other applications. Our trim and form integration systems are capable of integrating laser marking, vision inspection and functional testing. Trim and form integration, including testing, is the final step in the manufacture of a semiconductor using conventional leadframe technology. The procedure requires a high degree of precision, particularly with the increasing adoption of smaller devices with thinner and more numerous leads that can easily be misformed or broken during the trim and form process.

To meet customer requirements, we offer high quality trim and form systems with a wide range of options. Customers have the ability to customize specific production requirements by selecting a manual, semi-automatic or automated system with either a hydraulic or electromechanical drive system. The customer selects a specific configuration and we then customize the equipment to meet such requirements using our proprietary tool designs and proprietary loading/transport system. Our trim and form systems are modular in design in order to meet customer-specific volume and product requirements.

To enhance further the flexibility, speed and reliability of our automated systems, we have developed proprietary modular control software that permits operators to vary the parameters and easily make the transition from one product group to another. The software automatically analyzes the characteristics of any chip entered by the operator, and provides the operator with the instructions required for automated handling of the prescribed product set. We have also developed proprietary software that provides customers with trend data and other key performance reliability indicators to allow precise monitoring of the production process.

Systems also can be configured to integrate capabilities such as product marking, vision inspection and related testing functions and to operate on an integrated basis with automated molding and post-cure systems. Our current line of trim and form systems ranges in price from € 125,000 to € 550,000 depending on the particular configuration selected.

As of December 31, 2004, we had sold approximately 925 trim and form systems and had accounted for approximately 50% of the installed base of trim and form systems at several manufacturers, including AVX, Cypress Semiconductor, Delphi Automotive Systems, EDL, EEMS, IBM, Infineon Technologies, Micronas, Motorola and NSEB.

Singulation Systems

Singulation is the final step in the assembly of semiconductors using the newly developed array connect technology in which the molded substrates are cut into individually packaged units. Our technology is based on the technology we used to develop our trim and form systems. We commercially introduced a fully automated singulation and sorting system in July 1999. As of December 31, 2004, we had installed over 80 systems in the field. The systems are available in single or double spindle version and can be used for saw singulation of a variety of packages such as chip array bill grid array, or CABGA, land grid array, or LGA, tape array bill grid array, or TABGA, quad flat no-lead, or QFN, and micro leadframe, or MLF. The latest generation systems are based on the modular Advanced Back-End Cluster, or ABC, concept and can be integrated with a variety of other process modules such as laser markers and test handlers. Prices for the different models range from € 350,000 to € 550,000.

Plating Equipment

Plating Systems

As part of the back-end manufacturing assembly process, the leadframes that carry semiconductor chips must first be plated with electro-conductive materials, such as silver or gold. Once encapsulated, the chips must again be plated with tin-lead to facilitate soldering with other components. As semiconductor devices become increasingly complex, semiconductor manufacturers require plating systems that provide both higher accuracy of plating position and uniform distribution of plating metals. In addition, systems must operate on a fully automated basis to achieve higher throughput levels with a minimum number of defects.

We currently supply plating equipment to manufacturers of stamped and etched leadframes. Although the plating equipment market for stamped leadframes is characterized by a large installed base of equipment built in-house, we believe that as this market continues to grow, more suppliers of leadframes will outsource their needs for plating equipment. The equipment market for etched leadframes is supplied by independent manufacturers.

Our products can be used to plate semiconductors and discretes before and after encapsulation, as well as to plate connector parts. We manufacture both reel-to-reel systems, which plate continuous reels of leadframe material, and cut-strip machines, which plate individual magazines or trays of subdivided devices.

As of December 31, 2004, we had sold over 590 plating systems and had supplied over 50% of the installed base of automated tin-lead plating systems at several manufacturers, including Agere, Amkor, STATS ChipPAC, Hynix, Infineon Technologies, NSEB, Philips, Samsung, SPIL and Texas Instruments.

All of our plating systems are modular in construction, so that they can be configured to meet specific customer volume and product requirements. Our systems use a patented plating wheel technology to support the application of a broad range of selective plating techniques, including stripe, spot, mini-spot, contour and front and rear side plating. Operators can define a range of plating parameters, including process sequence, temperature, dosing and speed through the use of proprietary control software.

Our current line of plating systems ranges in price from € 400,000 to more than € 1,500,000, depending on the specific configuration.

Tin-Lead Plating (Post-Molding)
According to 2003 data compiled by VLSI, we believe that we have the leading position in the automated tin-lead plating equipment market. We expect that our growth in this market will be driven by semiconductor manufacturing capacity additions as well as the replacement of existing semi-automatic systems. Our most important current plating product is our deflash and plating magazine-to-magazine cut-strip plating system. This system, which accounts for approximately 50% of our plating system sales, is used by leading semiconductor manufacturers to deflash and plate leadframes after encapsulation. The system automatically removes plastic bleed or flash left over from the molding process before plating and then plates semiconductor devices with a tin-lead alloy. We intend to:

- maintain our position as a market leader in automated tin-lead plating equipment and process technology;
- increase our sales and market share by replacing semi-automated systems with our fully automated systems; and
- continue to introduce systems offering enhanced productivity and yields and lower cost of ownership.

Other Plating Systems
We also produce reel-to-reel systems for tin-lead plating of discrete devices, silver spot plating and selective connector plating.

Since 1970, we have also specialized in the supply of chemicals for the semiconductor and electronic plating industry. We develop and sell our own chemical formulations for the plating of electronic material that incorporate qualities required for specific leadframe and connector applications. Our chemical products include a range of cleaners, electro polishers and strippers that are used by, and sold in conjunction with, our plating equipment.

Automated Ball Placement Systems

To capitalize on the growth of the array connect market, we are developing a proprietary line of ball placement systems which places the soldered ball onto the substrate molded strip in order to provide the device with electrical conductivity. We believe that such systems are required for semiconductor manufacturers seeking to establish a fully automated array connect manufacturing line.

Technology

We believe that important trends in the semiconductor industry, including rapidly changing technologies for semiconductor fabrication, shorter product cycles and the proliferation of new packages and devices, will further increase the significance of technology in the back-end manufacturing process. In cases where such protection is required, we believe that our technology is adequately protected by patents. We design, develop and manufacture die sorting, flip chip, molding, trim and form, singulation and plating systems drawing on advanced technological features, including the following:

Die Sorting Systems

Our die sorting systems are used to inspect, select and sort bare dies, flip chips, wafer level chip scale packages and opto-electronic devices as small as 0.2 millimeter square from a wafer for further processing in back-end semiconductor assembly operations. In addition, we offer pick-and-place systems which are also capable of handling 300 millimeter diameter wafers.

Die Attach Systems

Die Attach
Our die attach systems offer solutions for process development and volume production applications, including models catering to 1 and 2 micrometer accuracy bonding. In addition, we offer systems capable of bonding single and multi-chip, with an average placement accuracy of approximately 10 micrometers.

Flip Chip
For flip chip technology we are the world's leading supplier. We are offering flip chip bonders for the mainstream solder bump process as well as equipment for adhesive technologies like non conductive adhesive, isotropic conductive adhesive and anisotropic conductive adhesive. In addition to 7 μm accuracy, a heated bond head with bond forces up to 5 kg is available that also enables thermo compression interconnects.

Molding Systems

Multi-Plunger Technology
Our molding systems use our multi-plunger technology, in which each mold contains multiple transfer plungers with patented tips. This design, when combined with our small mold sizes, affords both accuracy and flexibility to provide faster and more efficient production. Additionally, for chip scale ball grid array substrates, our molds can accommodate variations in board thickness, allowing our systems to meet precise specifications. We also have developed specialized configurations to improve the flow of mold compound in the production of ultra thin packages.

Modular Press
Our patented electromechanical molding systems incorporate a modular designed, rigid electromechanical press construction, resulting in greater process control. In addition, the systems' electromechanical drive eliminates the risk of contamination associated with the use of hydraulic fluids, facilitating their use in clean room environments.

Trim and Form Systems

Our trim and form systems have a patented modular press section with an electromechanical drive for both press stroke and leadframe transport, making it capable of integration with other back-end systems. Each system has a specially guided press permitting greater stability and significantly higher speed and precision when compared with conventional hydraulic systems. In addition, their electromechanical motion control facilitates the use of the systems in clean room environments.

Singulation Systems

Our singulation systems use modular vacuum heads to improve handling and sorting capabilities. In addition, our high speed diamond-coated wheel cutting and laser inspection technology provides both speed and flexibility to accommodate a wide variety of array connect requirements.

Plating Systems

Spot Plating Wheel
Our spot plating system uses our patented wheel concept to permit continuous plating and eliminate the loss of production time inherent in traditional step-and-repeat methods.

Tin-Lead Plating Equipment
Our tin-lead plating systems include specialized mechanical handling devices, with patented leadframe guides that facilitate speed and flexibility in handling a wide variety of products, including fragile leadframes. These devices allow plating to be effected without major system changes.

Ball Placement Systems

We are currently developing a ball placement technology aimed at below 0.3 micron ball diameter on substrates of various designs.

Proprietary Data Management Software

All of our systems incorporate proprietary software enabling customers to use advanced process control, statistical process monitoring and advanced data management that facilitates the application of our process technology across back-end processes and enhances the flexibility of our systems. Our software also supports testing during the course of the trim and form process. We believe that the software component of our systems will increase in significance over time. The software is microprocessor controlled, allowing integration with customers' networks.

Customers

Our customers consist primarily of leading U.S., European and Asian semiconductor manufacturers and packaging subcontractors. Our close relationships with our customers provide us with valuable knowledge about evolving semiconductor devices and packages as well as the opportunity to develop back-end systems in conjunction with our customers.

Our principal customers include:

Die Handling Equipment	Packaging Equipment	Plating Equipment
Agere	Amkor	Agere
Amkor	ASE	ASE
ASE	Atlantic	Amkor
Bosch	AVX	Chipmos
CMD	Delphi Automotive Systems	Compel
Cree	EDL	EEMS
Epcos	EEMS	FCI
Fairchild	Infineon	Hitachi
Infineon	Micronas	Infineon
Nortel	Motorola	Lingsen
NSEB	NSEB	NSEB
Osram	Osram	OSE Semiconductor
Philips	Philips	Philips
Raytheon	ON Semiconductor	Renesas
Samsung	Samsung	Samsung
Skyworks	Skyworks	Skyworks
STATS ChipPAC	STMicroelectronics	SPIL
STMicroelectronics		Texas Instruments

For the year ended December 31, 2004, Infineon and STMicroelectronics each accounted for more than 10% of our net sales. Historically, a significant percentage of our net sales in each year have been attributable to a limited number of customers; however, the largest customers for our systems tend to vary from year to year depending upon specific capital investment schedules, technological developments and business prospects.

In general, we have maintained close, long-term relationships with our customers. The use of our systems has become an integral part of some of our customers' decision-making processes for future equipment selection, while the quality of services rendered by the plating division has provided customers with flexibility in making evaluations regarding capacity needs in future business planning. We believe that our focus on large, technically sophisticated semiconductor manufacturers and our emphasis on close relationships with a number of such semiconductor manufacturers worldwide is an important competitive advantage.

Sales, Field Support and Services

Our worldwide sales and support organization is critical to our strategy of maintaining close relationships with leading semiconductor manufacturers. Sales functions are performed both on a regional and product line basis, and our salesmen have direct responsibility for new product sales and daily customer account management. The regional offices are supplemented in some Middle Eastern and Asian countries by distributors or agents. Sales activities in each region are supported by product line marketing groups in the Netherlands.

Our service and support activities include warranty services, technical support, training, provision of spare parts, molds and tooling capability. We maintain 28 service offices. Our manufacturing facilities in the Netherlands, Malaysia and the United States also play an important role in marketing and sales. Each facility is responsible for the production and technical support of the equipment that it manufactures as well as for customer service in conjunction with field service personnel.

The following table sets forth the number of our employees, by geographical region, engaged in sales and marketing and after sales and customer support as of December 31, 2004:

	Sales and Marketing	After Sales and Customer Support
Europe	46	18
Asia Pacific	11	38
United States	7	8
Total	64	64

We typically experience a lengthy sales cycle for our products due to the significant amount of capital investment involved and careful coordination required to satisfy customers' design specifications. Equipment production takes between four and nine months after agreement upon specifications, with generally at least an additional month for testing and acceptance.

Geographic Markets

We believe that we are a leading supplier of trim and form, molding and plating systems to non-Japanese semiconductor manufacturers for their operations in Europe, the United States and the Asia Pacific region. The following table sets forth our net sales by geographic regions for each of the last three years and the percentage of our total net sales represented by each region.

(Euro in million, except for %)	2002		2003		2004	
Asia Pacific	44.8	54%	55.3	65%	85.6	68%
Europe and Rest of World	28.3	34%	26.7	31%	30.0	24%
United States	10.1	12%	3.5	4%	10.7	8%
Total	83.2	100%	85.5	100%	126.3	100%

Net sales in 2003 in the United States declined significantly as compared to 2002, primarily due to the completion of an investment program of a major U.S. semiconductor manufacturer in 2002. The increase in net sales in 2004 in the United States as compared to 2003 is primarily due to the increase of net sales of die handling systems, which was primarily realized in the United States.

Backlog

At December 31, 2004, we had a backlog of approximately € 31.8 million compared to € 39.8 million at December 31, 2003. The decrease in backlog as compared to December 31, 2003 was primarily due to a decrease in backlog for molding and trim and form systems. We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

Manufacturing and Suppliers

Our plating division, singulation division and die handling division subcontract virtually all components and subsystems incorporated into our products. Our manufacturing operations consist exclusively of final assembly and testing. Our molding division continues to manufacture molds and tools which it considers critical to its performance. It subcontracts all other manufactured parts, components and subsystems. However, an increasing amount of the manufacturing requirements of our molding division and trim and form division is being subcontracted to third-party vendors. In all cases, we maintain overall responsibility for the design, assembly, testing, production and incorporation of proprietary features in equipment manufactured by third-party vendors. Although we have not experienced any significant difficulty in our relationships with subcontractors, our ability to expand our capacity and rate of growth will rely on our ability to obtain increased production from our existing subcontractors or identify additional qualified subcontractors.

On occasion, we have experienced delays or unexpected costs in connection with the introduction of new products. These problems can result in unanticipated delays in product introduction, delays in product shipment, declines in orders and increased costs of goods sold and warranty costs, and can adversely impact our relationship with our customers.

We believe that emphasis upon quality equipment and service is essential to our competitive position, and therefore we maintain at each facility a dedicated quality management organization. We train all of our employees in basic quality skills and conduct customer quality audits of procedures and personnel. All of our trim and form and molding systems operations have qualified for compliance with ISO 9000 standards.

Research and Development

The semiconductor equipment industry is subject to rapid technological change and new product developments and enhancements. We have periodically introduced new generations of molding, trim and form and plating systems, and believe that continued and timely development and introduction of new and enhanced products is essential for us to maintain our competitive position.

Towards that end, we are currently actively engaged in developing enhancements to our established systems, introducing our singulation systems for the array connect market and developing automated ball placement systems for that market as well as other hardware and software to support full automation and integration of the back-end process.

Our research and development spending is customer-driven and focuses on identifying and responding quickly to evolving customer and market requirements. Overall research and development activities for molding systems and trim and form systems are undertaken at our Duiven facilities, and automated plating, singulation and ball placement systems at our Drunen facility. These facilities are located in the Netherlands. Our research and development activities for our die handling systems are conducted in Londonderry, New Hampshire in the United States. In addition, each of our production facilities has an engineering group whose main responsibility is application engineering, including customization of specific customer requirements and investigation of new manufacturing processes and materials.

We historically have devoted a significant portion of our financial resources to research and development programs and expect to continue to do so in the future. For the three years ended December 31, 2002, 2003 and 2004, aggregate research and development expense was € 12.5 million, € 13.6 million and € 12.5 million, respectively.

At December 31, 2004, we employed a total of 55 engineers engaged in research and development projects for molding and trim and form systems. We also employed approximately 29 engineers engaged in research and development of plating systems and singulation systems, and approximately 19 engineers engaged in research and development for die handling systems.

Organizational Structure

We are the ultimate parent of our group, which as of December 31, 2004 included each of the subsidiaries set forth below. Unless otherwise indicated, each subsidiary is wholly owned, directly or indirectly, and is included in our consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. Each of the subsidiaries operates in its country of incorporation.

Name	Location and Country of Incorporation	Percentage of ownership
BE Semiconductor Industries USA, Inc.	Londonderry, New Hampshire, USA	100%
Fico B.V.	Duiven, the Netherlands	100%
Fico Molding Systems B.V.	Duiven, the Netherlands	100%
Fico Trim & Form Integration Systems B.V.	Duiven, the Netherlands	100%
Fico Tooling B.V.	Duiven, the Netherlands	100%
Fico Tooling Leshan Company Ltd.	Leshan, China	87% (2)
Fico Asia SDN. BHD.	Shah Alam, Malaysia	100% (3)
Fico America Inc.	Chandler, Arizona, USA	100% (1)
ASM Fico (F.E.) SDN. BHD.	Shah Alam, Malaysia	99.9% (4)
Besi Korea Ltd.	Seoul, Korea	100%
Fico Hong Kong Ltd.	Hong Kong, China	100%
Fico Sales & Service Pte. Ltd.	Singapore	100%
Meco International B.V.	Drunen, the Netherlands	100%
Besi Plating B.V.	Drunen, the Netherlands	100%
Besi Japan Co. Ltd.	Tokyo, Japan	100%
Besi Singulation B.V.	Drunen, the Netherlands	100%
Besi Taiwan Ltd.	Taipei, Taiwan	100%
PASR Neunte Beteiligungsverwaltung GmbH	Vienna, Austria	100%
PASR Zehnte Beteiligungsverwaltung GmbH	Vienna, Austria	100%
Meco Equipment Engineers Inc.	Rock Hill, South Carolina, USA	100% (1)
Meco Equipment Engineers (Far East) Pte Ltd.	Singapore	100%
Besi Die Handling Inc.	Londonderry, New Hampshire, USA	100%

(1) Merged effective January 1, 2005 and name changed to Besi USA Inc.

(2) Upon a resolution of Fico Tooling Leshan's Board of Management, Leshan Radio Company Ltd., the other 13%-shareholder in Fico Tooling Leshan Company Ltd. (LRC), shall make agreed upon capital contributions after which LRC shall hold 30% of and Besi 70% of Fico Tooling Leshan Company's equity.

(3) In order to comply with local corporate law, a minority shareholding (less than 0.1%) is held by the respective management of these respective companies.

(4) In order to comply with local corporate law, a minority shareholding is held by the management of these respective companies.

Property, Plant and Equipment

Our molding systems, trim and form systems and molds are manufactured at leased facilities aggregating approximately 175,000 square feet located in Duiven, the Netherlands. We own an approximately 16,000 square foot facility for tooling manufacturing in Brunssum, the Netherlands. We own an approximately 24,000 square foot facility for tooling manufacturing in Shah Alam, Malaysia. In Leshan, China, we own a facility of approximately 30,000 square feet which we use as a facility for tooling and manufacturing. Our automated plating and singulation systems are manufactured at leased facilities aggregating approximately 95,000 square feet in Drunen, the Netherlands. We also lease approximately 22,000 square feet of facilities for our die sorting systems in Londonderry, New Hampshire in the United States.

On June 28, 2002, we sold the land and buildings of our Meco subsidiary in Drunen, the Netherlands in a sale and lease back transaction for € 6.5 million in cash. At the date of this transaction, the cost of the land and buildings totaled € 6.9 million and the net book value of the real estate sold amounted to € 5.4 million. Our gain on this transaction of € 1.1 million is being amortized and netted against rental expenses over the twelve and a half year term of the lease. Gross rental expenses total € 0.6 million per annum.

On February 6, 2004, we sold land and buildings in Duiven, the Netherlands in a sale and lease back transaction for € 14.5 million in cash. At the date of the transaction, the net book value of the real estate sold was approximately equal to the selling price of the real estate. We granted the buyer a € 1.5 million loan which is payable over a maximum period of 24 months. The loan can be repaid at any time during the term of the loan. The loan is secured by a second mortgage on the land and buildings which were the subject of the sale and lease back transaction. The loan bears interest at the rate of 4.50% per annum. The transaction is accounted for as a financing until the buyer pays off the loan. Once the buyer repays the loan, this finance obligation and the related real estate assets will be derecognized. Settlement of this obligation will not result in a cash outflow from us. The net book value of the real estate involved in this transaction is approximately € 14.0 million at December 31, 2004.

On December 14, 2004, we announced that we will close our tooling facility in Brunssum, the Netherlands in the first half of 2005.

Our rental expense for our facilities and machinery in 2002, 2003 and 2004 were € 9.1 million, € 7.7 million, and € 7.1 million, respectively.

Datacon has three production plants in Europe. These include a production plant in Radfeld, Austria with facilities aggregating approximately 114,000 square feet, that is owned by Datacon and leased facilities in Berlin, Germany and Györ, Hungary, aggregating approximately 20,000 square feet and 35,000 square feet, respectively. Datacon also leases approximately 5,400 square feet of space relating to its operations in Singapore and approximately 6,000 square feet of space in the United States.

The following table summarizes information with respect to the principal facilities that we leased or owned as of December 31, 2004.

Plant Location	Principal Activities	Area (sq. ft)
Duiven, the Netherlands	Manufacturing	175,000
Drunen, the Netherlands	Manufacturing; Executive Offices	95,000
Leshan, China	Manufacturing	30,000
Shah Alam, Malaysia	Manufacturing	24,000
Londonderry, New Hampshire, United States	Manufacturing	22,264
Brunssum, the Netherlands	Manufacturing	16,000
Herwen, the Netherlands	Idle	Idle

Capital Expenditures

Our capital expenditures were € 4.9 million in 2002, € 11.9 million in 2003 and € 3.4 million in 2004.

The decrease in capital expenditures in 2004 as compared to 2003 is mainly due to the completion of our facilities in Duiven, the Netherlands and in China. The expenditures in 2003 were incurred primarily for the construction of an 80,000 square foot facility in Duiven, the Netherlands for molding systems and tooling manufacturing and the establishment of our first manufacturing facility in China for the production of tools.

Legal Proceedings

We are not currently, nor have we in the last 12 months been, involved in any litigation or arbitration proceedings that have or, in the last 12 months, have had, a significant effect on our financial position or results of operations. We are not aware of any threatened or potential legal proceedings that could have a significant effect on our financial position or results of operations.

Item 5: Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under "Risk Factors" and elsewhere in this Annual Report on Form 20-F.

Overview

We design, develop, manufacture, market and service products for the semiconductor industry's back-end assembly operations.

Our net sales and results of operations depend in significant part on the level of capital expenditures by semiconductor manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors. Demand for semiconductor devices and expenditures for the equipment required to assemble semiconductors is cyclical, depending in large part on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components as well as the production capacity of global semiconductor manufacturers. Historically, as demand for these devices has increased, semiconductor manufacturers have sought to increase their capacity by increasing the number of wafer fabrication facilities and equipment production lines, and installing equipment that incorporates new technology to increase the number of devices and the amount of computing power per device. As demand has increased, semiconductor prices have also typically risen. Conversely, if the additional capacity outstrips the demand for semiconductor devices, manufacturers historically have cancelled or deferred additional equipment purchases until demand again begins to outstrip aggregate capacity. Under such circumstances, semiconductor prices typically fall.

Due to the lead times associated with the production of our semiconductor manufacturing equipment, our sales orders historically have lagged any downturn or recovery in the semiconductor market by approximately nine to twelve months. Our results of operations historically have fluctuated significantly both on an annual and quarterly basis depending on overall levels of semiconductor demand globally and the specific production requirements of our principal customers. During 2001, we saw a significant deterioration in industry conditions. Although we experienced increased order levels in 2002, the slowdown in the semiconductor and semiconductor equipment industry continued throughout 2002 and 2003. In the first half of 2004, industry conditions improved and we saw a significant increase in bookings as compared to the first half of 2003. However, in the third quarter of 2004, we saw a deterioration in industry conditions, resulting in a significant decrease in bookings in the second half of 2004 as compared to the first half of 2004.

Our sales are generated primarily by shipments to the Asian manufacturing operations of leading U.S. and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market, because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

Our sales to specific customers tend to vary significantly from year to year depending on customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. In addition, we derive a substantial portion of our net sales from products that have an average selling price in excess of € 300,000 and that have significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in operating results from quarter to quarter.

Recent Events

Acquisition of Datacon

On January 4, 2005, we completed the acquisition of 100% of the outstanding ordinary shares of Datacon for total consideration of € 72.6 million, of which € 65 million was paid in cash and the remainder through the issuance of 1,933,842 ordinary shares.

Datacon, a private company founded in 1986 and located in Radfeld, Austria, is, according to 2003 data compiled by VLSI, a leading global manufacturer of flip chip bonding, multi-chip die bonding and other related assembly equipment for the semiconductor and telecommunications industries, with € 58.3 million reported revenue for the fiscal year ended March 31, 2004 and € 39.1 million for the six months ended September 30, 2004 in accordance with IFRS.

See also "Acquisition of Datacon" under Item 4 "Information on the Company".

Issuance of € 46 million 5.5% Convertible Notes

In January 2005, we issued € 46 million principal amount of convertible notes, or the Notes, due 2012. The Notes mature seven years from the date of issue and carry an interest rate of 5.5% per annum, payable semi-annually, with the first payment on or around July 28, 2005 and an initial conversion price of € 5.125. The Notes will be repaid at maturity in 2012 at a price of 100% of their principal amount. If not converted, we may redeem the outstanding Notes at their par value on or after four years from the date of issue, subject to the share price exceeding 130% of the then effective conversion price.

Application for listing of the Notes on the official segment of the stock market of Euronext Amsterdam N.V. coincided with publication of the prospectus on January 25, 2005. Listing took place on January 28, 2005.

The Notes were offered to institutional investors in the Netherlands and internationally to professional investors through an international private placement, in reliance on Regulation S promulgated under the United States Securities Act of 1933, as amended.

The net proceeds from the issuance of the Notes will be used by us for general corporate purposes, including working capital and capital expenditures. In addition, we may choose to repay all or a portion of the credit facilities that were assumed upon closing of the acquisition of Datacon. At December 31, 2004, Datacon had net debt of € 23.7 million. Pending such uses, we intend to invest all or a portion of the net proceeds in short-term, interest-bearing instruments.

Evaluation of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our condensed consolidated financial statements, which are included elsewhere in this Annual Report on Form 20-F and which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgments are made include, but are not limited to, revenue recognition, inventories, long-lived assets and goodwill and intangible assets. Actual results could differ materially from these estimates.

Revenue Recognition

Our revenue recognition policy conforms to Emerging Issues Task Force, or EITF 00-21 and the SEC Staff Accounting Bulletin No. 101 and 104. Advance payments received from customers are recorded as a liability until the products have been shipped. Shipment of products occurs after a customer accepts the product at our premises. We recognize revenues from sales of products upon shipment. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. Installation services are treated as separate deliverables in accordance with EITF 00-21. A customer's sole recourse against us is to enforce our obligations relating to installation and warranty. Operating expenses and other income and expense items are recognized in the income statement as incurred or earned.

Inventories

We periodically evaluate whether or not the carrying value of our inventories is in excess of market value or whether we have excess or obsolete items in our inventory. Our evaluation includes judgments regarding future market developments that might have an adverse effect on the valuation of our inventories.

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows. If the sum of the estimated undiscounted future cash flows is less than the carrying amount of the related asset, then an impairment charge is recognized. The measurement of the impairment charge is based upon the amount that the carrying value of the asset exceeds its fair value. Fair value is generally determined on the basis of estimated future discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

Goodwill and Intangible Assets

Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition and, through December 31, 2001, was being amortized by the straight-line method. As of January 1, 2002, goodwill is no longer amortized, but is required to be evaluated for impairment at least annually in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets".

The amortization of patents and other identifiable intangible assets is based on the weighted average remaining lives of 13 years for Meco and RD Automation and Laurier, and 16 years for Fico as determined by an independent valuation at the date of acquisition.

The Company has three operating segments which aggregate as one reportable segment. Goodwill and intangible assets not subject to amortization are tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

We do not have any identifiable assets with indefinite lives.

Contractual Obligations and Commercial Commitments

The following table discloses our contractual obligations and commercial commitments as of December 31, 2004.

(Euro in thousands)	Payments Due by Period				
	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Long term debt obligations	-	1,632	-	-	1,632
Capital lease obligations including imputed interest	1,248	2,550	2,624	9,357	15,779
Operating lease obligations	1,188	1,952	1,492	3,532	8,164
Unconditional purchase obligations	10,549	-	-	-	10,549
Total contractual obligations and commercial commitments	12,985	6,134	4,116	12,889	36,124

Unconditional purchase obligations relate to equipment and materials.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks from changes in foreign currency exchange rates and interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks associated with interest rate and foreign currency exchange rate fluctuations through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use financial instruments for trading or other speculative purposes.

Foreign Currency Exchange Rate Risk

As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in exchange rates between the euro and other major world currencies. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign exchange rate risk discussion below does not take into account the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category. Operations outside the Netherlands and other countries that have adopted the euro as their currency for 2004 constitute 19% of our net sales. As currency exchange rates change, translation of the statements of operations of our international business into euro affects year-over-year comparability. We historically have not hedged translation risks, because cash flows from international operations have generally been reinvested locally. We estimate that a 10% change in foreign exchange rates would affect our reported operating income (loss) by less than € 1.0 million.

Our currency risk exposure primarily occurs because we generate a portion of our net sales in currencies other than the euro while the major share of the corresponding cost of sales is incurred in euro. The percentage of our consolidated net sales which is denominated in euro amounted to approximately 54% of total net sales in the year ended December 31, 2004, whereas net sales represented by U.S. dollars or dollar-linked currencies amounted to approximately 46%. Approximately 83% of our costs and expenses were denominated in the euro and the remaining 17% in various currencies, principally the U.S. dollar and U.S.-dollar linked currencies. In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our remaining exposure to currency risks and hedge such risks through the use of derivative financial instruments. The principal derivative financial instruments currently used by us to cover foreign currency exposures are forward foreign currency exchange contracts that qualify for hedge accounting.

Interest Rate Risk

Our long-term capital lease obligations, long-term debt and lines of credit currently bear a variable rate of interest. An immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

Results of Operations

Summary Financial and Other Operating Data

(Amounts in thousands except share and per share data)	Year Ended December 31,			
	2002 EURO	2003 EURO	2004 EURO	2004 USD[1]
Net sales	83,228	85,500	126,341	171,040
Cost of sales	55,849	63,345	88,352	119,611
Gross profit	27,379	22,155	37,989	51,429
Selling, general and administrative expenses	26,235	25,436	27,145	36,749
Research and development expenses	12,470	13,564	12,500	16,923
Restructuring charges	786	-	5,616	7,603
Impairment of intangibles	3,302	287	-	-
Amortization of intangible assets	2,591	2,522	2,465	3,337
Total operating expenses	45,384	41,809	47,726	64,612
Operating loss	(18,005)	(19,654)	(9,737)	(13,183)
Interest income, net	3,395	2,815	1,811	2,452
Loss before taxes and minority interest	(14,610)	(16,839)	(7,926)	(10,731)
Income taxes (benefit)	2,404	(3,292)	(2,435)	(3,297)
Loss before minority interest	(17,014)	(13,547)	(5,491)	(7,434)
Minority interest	3	50	64	87
Net loss	(17,011)	(13,497)	(5,427)	(7,347)
Loss per share:				
Basic	(0.54)	(0.44)	(0.18)	(0.24)
Diluted	(0.54)	(0.44)	(0.18)	(0.24)
Weighted average number of shares used to compute net loss per share:				
Basic	31,462,482	30,813,681	30,794,660	30,794,660
Diluted	31,462,482	30,813,681	30,794,660	30,794,660

[1] Translated solely for convenience of the reader at the noon buying rate on December 31, 2004 (€ 1.00 = US$ 1.3538)

2003 Compared to 2004

Net Sales

Our net sales consist of sales of molding systems, trim and form integration systems, singulation systems, plating systems and die handling systems.

Our net sales increased from € 85.5 million in 2003 to € 126.3 million in 2004, an increase of 47.7%. The increase in net sales in 2004 as compared to 2003 was due to increased order levels in the first half of 2004, resulting in increased shipments in 2004 for most product lines.

Our net sales per product line for the periods indicated were as follows:

(Euro in million)	2003	2004	% change
Molding systems	36.6	50.7	38.5%
Trim and form integration systems	22.1	21.8	(1.4)%
Singulation systems	4.6	15.5	237.0%
Plating systems	20.1	29.3	45.8%
Die handling systems	2.1	9.0	328.6%
Total net sales	85.5	126.3	47.7%

Backlog

Our backlog at December 31, 2004 decreased by 20.1% to € 31.8 million from € 39.8 million at December 31, 2003. The decrease in backlog was due to the significant deterioration in market conditions and corresponding reduction in customer orders in the second half of 2004.

New orders in 2004 were € 118.3 million, an increase of 42.7% as compared to € 82.9 million in 2003. The book-to-bill ratio for 2004 was 0.94 compared to 0.97 for 2003.

We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

Gross Profit

Cost of sales includes materials, purchased components and subassemblies from subcontractors, direct labor and manufacturing overhead. It also includes costs relating to the pre-production and customization of new equipment once a product has advanced beyond the prototype stage. Changes in our cost of sales typically lag changes in net sales due to our manufacturing lead times.

Gross profit increased by 71.2% from € 22.2 million in 2003 to € 38.0 million in 2004. As a percentage of net sales, gross profit increased from 25.9% in 2003 to 30.1% in 2004. The gross profit in 2004 was adversely affected by charges of € 1.9 million for inventory write-downs recorded in the fourth quarter of 2004. In the fourth quarter of 2003, charges of € 2.9 million were recorded for higher engineering and modification costs and inventory write-downs associated with the completion of a multi-unit order with a specific customer.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

Our selling, general and administrative expenses in 2003 totaled € 25.4 million and represented 29.7% of net sales compared to € 27.1 million or 21.5% of net sales in 2004. The decrease in selling, general and administrative expenses as percentage of net sales resulted primarily from the increase in net sales levels.

Research and Development Expenses

Research and development spending relating to packaging and die handling equipment varies from year to year depending on our new product development cycle. As research and development expenses do not include pre-production and customization costs, our research and development expenses decrease as products move from prototype development to production and final customer acceptance.

Research and development expenses relating to plating equipment include costs related solely to new product development efforts and exclude new product pre-production and customization expenses and design and engineering expenses incurred in sustaining and enhancing existing product lines.

Our research and development expenses decreased from € 13.6 million in 2003 to € 12.5 million in 2004. As a percentage of net sales, research and development expenses were 15.9% and 9.9% in 2003 and 2004, respectively. Research and development spending in 2004 reflects our investment in research and development, mainly for the development of trim and form systems, our AMS-i molding system, as well as spending for new generation singulation and die handling systems.

Restructuring Charges

On December 14, 2004, as part of a plan to address the current downturn in the semiconductor industry, we announced a restructuring of our operations focused principally on a workforce reduction of 81 employees at our Dutch packaging and tooling manufacturing operations in Duiven and Brunssum, the Netherlands, or approximately 10% of total fixed headcount worldwide. In addition, we announced that we will phase out approximately 50 temporary workers at the Duiven facility. A component of the restructuring will be the closing of our tooling facility in Brunssum, the Netherlands in the first half of 2005. The workforce reductions are expected to occur during the first quarter of 2005.

We recorded a restructuring charge of € 5.6 million in the fourth quarter ending December 31, 2004 to cover the estimated costs of this workforce reduction.

Ongoing economic uncertainties and industry over-capacity resulted in customers delaying scheduled deliveries, capacity investment and the funding of strategic programs in the second half of 2004. We have taken steps to realign our operations in response to reduced demand. The restructuring also is consistent with our plans to reduce exposure in high cost geographies and to rely more on low cost manufacturing regions.

Changes in the restructuring reserve were as follows:

(Euro in thousands)	2002	2003	2004
Balance at January 1,	5,487	1,281	521
Additions	1,991	-	5,616
Releases	(1,201)	-	-
Impairment on assets	(107)	-	-
Cash payment	(4,889)	(760)	(317)
Balance at December 31,	1,281	521	5,820

The 2001 provision for the reduction in workforce included severance and other benefits for approximately 180 employees in the Netherlands and Asia. The additions to the restructuring reserve in 2002 related to higher than expected severance cost, later than expected final employment terminations and severance payments for the reduction in workforce in the United States and relocation cost. The releases in 2002 mainly relate to social security expenses and disabled personnel included for which we were not obliged to pay. Total remaining cash outlays for these restructuring activities are expected to be € 0.3 million, which relate mainly to pension premiums to be paid for laid off employees over a period of two to five years.

The 2004 provision for the reduction in workforce included severance and other benefits for approximately 81 employees, mainly in the Netherlands. Total remaining cash outlays for restructuring activities in 2004 are expected to be € 5.5 million, and will mainly be paid in the first half of 2005.

Operating Loss

Operating loss decreased from € 19.7 million in 2003 to € 9.7 million in 2004. Operating loss for 2004 included restructuring charges of € 5.6 million and € 1.9 million for inventory write-downs. Operating loss for 2003 included a non-cash patent impairment charge of € 0.3 million and charges of € 2.9 million related to higher engineering and modification costs and inventory write-downs associated with the completion of a multi-unit order with a specific customer. Operating loss in 2004 decreased as compared to 2003 due to increased gross order margins as well as slightly decreased spending on research and development.

We incurred annual patent and other identifiable assets amortization charges of € 2.5 million in 2004, which related to the acquisitions of our Fico, Meco, RDA and Laurier subsidiaries.

In the fourth quarter of 2004, we tested our intangibles for impairment. No impairment on intangibles was required.

Interest Income, Net

Our interest income, net, decreased from € 2.8 million in 2003 to € 1.8 million in 2004, mainly due to lower market interest rates, increased capital lease obligations and slightly lower cash balances.

Income Taxes

Our income tax benefit amounted to € 3.3 million in 2003 compared to € 2.4 million in 2004. The effective tax rate was 19.5% in 2003 and 30.7% in 2004. The increase of the effective tax rate was due to decreased losses as compared to 2003 in certain foreign subsidiaries in which we were not able to recognize a tax benefit. Management believes that the recent losses of these subsidiaries should be given substantially more weight than forecasts of future profitability in the evaluation.

Net Loss

Our net loss amounted to € 13.5 million in 2003 and € 5.4 million in 2004. Net loss for 2004 was negatively impacted by (i) after-tax restructuring charges of € 3.7 million and (ii) lower margins due to the devaluation of the U.S. dollar against the euro, as well as by pre-tax charges of € 1.9 million related to inventory write-downs.

2002 Compared to 2003

Net Sales

Our net sales increased from € 83.2 million in 2002 to € 85.5 million in 2003, an increase of 2.8%. The increase in net sales in 2003 as compared to 2002 was due to increased order levels in the second half of 2002, resulting in increased shipments in 2003, especially for trim and form integration systems and singulation systems, offset by lower sales for die handling systems.

Our net sales per product line for the periods indicated were as follows:

(Euro in million)	2002	2003	% change
Molding systems	35.2	36.6	4.0%
Trim and form integration systems	15.8	22.1	39.9%
Singulation systems	2.9	4.6	58.6%
Plating systems	21.7	20.1	(7.4%)
Die handling systems	7.6	2.1	(72.4%)
Total net sales	83.2	85.5	2.8%

Backlog

Our backlog at December 31, 2003 decreased by 6.4% to € 39.8 million from € 42.5 million at December 31, 2002. This decrease was primarily due to a relatively high backlog for trim and form integration systems at January 1, 2003 that decreased as a result of increased shipments of these systems in 2003. The decrease in trim and form integration systems' backlog was partly offset by an increased backlog for singulation systems and die handling systems. New orders in 2003 were € 82.9 million, a decrease of 7.0% as compared to € 89.1 million in 2002, which included € 1.8 million of die handling systems' backlog that was acquired as part of our purchase of Laurier. The book-to-bill ratio for 2003 was 0.97 compared to 1.07 for 2002.

Gross Profit

Gross profit decreased by 19.0% from € 27.4 million in 2002 to € 22.2 million in 2003. As a percentage of net sales, gross profit decreased from 32.9% in 2002 to 25.9% in 2003. The gross profit in 2003 was adversely affected by slightly lower margins, mainly caused by the devaluation of the U.S. dollar against the euro. Furthermore, charges of € 2.9 million were recorded in the fourth quarter of 2003 for higher engineering and modification costs and inventory write-downs associated with the completion of a multi-unit order with a specific customer.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses in 2002 totaled € 26.2 million and represented 31.5% of net sales compared to € 25.4 million or 29.7% of net sales in 2003. The decrease in selling, general and administrative expenses resulted primarily from our ongoing efforts to reduce our operating expenses.

Research and Development Expenses

Our research and development expenses increased from € 12.5 million in 2002 to € 13.6 million in 2003. As a percentage of net sales, research and development expenses were 15.0% and 15.9% in 2002 and 2003, respectively. The increase in research and development spending in 2003 reflects our continued investment in research and development, mainly for the development of new trim and form systems, our new AMS-i molding system, as well as spending for singulation systems.

Restructuring Charges

On June 15, 2001, we adopted an initial restructuring plan that included a reduction of our global workforce (including temporary workers) of approximately 13%. These actions were necessitated by the semiconductor industry downturn that resulted in a significant reduction in new orders. We undertook this restructuring: (i) to better align our cost structure with anticipated revenues and (ii) to improve manufacturing efficiency and productivity. We recorded pre-tax restructuring charges of € 3.6 million in connection with the reduction of our workforce in the second quarter of 2001. As a result of continued adverse market conditions in the semiconductor equipment industry, we took additional restructuring measures in each of the third and fourth quarters of 2001, which resulted in a cumulative workforce reduction of approximately 26%. In connection with those additional restructuring measures, we incurred additional restructuring charges for employee severance and benefits of € 1.7 million and € 3.0 million in the third and fourth quarter of 2001, respectively.

In the third quarter of 2002, we relocated our flip chip die attach operations from New Jersey to New Hampshire in the United States and consolidated these activities with our die sorting business to form a single die handling systems business unit. In the fourth quarter of 2002, we restructured the combined business by reducing our workforce by approximately 28%. We recorded a restructuring charge relating to these actions of € 0.8 million in 2002.

Changes in the restructuring reserve were as follows:

(Euro in thousands)	2001	2002	2003
Balance at January 1,	-	5,487	1,281
Additions	8,306	1,991	-
Releases	-	(1,201)	-
Impairment on assets	-	(107)	-
Cash payments	(2,819)	(4,889)	(760)
Balance at December 31,	5,487	1,281	521

The 2001 provision for the reduction in workforce included severance and other benefits for approximately 180 employees in the Netherlands and Asia. The additions to the restructuring reserve in 2002 related to higher than expected severance costs, later than expected final employment terminations and severance payments for the reduction in workforce in the United States and relocation cost. The releases in 2002 mainly relate to social security expenses and disabled personnel included for which we were not obliged to pay. Total remaining cash outlays for restructuring activities are expected to be € 0.5 million, which relate mainly to pension premiums to be paid for laid off employees over a period of two to five years.

Operating Loss

Operating loss increased from € 18.0 million in 2002 to € 19.7 million in 2003. Operating loss for 2002 included non-cash goodwill impairment of € 3.3 million and restructuring charges of € 0.8 million. Operating loss for 2003 included non-cash patent impairment of € 0.3 million and charges of € 2.9 million related to higher engineering and modification costs and inventory write-downs associated with the completion of a multi-unit order with a specific customer. Furthermore, operating loss in 2003 increased as compared to 2002 due to slightly lower order margins as well as increased spending on research and development.

We incurred annual patent and other identifiable assets amortization charges of € 2.5 million in 2003, which related to the acquisitions of our Fico, Meco, RD Automation and Laurier subsidiaries in October 1993, May 1995, September 2000 and January 2002, respectively.

As of January 1, 2002, we adopted SFAS No. 142 and SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with finite lives and addresses impairment testing and recognition for goodwill and intangible assets with indefinite lives. SFAS No. 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include disposal of an individual business. As a result of the adoption of SFAS No. 142, goodwill amortization ceased.

We reviewed our business and determined that there are four reporting units to be reviewed for impairment in accordance with the standard – the reporting units were: packaging equipment, plating and singulation equipment, flip chip die attach equipment and die sorting equipment. Upon adoption of SFAS No. 142 in the first quarter of 2002, we completed the required transitional impairment testing of goodwill, and based upon those analyses, did not identify any impairment charges as a result of adoption of this standard effective January 1, 2002.

We have determined that our annual test for impairment of goodwill will take place at the end of the fourth quarter of each year, which coincides with the completion of our annual forecasting process. In the third quarter of 2002, we consolidated our die attach equipment business unit and die sort equipment business into a single die handling equipment business unit. Due to the severity and the length of the current industry downturn and uncertainty of the timing of improvement in industry conditions, we have revised our earnings forecasts for each of our business units that were tested for impairment. As a result, in the fourth quarter of fiscal year 2002, we recognized a goodwill impairment loss of € 3.3 million in the die handling equipment reporting unit. The fair value of each reporting unit was estimated using the expected present value of future cash flows.

In the fourth quarter of 2003, we tested our intangibles for impairment. As a result of this impairment test, an impairment of patents of die handling equipment to an amount of € 0.3 million was recorded. No impairment on other intangibles was required.

We do not have any identifiable assets with indefinite lives.

Interest Income, Net

Our interest income, net, decreased from € 3.4 million in 2002 to € 2.8 million in 2003, mainly due to lower market interest rates and slightly lower cash balances.

Income Taxes

Our income tax expense was € 2.4 million in 2002 as compared to an income tax benefit of € 3.3 million in 2003. The income tax rate as shown in the results of operations was 19.6% in 2003. The tax rate for 2002 was not meaningful as we recorded a valuation allowance of € 6.0 million in the fourth quarter of 2002. The tax rate for 2003 is significantly lower than our domestic tax rate, due to losses in certain foreign subsidiaries in which we were not able to recognize a tax benefit, as management believes that the recent losses of these subsidiaries should be given substantially more weight than forecasts of future profitability. In 2003, an amount of € 2.8 million of available tax benefit was not recognized.

In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, we recorded a charge of € 6.0 million through the establishment of a valuation allowance against our deferred tax asset consisting primarily of U.S. net operating loss carry forwards and temporary differences. We determined that the valuation allowance was required based on our recent losses, which were given substantially more weight than forecasts of future profitability calculating tax valuation allowances. Until we utilize these U.S. operating loss carry forwards, our income tax provision will reflect mainly domestic taxation.

Net Loss

Our net loss amounted to € 17.0 million in 2002 and € 13.5 million in 2003. Net loss for 2002 was negatively impacted by (i) goodwill impairment of € 3.3 million, (ii) a non-cash valuation allowance of € 6.0 million against our net deferred tax assets and (iii) after tax restructuring charges of € 0.6 million related to our die handling operations.

Net loss for 2003 was negatively impacted by slightly lower margins due to the devaluation of the U.S. dollar against the euro, as well as by charges of € 2.9 million related to higher engineering and modification costs and inventory write-downs associated with the completion of a multi-unit order with a specific customer and a € 0.3 million charge for the impairment of intangibles.

Liquidity and Capital Resources

We had € 108.9 million and € 106.6 million in cash and cash equivalents at December 31, 2003 and December 31, 2004, respectively.

We finance our Meco subsidiary and, to an extent, our Fico subsidiary, on a stand-alone basis. We intend to finance our subsidiary Datacon on a stand-alone basis. Meco utilizes funds generated from its results of operations and available bank lines of credit to finance its working capital and capital expenditure requirements. Meco and Fico maintain lines of credit with various local commercial banks. The credit lines of Meco and Fico are currently unsecured, except for pledges on the accounts of Fico and Meco with the banks that provide the facilities. The principal restrictive covenant in each line is related to solvency ratios, which generally are based on a ratio of each subsidiary's equity to its assets. We expect to finance the Datacon group using funds generated from its results of operations and available lines of credit. Datacon utilizes long-term loans, short-term bank lines of credit and government granted loans for export and research and development activities in these financing activities. Some of these loans are secured by a pledge of real property. Currently, RD Automation and Laurier and, to an extent, Fico are financed through intercompany loans. Fico Tooling Leshan Company Ltd. in China, 87% of which is owned by us, is partly financed by long-term loans issued by a local bank.

The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although Fico, RD Automation and Laurier and Datacon generally receive partial payments for automated molding systems, automated trim and form integration systems, die handling systems and bonding systems prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems. Meco generally receives a higher initial payment upon receipt of orders than Fico, RD Automation and Laurier and Datacon.

Net cash (used in) provided by operating activities was € 5.3 million and (€ 4.6) million in 2003 and 2004, respectively. The primary uses of cash in operations in 2004 were working capital requirements of € 5.8 million as a result of the substantial increase in bookings activity during the first half of 2004.

At December 31, 2004, our cash and cash equivalents totaled € 106.6 million and our total debt and capital lease obligations totaled € 14.1 million. At December 31, 2004, shareholders' equity stood at € 177.0 million.

Our capital expenditures were € 4.9 million in 2002, € 11.9 million in 2003 and € 3.4 million in 2004. The expenditures in 2003 were incurred primarily for the construction of an 80,000 square foot facility in Duiven, the Netherlands for molding systems and tooling manufacturing and the establishment of our first manufacturing facility in China for the production of tools. A majority of the capital expenditures of 2004 was used to further expand our production capacity in China and Malaysia.

On February 6, 2004, Fico sold the land and buildings in Duiven, the Netherlands in a sale and lease-back transaction for € 14.5 million in cash. At the date of the transaction, the net book value of the real estate sold was approximately equal to the selling price of the real estate. Fico granted the buyer a € 1.5 million loan which is payable over a maximum period of 24 months. The loan can be repaid at any time during the term of the loan. The loan is secured by a second mortgage on the land and buildings which were the subject of the sale and lease back transaction. The loan bears interest at the rate of 4.5% per annum. The transaction will be accounted for as a financing until the buyer pays off the loan. Once the buyer repays the loan, this finance obligation and the related real estate assets will be derecognized. Settlement of this obligation will not result in a cash outflow from Besi.

At December 31, 2004, Meco and Fico had available lines of credit amounting to in aggregate € 13.5 million, under which no borrowings were outstanding, but with the amount available to be drawn under the lines reduced by € 0.6 million in outstanding bank guarantees. At December 31, 2004, € 0.4 million of the lines of credit was reserved for foreign exchange contracts. Interest is charged at the bank's base lending rates plus an increment of 1.5%. The credit facility agreements include covenants requiring us to maintain certain financial ratios. The relevant companies were in compliance with, or had received waivers for, all loan covenants at December 31, 2004.

In January 2005, we announced that we have launched and priced an issue of € 46 million in Notes due 2012. The Notes mature seven years from the date of issue and carry an interest rate of 5.5% per annum, payable semi-annually, with the first payment on or around July 28, 2005 and an initial conversion price of € 5.1250. The Notes will be repaid at maturity in 2012 at a price of 100% of their principal amount. If not converted, we may redeem the outstanding Notes at their par value on or after four years from the date of issue, subject to the share price exceeding 130% of the then effective conversion price.

We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet its levels of capital spending, research and development and working capital requirements for at least the next twelve months.

Material Differences between U.S. GAAP and IFRS

Beginning in 2005, the European Commission will require companies that are quoted on a European stock market to publish their financial statements in accordance with IFRS. While we intend to continue publishing U.S. GAAP financial statements, we also will publish our consolidated financial statements in accordance with IFRS from January 1, 2005 onwards. Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in certain significant respects from IFRS. We have not prepared financial statements in accordance with IFRS and, accordingly cannot offer any assurances that the differences described below would, in fact, be the accounting principles creating the greatest differences between our financial statements prepared under U.S. GAAP and under IFRS.

The following paragraphs summarize certain significant differences between U.S. GAAP and IFRS as of December 31, 2004 and not differences that may have existed throughout the period covered in the financial statements. This description is not intended to provide a comprehensive listing of all such differences specifically related to us or the industries in which we operate. U.S. GAAP is generally more restrictive and comprehensive than IFRS regarding recognition and measurement of transactions, account classification and disclosure requirements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements or the notes thereto. We are currently investigating the possible impact of differences identified between IFRS and U.S. GAAP. In spite of the fairly large number of potential differences between U.S. GAAP and IFRS, only a relatively small number appears to be relevant to us in practice. The following summary may not include all major differences that exist between U.S. GAAP and IFRS as they relate to our business.

Leases

U.S. GAAP generally requires profit or loss deferral on a sale and lease-back transaction that is classified as an operating lease. The exceptions to that general rule are the same as those for a sale and lease-back transaction classified as a capital lease. U.S. GAAP has stringent rules on accounting for sale and leaseback transactions of real estate.

IFRS requires immediate profit or loss recognition for a sale and lease-back transaction classified as an operating lease if the sale transaction is established at fair value because, in those situations, the sale transaction is deemed to be a normal sale transaction that would typically result in profit or loss being recognized immediately. If the sale price is less than the property's fair value, IFRS requires immediate profit or loss recognition unless the loss is compensated by future rentals at a below-market price, in which case the loss is deferred and amortized in relation to the rental payments over the period that the asset is expected to be used. If the sale price is above fair value, IFRS requires that the excess over fair value be deferred and amortized over the period for which the asset is expected to be used.

Impairment of Long Lived Assets

Under U.S. GAAP, when events or changes in circumstances indicate possible impairment, the sum of expected undiscounted future cash flows, related to the fixed asset (or group of assets) being measured, is compared to the carrying amount of the respective assets. Estimates of future cash flows used to test the recoverability of a long lived asset group should include only the future cash flows that are directly associated with, and are expected to arise as a direct result of, the use and eventual disposition of that asset group. If the carrying amount of the asset exceeds this value, an impairment loss exists and a write-down is necessary. The impairment charge is measured as the excess of carrying value over fair value. Fair value may be measured using quoted market prices in active markets, if available or using discounted cash flows.

Under IFRS, when events or changes in circumstances indicate possible impairment, the sum of expected future discounted cash flows is compared to the carrying amount of the respective assets. If the carrying amount of the asset exceeds the sum of the discounted cash flows, an impairment loss exists and a write-down is necessary. The impairment loss is based on the recoverable amount (the higher of the asset's value-in-use and net selling price).

Under U.S. GAAP, reversals of impairment losses for assets to be held and used are prohibited, as the impairment loss results in a new cost basis for the asset. Subsequent revisions to the carrying amount of an asset to be disposed of must be reported as adjustments to the asset's carrying amount, but limited by the carrying amount at the date on which the decision to dispose of the asset is made.

Under IFRS, reversal of impairment losses, other than on goodwill, is required when there has been a change in economic conditions or in the expected use of the asset.

Research and Development

Under U.S. GAAP, research and development costs are expensed as incurred.

Under IFRS, research costs should be expensed as incurred. An intangible asset arising from development (or from the development phase of an internal project) must be recognized as an intangible if, and only if, an enterprise can demonstrate all of the following:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- its intention to complete the intangible asset and use or sell it;
- its ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- its ability to reliably measure the expenditure attributable to the intangible asset during its development.

Pensions

Multi-Employer Plans

Under U.S. GAAP, defined contribution accounting must be used.

Under IFRS, defined benefit accounting must be used, unless sufficient information cannot be obtained.

Stock Options

Under U.S. GAAP, companies may elect to follow the accounting prescribed by either Accounting Principles Board Opinion 25, "Accounting for Stock Issued co Employees," (APB 25) or SFAS No 123. "Accounting for Stock-Based Compensation" (SFAS 123).

Under U.S. GAAP, compensation is recorded for the cost of providing the options to the employee over the relevant service period. The costs can be determined based on either the intrinsic value method (APB 25) or the fair value method (SFAS 123). Under the intrinsic value method, the compensation cost is the difference between the market price of the stock at the measurement date and the price to be contributed by the employee (exercise price). Under the intrinsic method, the measurement date is the first date on which the employee knows the number of shares that such employee is entitled to receive and the exercise price. The measurement date is often the grant date; however, it may be later than the grant date in plans with variable terms that depend on events which occur after the grant date These terms may be variable by design, may become variable due to their modification after the date of grant, or may be considered variable due to their relation to other stock option features. In such cases, compensation is measured at the end of each reporting period until the measurement date or in some cases, until the stock option's exercise, forfeiture, or expiry. Under the fair value method, the cost associated with options is based on the fair value at the date of grant. Cost is estimated using an option-pricing model. If an entity chooses to follow the intrinsic value method, it must make pro-forma disclosures of net income and earnings per share as if the fair value method had been applied.

IFRS requires expensing of stock option plans.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation , SFAS No. 123 (revised 2004), or SFAS 123(R). SFAS 123(R), supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123(R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the Company or liabilities that are based on the fair value of the Company's equity instruments that may be settled by the issuance of such equity instruments. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method that we currently use and generally requires that such transactions be accounted for using a "fair-value"-based method and recognized as expense in our consolidated statements of operations. SFAS 123(R) will become effective as of the third quarter in 2005. The effects of the change are still being determined by us.

Item 6: Directors, Senior Management and Employees

A. Directors and Senior Management

Supervisory Board

The members of the Supervisory Board as of December 31, 2004 are as follows:

Name	Age	Title	Term Expires
W.D. Maris	65	Chairman of the Supervisory Board	2006
E.B. Polak	60	Member of the Supervisory Board	2004
D. Sinninghe Damsté	65	Member of the Supervisory Board	2004
T. de Waard	58	Member of the Supervisory Board	2007

Mr. Maris – Chairman of the Supervisory Board
Mr. Maris became a member of the Supervisory Board in May 2000 and has served as Chairman since June 2000. From 1990 to January 2000, Mr. Maris served as President and Chief Executive Officer of ASM Lithography N.V., the Netherlands, a semiconductor equipment manufacturer. From 1979 to 1990, Mr. Maris was active in the IC division of Philips Electronics N.V. Mr. Maris also serves as a member of the Supervisory Board of Vanderlande Transport Mechanismen B.V. Furthermore, Mr. Maris serves as a member of the board of directors of Photronics Inc., FSI International Inc., and the European Asset Trust.

Mr. Polak – Member of the Supervisory Board
Mr. Polak became a member of the Supervisory Board in November 2000. From 1984 until 2001, Mr. Polak has served in various capacities with ASM Lithography N.V., the Netherlands. From 1969 to 1984, Mr. Polak served in various capacities with Philips.

Mr. Sinninghe Damsté – Member of the Supervisory Board
Mr. Sinninghe Damsté became a member of the Supervisory Board in November 2000. From 1988 to his retirement in 2001, Mr. Sinninghe Damsté served as a member of the Board of Management of Hollandsche Beton Groep N.V., a multi-sector construction company. From 1968 to 1988, Mr. Sinninghe Damsté served in various capacities with Royal Dutch/Shell Group of Companies. Mr. Sinninghe Damsté also serves as Chairman of the Supervisory Board of Holland Institute of Traffic Technology N.V. and as a member of the Supervisory Boards of Vedior N.V. and NKI \ AvL.

Mr. De Waard – Member of the Supervisory Board
Mr. De Waard became a member of the Supervisory Board in November 2000. Since 2001, Mr. De Waard has been a partner of Clifford Chance Limited Liability Partnership, a law firm. Previously, Mr. De Waard was a partner of the law firm Stibbe. Mr. De Waard also serves as a member of the Supervisory Board of STMicroelectronics N.V.

The business address of each of the members of the Supervisory Board is our registered office.

Board of Management and Other Key Members of Management

The members of the Board of Management and the other key members of management as of December 31, 2004 are as follows:

Board of Management

Name	Age	Title	Term Expires
R.W. Blickman	50	President and Chief Executive Officer, Chairman of the Board of Management	N/a [1]
J.A. Wunderl	53	Member of the Board of Management, appointed as of March 25, 2004, Managing Director of RD Automation and Laurier	October 2007

Other Key Members of Management

Name	Age	Title	
W.M. Enzing	45	Managing Director of Fico Trim and Form Integration	N/a [1]
R.J. Foppen	57	Worldwide Sales and Marketing Manager of Meco Plating	N/a [1]
P.A. Govaert	48	Managing Director of Fico Molding and Fico Tooling	N/a [1]
J.C. te Hennepe	46	Director of Finance	N/a [1]
F.J.M. Jonckheere	45	Managing Director of Meco Plating	N/a [1]
H.F. Menschaar	58	Director of Corporate Technology	N/a [1]
H.G.E.M. van der Sande	36	Co-Director of Finance, Secretary of the Company	N/a [1]
G. A. in 't Veld	48	Managing Director of Fico Singulation	N/a [1]

[1] There are no specified terms for these members appointed prior to March 2004

Mr. Blickman – President, Chief Executive Officer and Chairman of the Board of Management
Mr. Blickman is President and Chief Executive Officer and Chairman of the Board of Management, positions he has held since November 1995. He also is Managing Director of the Fico subsidiary, a position he has held since February 1991, and Managing Director of the Meco subsidiary, a position he has held since November 1995. Previously, Mr. Blickman held the position of Worldwide Sales Manager of Fico from September 1989 to February 1991. Prior to joining Fico, he served as the European Marketing and Sales Manager for Advanced Semiconductor Materials International N.V. (ASMI). Furthermore, Mr. Blickman serves as a member of the Supervisory Board of ZBG Holdings N.V. and of Ennismore Fund Management Limited.

Mr. Wunderl – Executive Member and Managing Director of Besi Die Handling Inc. (RD Automation and Laurier)
Mr. Wunderl has served as Managing Director of Besi Die Handling Inc. since January 5, 2004 and was appointed a member of the Board of Management on March 25, 2004. From 2002 to 2004, Mr. Wunderl worked at Esec Switzerland and between 1990 and 2002 he held various positions at ASMI.

Mr. Enzing – Managing Director of Fico Trim and Form Integration
Mr. Enzing has served as Managing Director of Fico Trim and Form Integration Systems since September 2001. Prior to joining Fico, Mr. Enzing served as Sector Director at Atos Orgin from 1997 and as Account Manager from 1995. Prior to that, Mr. Enzing was an Associate Consultant at McKinsey & Company, and held various positions at ASMI.

Mr. Foppen – Worldwide Sales and Marketing Manager of Meco Plating
Mr. Foppen is Worldwide Sales and Marketing Manager of Meco Plating and also serves as the Director of Sales and Marketing, a position he has held since 1985. From 1973 to 1985, Mr. Foppen served as the Sales Manager for the United Kingdom and Benelux Countries for Cetema B.V.

Mr. Govaert – Managing Director of Fico Molding and Fico Tooling
Mr. Govaert is Managing Director of Fico Molding, a position he has held since November 1, 2004, and Managing Director of Fico Tooling, a position he has held since May 1, 1999. Prior to joining the Fico subsidiary, Mr. Govaert served at Berkhof Heerenveen B.V. as General Manager from 1997 to 1998 and at WBM Staalservice Centrum B.V. from 1987 to 1997 as General Manager.

Mr. te Hennepe – Director of Finance
Mr. te Hennepe has served as Director of Finance since March 1, 2002. From March 1999 until February 2002, Mr. te Hennepe served as Finance Manager of Possehl Besi Electronics N.V. Prior to joining Possehl Besi Electronics N.V., Mr. te Hennepe served as Finance Manager/Controller for Yokogawa, GTI, HCS, ABB and ASMI in the Netherlands.

Mr. Jonckheere – Managing Director of Meco Plating
Mr. Jonckheere is Managing Director of Meco Plating, a position he has held since October 1, 2003. Formerly, Mr. Jonckheere served as Director of Operations of Meco Plating Systems and Chemicals from January 1996. From 1986 until joining Besi, Mr. Jonckheere served in various positions at Holec Machines and Apparaten B.V.

Mr. Menschaar – Director of Corporate Technology
Mr. Menschaar is Director of Corporate Technology, a position he has held since January 1999. Mr. Menschaar served as Strategic Business Development manager for Fico and Meco. Prior to joining Besi, Mr. Menschaar served variously as Managing Director for AFAM B.V., as Managing Director for Advanced Production Automation and as Chief Development for Patent Machinebouw B.V.

Mrs. van der Sande – Co-Director of Finance, Secretary of the Company
Mrs. van der Sande is Co-Director of Finance since March 2002 and acts as Secretary of the Company. From March 2000 to March 2002, Mrs. van der Sande served as our Director of Finance and from Juli 1996 to March 2000 as our Manager of Finance. Prior to joining Besi, Mrs. van der Sande spent nine years in public accountancy with KPMG Accountants N.V.

Mr. in 't Veld – Managing Director of Fico Singulation
Mr. in 't Veld has served as Managing Director of Fico Singulation (formely Meco) since November 1, 2003. Prior to joining Besi, Mr. in 't Veld served as Managing Director of Multin Technology Group from 2000 to 2003. From 1982 to 2000, Mr. in 't Veld held various positions at Delft Instruments.

The business address of each of the members of the Board of Management and of the other key members of management is our registered office.

Future Members of the Board of Management

It is intended that Messrs. H. Rutterschmidt and G. Zeindl, members of the Datacon management board, will be appointed by the Supervisory Board as members of the Board of Management after the notification of the General Meeting of Shareholders at the next annual General Meeting of Shareholders which will be held on March 24, 2005. In connection with the acquisition of Datacon, H. Rutterschmidt acquired a total of 444,784 ordinary shares, which shares are subject to a two year lock up arrangement (subject to certain exceptions), which expires on January 4, 2007. Messrs. H. Rutterschmidt and G. Zeindl are two of the partners in a partnership that sold real property to a subsidiary of the Company.

B. Compensation of Directors and Officers

The aggregate cash compensation paid to, or accrued by us for our management including members of the Board of Management was € 2.0 million in 2004, excluding one-time payments of € 0.7 million. Amounts accrued to provide pension, retirement or similar benefits to these individuals, as a group, were € 0.2 million in 2004.

Remuneration of the Board of Management

The aggregate cash compensation paid to members of the Board of Management was € 715,089 in 2004 (including pension, but excluding one-time payments of € 739,392). The remuneration of the members of the Board of Management is determined by the Supervisory Board, all with due observance of the remuneration policy to be adopted by the General Meeting of Shareholders. The Supervisory Board is required to present any scheme providing for the remuneration of the members of the Board of Management in the form of shares or options, to the General Meeting of Shareholders for adoption.

The total cash remuneration and related costs of the individual members of the Board of Management for the year ended December 31, 2002, 2003 and 2004 was as follows:

(In euros, except as specified otherwise)	Year ended December 31,		
	2002	2003	2004
R.W. Blickman			
Salaries and related costs (5)	311,497	312,637	317,847
Bonus (4)	-	35,458	(4)
Pension	54,326	54,326	55,231
Other (6)	-	-	344,392
J. A. Wunderl (1) (in U.S.$)			
Salaries and related costs (5)	-	-	190,797
Bonus (4)	-	-	(4)
Pension	-	-	-
M.A.H. Wartenbergh (2)			
Salaries and related costs (5)	-	124,219	169,050
Bonus (4)	-	13,755	-
Pension	-	14,329	19,499
Severance payment	-	-	395,000
J.W. Rischke (3)			
Salaries and related costs (5)	145,948	-	-
Bonus	-	-	-
Pension	32,367	-	-
Other (6)	-	-	40,884

(1) Member of the Board of Management from March 25, 2004, remuneration relates to the period from March 25, 2004 onwards.

(2) Member of the Board of Management from March 27, 2003; remuneration relates to the period from March 27, 2003 until his exit as of January 1, 2005.

(3) Member of the Board of Management until October 23, 2002; remuneration relates to the period until October 23, 2002.

(4) Bonus is included in the year to which it relates. As of the date of filing, the bonus for 2004 had not been determined.

(5) Includes salaries, holiday allowance, medical insurance and premiums social securities.

(6) This amount was paid as part of a settlement reached with certain holders of options issued under the Company's Incentive Plan 1995 (as defined under "Stock Option Plans"), following a court interlocutory judgment in a legal proceeding filed by a former employee that indicated that the Company should compensate for dilution that arose as a result of the Company's secondary share offering in 2000.

A portion of the compensation of the Board of Management is performance related.

Remuneration of the Supervisory Board

The aggregate remuneration paid to current members of the Supervisory Board was € 87,488 in 2004. The remuneration of the Supervisory Board is determined by the General Meeting of Shareholders.

The total remuneration of the individual members of the Supervisory Board members for the years ended December 31, 2002, 2003 and 2004 was as follows:

(In euros)	Year ended December 31,		
	2002	2003	2004
W. D. Maris	15,882	15,882	23,038
E. B. Polak	15,882	15,882	19,206
D. Sinninghe Damsté	15,882	15,882	26,038
T. de Waard	15,882	15,882	19,206

In 2002, 2003 and 2004, part of the cash compensation, not exceeding 50%, paid to the Supervisory Board members has been replaced by the granting of options to purchase ordinary shares to three Supervisory Board members. The fair value of the option awards to the Supervisory Board members was estimated using the Black-Scholes option-pricing model. Total remuneration to Supervisory Board members after the grant of said options did not change compared to the remuneration approved by the General Meeting of Shareholders.

Ordinary Shares and Options Held by Members of the Board of Management

The aggregate number of ordinary shares and the aggregate number of options on ordinary shares owned by the current members of the Board of Management as of December 31, 2004 is as follows:

	Number of shares
R.W. Blickman	270,485

	Year of grant	Exercise price in euros	Number of options outstanding
R.W. Blickman	1999	4.35	8,500
	2000	17.90	20,000
	2000	9.80	142,000
	2001	9.55	40,000
	2002	8.94	36,000
	2003	3.22	35,042
	2004	5.95	15,000
J.A. Wunderl	2003	5.20	8,000
	2004	5.95	5,500
Total			310,042

Loans outstanding relating to the stock options granted to the members of the Board of Management amounted to € 286,795 as of December 31, 2004. The principal amount and other loan conditions have not changed since the inception of the loan agreements in 1999 and 2000.

Options and Ordinary Shares Held by Members of the Supervisory Board

The aggregate number of ordinary shares and the aggregate number of options on ordinary shares owned by the current members of the Supervisory Board as of December 31, 2004 is as follows:

	Year of grant	Exercise price in euros	Number of options outstanding
E.B. Polak	2002	8.94	1,322
	2003	3.22	3,667
	2004	5.95	1,937
D. Sinninghe Damsté	2002	8.94	1,322
	2003	3.22	3,667
	2004	5.95	2,629
T. de Waard	2002	8.94	1,322
	2003	3.22	3,667
	2004	5.95	1,937
Total			21,470

Options and Ordinary Shares Held by Former Members of the Board of Management

Details of options on ordinary shares held by former members of the Board of Management as of December 31, 2004 are as follows:

	Year of grant	Exercise price in euros	Number of options outstanding
J.W. Rischke	1999	4.35	8,500
	2000	17.90	16,000
	2001	9.55	32,000
	2002	8.94	23,000
	2003	3.22	13,221
Total			92,721

Loans outstanding relating to the stock options granted to the former executive members of the Board of Management amounted to € 78,286 as of December 31, 2004. The principal amount and other loan conditions have not changed since the inception of the loan agreement in 1999.

C. Board Practices

Board Practices

We acknowledge the importance of good corporate governance, including elements such as transparency, independence and accountability. We continuously review corporate governance developments in the jurisdictions in which we operate.

We pursue a policy of active communication with our shareholders through the active participation of our shareholders at the general meeting and the publication of our annual and quarterly results. Our corporate governance structure is intended to:

- provide shareholders with regular, reliable and relevant transparent information regarding our activities, structure, financial condition, performance and other information, including information on our social, ethical and environmental records and policies;
- apply high quality standards for disclosure, accounting and auditing; and
- apply stringent rules with regard to insider securities trading.

Management Structure

We have a two-tier board structure consisting of a Board of Management and a Supervisory Board which is entrusted with supervising and guiding the Board of Management. The Board of Management is currently comprised of two members and the Supervisory Board is currently comprised of four members. The Board of Management, the Chairman of the Board of Management or two members of the Board of Management acting jointly, are authorized to represent Besi. In addition to the two members of the Board of Management, our management team is currently also comprised of seven key members of management which do not form a part of the Board of Management itself.

The Supervisory Board supervises the policy of the Board of Management, as well as the general course of our corporate affairs and business, and provides advice to the Board of Management. The Board of Management must keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit certain important decisions to the Supervisory Board for its prior approval. In performing its duties, the Supervisory Board is required to act in the interests of Besi's business as a whole. The members of the Supervisory Board are not authorized to represent Besi. All of the members of the Supervisory Board are independent as defined under the rules of the Nasdaq National Market, including the independence requirements contemplated by Rule 10A-3 under the United States Exchange Act of 1934, as amended, the Exchange Act, and as defined in article III.2.3 of the Besi Code, which is in compliance with the Tabaksblat Code.

The Supervisory Board has adopted corporate governance guidelines to assist the Supervisory Board in the exercise of its duties and responsibilities and to serve our best interests and the best interests of our shareholders. These guidelines, which provide a framework for the conduct of the Board's business, include that:

- the principal responsibility of the Supervisory Board is to oversee the management of Besi;
- the members meet regularly in executive session;
- members have full and free access to management and, as necessary and appropriate, independent advisors; and
- at least annually the board and its committees will conduct a self-evaluation to determine whether they are functioning effectively.

The Supervisory Board met ten times during 2004. Special attention was paid to recent developments related to corporate governance, especially changes stemming from the passage and enactment of the Sarbanes-Oxley Act of 2002 in the United States and the developments regarding the Tabaksblat corporate governance code in The Netherlands, the acquisition of Datacon finalized on January 4, 2005 and the issuance of the Notes listed on January 28, 2005.

Topics of the meetings included, among other items:
- our general strategy;
- our financial performance;
- approval of all periodic filings with the United States Securities and Exchange Commission, or the Commission, and Euronext Amsterdam;
- the performance and internal division of tasks of the Board of Management;
- potential strategic alliances and acquisitions;
- the general risks associated with our operations; and
- the Supervisory Board's own performance.

In 2004, the Supervisory Board conducted a self-evaluation of the functioning of the Supervisory Board as a whole and the performance of individual members. Management of the Company was not present at this meeting. In addition, at the meeting, the Supervisory Board discussed the functioning of the Board of Management as a whole and the performance of the individual members of the Board of Management.

The Chairman of the Supervisory Board and our management met on a regular basis.

Members of the Board of Management are appointed by the Supervisory Board and serve until voluntary retirement, or suspension or dismissal by the Supervisory Board. If a member of the Board of Management is to be dismissed, the General Meeting of Shareholders must be consulted on the intended dismissal.

The Supervisory Board has established three committees, the Audit Committee, the Remuneration Committee and the Selection, Appointment and Governance Committee. The Remuneration Committee, Audit Committee and Selection, Appointment and Governance Committee operate under a charter that has been approved by the Supervisory Board. Members of these committees are appointed from and among the Supervisory Board members.

Members of the Board of Management and Supervisory Board, as well certain senior management members, are insured under the Besi's Directors and Officers Insurance Policy. Although the insurance policy provides for a wide coverage, our directors and officers may occur additional uninsured liabilities. Besi has agreed to indemnify its Board of Management and Supervisory Board against any claims arising in connection with their position as director and officer of the Company, provided that such claim is not attributable to willful misconduct or intentional recklessness.

Audit Committee

In view of the limited number of members of the Supervisory Board, the Supervisory Board acts as the Audit Committee. The Audit Committee therefore has four independent members. The Audit Committee fulfills its responsibilities by carrying out the activities enumerated in its internal checklist as follows:
- the committee assists the Supervisory Board in fulfilling its oversight responsibilities by reviewing:
  - the financial reports and other financial information provided by the Company to any governmental body or the public;
  - the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics; and
  - the Company's auditing, accounting and financial reporting processes generally;
- the committee is directly responsible for the oversight of the Company's independent auditor and has sole authority and responsibility for their appointment (subject to shareholder ratification), termination and compensation. The independent auditor reports directly to the Audit Committee and the committee is responsible for the resolution of any disagreements between management and the independent auditor regarding financial reporting;
- the committee approves all audit fees and terms and all non-audit services provided by the independent auditor, and considers whether these services are compatible with the auditor's independence;
- the committee serves as an independent and objective party to monitor the Company's financial reporting process and internal control systems;
- the committee provides an open avenue of communication among the Company's independent accountants, financial and senior management, and the Supervisory Board; and
- the committee has established and maintains procedures for (i) the receipt, retention and treatment of complaints and (ii) the anonymous submission of confidential concerns by employees regarding accounting matters.

In 2004, the Audit Committee met eight times to discuss the scope and results of audits and reviews of our external auditor, KPMG, to review our internal accounting control policies and procedures, and to review all periodic filings with the Commission and Euronext Amsterdam. Our external auditor, KPMG, attended six meetings. Furthermore, the Audit Committee separately met with the auditor outside the presence of management. Frequent contact took place between the chairman of the Audit Committee and our management. During 2004, the Audit Committee focused on identifying our critical accounting policies, new accounting pronouncements and the developments of IFRS and the convergence between IFRS and U.S. GAAP.

In 2004, the Audit Committee evaluated the performance of KPMG and advised the Supervisory Board to propose that KPMG be appointed as our auditor for the fiscal year ending December 31, 2005. This proposal will be presented to our shareholders for approval at the Annual General Shareholders Meeting to be held on March 24, 2005.

The Supervisory Board has determined that Mr. D. Sinninghe Damsté qualifies as an Audit Committee Financial Expert. In determining whether members of the Audit Committee qualify as financial experts within the meaning of Commission regulations and the Nasdaq listing standards, the Supervisory Board considered the nature and scope of experiences and responsibilities members of our Audit Committee have previously had with other reporting companies. Furthermore, the Supervisory Board determined that all members of the Audit Committee are financially literate.

Remuneration Committee

Besi has a Remuneration Committee which has responsibility for:

- annually reviewing and approving the corporate goals and objectives relevant to the compensation of senior management;
- overseeing and administering the equity incentive plans;
- overseeing and making recommendations to the Supervisory Board with respect to director compensation; and
- determining the compensation of the chief executive officer and reviewing and approving, or make recommendations to the Supervisory Board, with respect to the compensation of the other executive officers.

The Remuneration Committee consists of Mr. T. de Waard, Chairman of the Remuneration Committee, Mr. W.D. Maris, Mr. Polak and Mr. Sinninghe Damsté. The Remuneration Committee met once in 2004.

Selection, Appointment and Governance Committee

The Selection, Appointment and Governance Committee consist of its Chairman Mr. Polak, Mr. W.D. Maris, Mr. De Waard and Mr. Sinninghe Damsté. The Selection, Appointment and Governance Committee prepares, within its duties, the decision-making of the Supervisory Board on:

- drawing up selection criteria and appointment procedures for Supervisory Board members and Board of Management members;
- periodically assessing the size and composition of the Supervisory Board and the Board of Management, and making a proposal for a composition profile of the Supervisory Board;
- periodically assessing the functioning of individual Supervisory Board members and Board of Management members, and reporting on this to the Supervisory Board;
- making proposals for appointments and re-appointments; and
- supervising the policy of the Board of Management on the selection criteria and appointment procedures for senior management.

In 2004, the committee met once.

Disclosure Committee

Besi has a Disclosure Committee to ensure compliance with applicable disclosure requirements arising under United States and Dutch law. The Disclosure Committee reports to and assists our chief executive officer in the maintenance and evaluation of disclosure controls and procedures. The Audit Committee is kept informed about the outcome of the Disclosure Committee meetings. The Disclosure Committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. The Disclosure Committee comprises various members of senior management. Furthermore, members of the Disclosure Committee are in close contact with our external legal counsel and our external auditor.

During the year 2004, the Disclosure Committee met once.

Exemptions from Certain Nasdaq Corporate Governance Rules

The Nasdaq corporate governance rules provide that Nasdaq may provide exemptions from the Nasdaq corporate governance standards to a foreign issuer when (i) those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or (ii) contrary to generally accepted business practices in the issuer's country of domicile. Besi has received from Nasdaq exemptions from the following rules:

- Besi is exempt from Nasdaq's quorum requirements applicable to meetings of ordinary shareholders. In keeping with Dutch law and Netherlands generally accepted business practice, Besi's Articles of Association provide that there are no quorum requirements generally applicable to General Meetings of Shareholders.
- Besi is exempt from Nasdaq's requirements regarding the solicitation of proxies and provision of proxy statements for meetings of shareholders. We do not solicit proxies or prepare proxy statements for General Meetings of Shareholders. Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in The Netherlands.

D. Employees

Numbers of Employees

The following table indicates the composition of our workforce (full time equivalents) by geography as of December 31:

	2002	2003	2004
The Netherlands	460	464	477
Asia/Pacific	117	233	254
United States	65	49	67
Total	642	746	798

The following table indicates the composition of our workforce (full time equivalents) by role as of December 31:

	2002	2003	2004
Manufacturing	371	459	484
Sales, Marketing and Customer Service	120	114	128
Research and Development	78	90	103
General and Administrative	73	83	83
Total	642	746	798

As of December 31, 2004, Besi had approximately 798 employees (full time equivalents), of whom 339 were employed at Fico in the Netherlands, 130 at Meco in the Netherlands, 61 at RD Automation and Laurier in the United States, 101 at Fico Tooling Leshan, China, 122 at Fico Asia, Malaysia, 37 at Fico and Meco sales and service offices outside the Netherlands and 8 at Besi headquarters in the Netherlands. In addition, we employed 51 temporary workers (full time equivalents), principally in product development and engineering activities in the Netherlands.

Restructuring

On December 14, 2004, Besi announced a restructuring of its operations focused principally on a workforce reduction at its Dutch packaging and tooling manufacturing operations in Duiven and Brunssum of 81 employees, or approximately 10% of total fixed headcount worldwide, as part of a plan to address the current downturn in the semiconductor industry. In addition, Besi will phase out the use of approximately 50 temporary workers at the Duiven facility. The personnel terminations are expected to occur in the first quarter of 2005. A component of the restructuring will be the closing of Besi's tooling facility in Brunssum, the Netherlands in the first half of 2005.

Collective Bargaining Arrangements and Works Council

Approximately 98% of the employees in the Netherlands are covered by nationwide collective bargaining agreements. We do not have any employee unions in any of the other jurisdictions in which it operates.

Pursuant to the requirements of Dutch law, several of our subsidiaries have an employee works council. A central works council has been established at the level of Fico for the operations of Fico Molding, Fico Tooling and Fico Trim and Form. In addition, Meco Plating and Fico Singulation (formerly Meco) have a joint works council. Each works council has the right to be informed by and/or to advise management on specific matters in accordance with the Dutch Works Council Act. In addition, the Works Council Act provides that various decisions with respect to employment conditions of general application require the works council's consent. If withheld, such consent may be replaced with a judgment from the cantonal court. These works councils may make non-binding recommendations for the nominations made by the Supervisory Board to the General Meeting of Shareholders for the appointment of new Supervisory Board members. In addition, the central works council of Fico and the works council of Meco Plating and Fico Singulation jointly have the statutory right to make binding recommendations for up to one third of the members of the Supervisory Board.

Datacon's employees in Austria are all covered by the nationwide collective bargain agreement for employees and workers in the metal business. No other Datacon employees are subject to collective bargain agreements.

Pursuant to the requirements of Austrian law, the Datacon plant in Austria has a works council. The works council has the right to be informed by and/or to advise management on specific matters in accordance with Austrian mandatory law. In addition, the Austrian law provides the works council's consent for matters referring to controlling and disciplining the employees´ performance. With regard to other issues such as introduction of administrative data processing systems and introduction of employee evaluation systems, the consent may be replaced by a judgement from the district court. Datacon does not have any other works councils.

Option Plan(s)

Description of Stock Option Plans

In 1995, we established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). We granted 1,101,236 options to purchase ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995. During the years 1995 to 2001, we made awards under the Incentive Plan 1995 to our executive officers and senior employees. Options granted between 1999 and 2001 vest after three years. The Incentive Plan 1995 expired in 2001. Stock options granted under the Incentive Plan 1995 have exercise prices which were equal to the market price of the ordinary shares on the date of grant.

In 2001, we established the BE Semiconductor Industries Incentive Plan 2001 – 2005 (the "Incentive Plan 2001"). The total number of ordinary shares ("2001 Plan Shares") that we may issue under the Incentive Plan 2001, may not exceed 1.5% per year of the total number of ordinary shares outstanding in the applicable fiscal year, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2001 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. We anticipate that, on an annual basis, we will make awards under the Incentive Plan 2001 to our executive officers and senior employees. Options granted in 2002, 2003 and 2004 vest after three years. Stock options granted under the Incentive Plan 2001 will have exercise prices equal to the market price of the ordinary shares on the date of grant.

Under separate stock option plans, in the years 2000 through 2004, we granted options to all of our employees. The options vest after three years and have exercise prices equal to the market price of the ordinary shares on the date of grant. Under the grants of 2001 through 2004, the Dutch employees have a right to receive payment of an amount that corresponds with the profit achieved with the sale of newly issued ordinary shares by us after exercise of the options. These options receive variable accounting treatment. All other options granted by us receive fixed accounting treatment.

We account for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for the stock options granted from 2001 through 2004, which received fixed accounting treatment. As of December 31, 2004, there were outstanding options to purchase an aggregate of 1,005,181 ordinary shares which receive fixed accounting treatment at a weighted average exercise price of € 9.79 per share. For the stock options granted from 2001 through 2004 that receive variable accounting treatment, we recognized a compensation release of € 12 net of tax, based on the market value of the ordinary shares for the year ended December 31, 2004. As of December 31, 2004, 229,079 options that receive variable accounting treatment were outstanding at a weighted average exercise price of € 7.06 per share.

We account for stock based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net income and earnings per share as if SFAS No. 123 were applied. Under APB No. 25, no stock-based employee compensation cost is reflected in net income (loss) for the fixed stock options, as all options granted under our stock option plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. We have elected to continue to account for our stock options under the provisions of APB No. 25 and disclose the pro forma effect of SFAS No. 123.

Financing of Stock Option Plans

Option plans that were issued in 1999 and 2000 contained a virtual financing arrangement pursuant to which Besi financed the fiscal value of the options granted to employees subject to the Dutch tax-regime. The loans issued under this arrangement are repayable to Besi on the exercised date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the respective loans are forgiven. Besi accrues a liability for the respective fiscal implication of this arrangement.

Item 7: Major Shareholders and Related Party Transactions

Beneficial Holdings of Shareholders and Management for Each Person or Entity Whom We Know to Beneficially Own More than 5% of Our Ordinary Shares.

Applicable percentage of ownership is based on 30,794,660 ordinary shares outstanding (excluding 1,000,015 ordinary shares held by us in treasury) as of December 31, 2004.

The following table shows the beneficial ownership of the Company's share capital as of December 31, 2004 for each person or entity who owns beneficially 5% or more of the Company's ordinary shares.

Name of Beneficial Owner[1]	Shares Beneficially Owned	Percentage Beneficially Owned
FMR Corp. [2]	3,096,700	10.1%
Schneider Capital Management Corporation [3]	2,126,320	6.9%
Schroder International Selection Fund [4]	1,700,000	5.5%
All Supervisory Board and Executive members of the Board of Management as a group [5]	480,985	1.6%

Notes:

(1) Beneficial ownership is determined in accordance with the rules of the Commission. Shares subject to options currently exercisable or exercisable within 60 days of December 31, 2004 are deemed outstanding for computing the percentage beneficially owned by the person holding such options, but are not deemed outstanding for computing the percentage beneficially owned by any other person.

(2) Consists of shares for which Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., has investment and or voting power in its capacity as an investment adviser. The shares are held by Fidelity Low Priced Stock Fund. This information is based solely on a Schedule 13G filed with the Commission on June 10, 2004.

(3) This information is based solely on a Schedule 13G filed with the Commission on February 11, 2005.

(4) This information is based on the notification form 1996 Act Part 1 on January 19, 2005.

(5) Includes exercisable options to purchase 210,500 ordinary shares. None of the members of our Supervisory Board or our Board of Management owns, directly or indirectly, more than one percent of our outstanding share capital.

1996 Act on the Disclosure of Holding in Listed Companies

On 15 July 1996, Berliner Elektro Holding Aktiengesellschaft notified the AFM of its capital interest of 58.67% in the Company's share capital pursuant to the 1996 Act on the Disclosure of Holding in Listed Companies, which filing still appears in the public register maintained by the Netherlands Authority for the Financial Markets, or AFM, for these purposes. At the General Meeting of Shareholders held on March 25, 2004, Berliner Elektro Aktiengesellschaft (presently named: AdCapital AG), deposited an aggregate number of 1,654,080 ordinary shares, which leads us to believe that the information presented in the public register with the AFM does not reflect the actual holdings of Ad Capital AG.

The Foundation

In accordance with the 1996 Act on the Disclosure of Holding in Listed Companies, it was announced that the Foundation has an option to acquire up to 55,000,000 preference shares. The option has not been exercised to date. The objectives of the Foundation are to safeguard the interests of the Company and its enterprise, group companies and all persons connected with the Group. To achieve its objective, the Foundation may acquire preference shares and may exercise the rights attached to those preference shares. See "Share Capital, Corporate Structure and Corporate Governance".

We are not directly or indirectly owned or controlled by any foreign government.

Item 8: Financial Information

See "Item 18: Financial Statements" and pages F-1 through F-35.

Dividends

Historical Dividends

We have never paid a dividend in respect of our ordinary shares.

Dividend Policy

We intend to retain any future earnings to finance our operations and to help finance future acquisitions. Therefore, we do not expect to pay any dividends in the foreseeable future. According to our Corporate Governance Code, the policy of Besi on additions to reserves and on dividends (the level and purpose of the addition to reserves, the amount of the dividend and the type of dividend) and resolutions to pay a dividend shall be dealt with as a separate agenda item at the General Meeting of Shareholders.

Preference Shares

Each year, the Board of Management, subject to approval of the Supervisory Board, shall determine which part of the profit - the positive balance of the profit and loss account - shall be reserved. From the profit remaining after reservation, a dividend shall be distributed on the preference shares equal to the average EURIBOR rate plus two hundred basic points calculated over the amounts paid on such shares, the average being taken over the number of days this rate applied over the financial year concerned. Currently, there are no preference shares outstanding.

Item 9: The Offer and Listing

Our ordinary shares are currently listed on the following exchanges:

Location	Trading Exchange	Symbol
United States	Nasdaq National Market	BESI
The Netherlands	Euronext	BESI

We have been informed by the Bank of New York, our transfer agent in the United States, that there were 5,726,285 shares of New York registry held by 9 record holders as of December 31, 2004. The following table sets forth the high and low closing sale prices on Nasdaq National Market and Euronext Amsterdam for our ordinary shares for our five most recent fiscal years.

	United States		The Netherlands	
	High	Low	High	Low
Year Ended December 31, 2004				
First Quarter	$ 8.99	$ 6.95	€ 7.19	€ 5.55
Second Quarter	$ 7.44	$ 5.42	€ 6.18	€ 4.50
Third Quarter	$ 6.08	$ 4.67	€ 5.04	€ 3.90
Fourth Quarter	$ 5.88	$ 4.65	€ 4.35	€ 3.65
Year Ended December 31, 2003				
First Quarter	$ 4.65	$ 3.13	€ 4.48	€ 3.15
Second Quarter	$ 6.31	$ 3.33	€ 5.30	€ 3.18
Third Quarter	$ 7.63	$ 5.25	€ 6.92	€ 4.50
Fourth Quarter	$ 8.50	$ 5.85	€ 6.72	€ 5.10
Year Ended December 31, 2002				
First Quarter	$ 9.70	$ 7.06	€ 10.40	€ 8.14
Second Quarter	$ 8.90	$ 6.01	€ 9.90	€ 6.45
Third Quarter	$ 6.64	$ 4.02	€ 6.65	€ 4.23
Fourth Quarter	$ 5.10	$ 3.35	€ 5.10	€ 3.70
Year Ended December 31, 2001	$ 11.63	$ 4.40	€ 12.50	€ 5.00
Year Ended December 31, 2000	$ 27.75	$ 7.28	€ 28.45	€ 8.70

The following table sets forth the high and low closing sale prices on Nasdaq National Market and Euronext Amsterdam for our ordinary shares for the six most recent months.

	United States		The Netherlands	
	High	Low	High	Low
February 2005	$ 6.00	$ 5.32	€ 4.59	€ 4.19
January 2005	$ 5.65	$ 5.11	€ 4.22	€ 4.01
December 2004	$ 5.88	$ 5.21	€ 4.30	€ 3.97
November 2004	$ 5.85	$ 4.92	€ 4.35	€ 3.86
October 2004	$ 5.19	$ 4.65	€ 4.20	€ 3.65
September 2004	$ 5.57	$ 4.85	€ 4.60	€ 4.06

On February 28, 2005, the closing sales price per share on the Nasdaq National Market was $ 5.84 and the closing sales price per share on Euronext Amsterdam Stock Exchange was € 4.36.

Item 10: Additional Information

This section contains a summary of material information relating to our share capital, including summaries of certain material provisions of the Articles of Association and applicable Dutch law in effect on the date hereof, as well as relevant proposed legislation and regulation. This summary does not purport to be complete and is qualified in its entirety by reference to the full Articles of Association. The full text of the Articles of Association is available in Dutch and English at Besi's principal office and at our website www.besi.com. We are not including the information contained at www.besi.com, or at any other Internet address as part of, or incorporating by reference, into this Annual Report on Form 20-F.

General

Besi was incorporated on May 9, 1995 as a Dutch public company with limited liability and is governed by Dutch law. Besi has its corporate seat in Amsterdam, the Netherlands, with its head office in Drunen, the Netherlands, and is registered under number 09092395 with the Trade Register at the Chamber of Commerce and Industry of Oost-Brabant, the Netherlands. The ordinary shares are listed on Euronext Amsterdam (symbol: BESI) and on Nasdaq (symbol: BESI). Besi is subject to the Large Company Rules. A number of provisions of the Articles of Association are subject to recent amendments to the Large Company Rules and Besi will propose to amend its Articles of Association accordingly.

Articles of Association

The material provisions of the Articles of Association are summarized below. Such summaries do not purport to be complete statements of these provisions and are qualified in their entirety by reference to such exhibit. The Articles of Association were last amended by a notarial deed executed on May 25, 2004 before Mr. P.H.N. Quist, as legal substitute for Mr. H.B.H. Kraak, civil law notary, practicing in Amsterdam. The Articles of Association are available free of charge at Besi's website (www.besi.com).

Corporate Purposes

Pursuant to Article 4 of the Articles of Association, the objects of Besi are:

- to participate in, to finance, to collaborate with, to conduct the management of companies and other enterprises and provide advice and other services;
- to acquire, use and/or assign industrial and intellectual property rights and real property;
- to invest funds;
- to provide security for the debts of legal persons or of other companies with which the company is affiliated in a group; and
- to undertake all that which is connected to the foregoing or in furtherance thereof,

all in the widest sense of the words.

Share Capital

As at February 28, 2005, the authorized share capital amounts to € 100,100,000, divided into 55,000,000 ordinary shares with a nominal value of € 0.91 each, and 55,000,000 preference shares with a nominal value of € 0.91 each. The ordinary shares may be in bearer or registered form.

As at February 28, 2005, a total of 33,728,517 ordinary shares were outstanding (including 1,000,015 ordinary shares held by Besi in treasury) and there were no preference shares outstanding.

Issues of Ordinary Shares and Pre-Emptive Rights

Ordinary shares may be issued pursuant to a resolution of the General Meeting of Shareholders or the General Meeting of Shareholders may grant the authority to issue shares in the share capital of the Company to the Board of Management for a maximum period of five years. After such designation, the Board of Management may resolve upon the issue of ordinary shares after the approval of the Supervisory Board.

Currently, the General Meeting of Shareholders has delegated to the Board of Management subject to the prior approval of the Supervisory Board, until May 14, 2006 the authority to issue ordinary shares up to a maximum of 20% of the ordinary shares included in the authorized capital.

Shareholders have a pro rata pre-emptive right of subscription to any ordinary share issued for cash, which right may be limited or excluded. Shareholders have no pro rata pre-emptive subscription right with respect to any ordinary shares issued for a contribution other than cash, with respect to any issuance of preference shares or in the case of ordinary shares issued to employees. On the basis of a designation by the General Meeting of Shareholders, the Board of Management has the power, subject to approval of the Supervisory Board, to limit or exclude Shareholder pre-emptive rights through May 14, 2006. The designation may be renewed for a maximum period of five year. In the absence of such designation, the General Meeting of Shareholders has the power to limit or exclude such preemptive rights.

The foregoing provisions apply *mutatis mutandis* to the issuance of rights to subscribe for ordinary shares.

Preference Shares

The provisions for the issuance of preference shares are similar to the provisions for the issuance of ordinary shares described above. However, if an issuance of preference shares would result in an outstanding amount of preference shares exceeding 100% of the outstanding ordinary shares and the issuance is effected pursuant to a resolution of a corporate body other than the General Meeting of Shareholders, such as the Board of Management, the issuance will require prior approval of the General Meeting of Shareholders.

If the issuance of preference shares is effected pursuant to a resolution of a corporate body other than the General Meeting of Shareholders, but the amount of preference shares to be issued would not exceed 100% of the number of outstanding ordinary shares, then prior approval of the General Meeting of Shareholders is not required, but the reasons for the issuance must be explained at an extraordinary General Meeting of Shareholders to be held within four weeks after such issue. Subsequently, within two years after the first issuance of preference shares, a General Meeting of Shareholders will be held to resolve to repurchase or cancel the preference shares. If no such resolution is adopted, another General Meeting of Shareholders with the same agenda must be convened and held within two years after the previous meeting and this meeting will be repeated until no preference shares are outstanding. This procedure does not apply to preference shares that have been issued pursuant to a resolution by, or with the prior approval of, the General Meeting of Shareholders.

In connection with the issuance of preference shares it may be stipulated that an amount not exceeding 75% of the nominal amount ordinarily payable upon issuance of shares, may be paid only if Besi requests payment. A decision of the Board of Management for further payment requires prior approval of the Supervisory Board.

The Foundation

The Foundation was established in April 2000. The board of the Foundation consists of five members, four of whom are independent of Besi and one of whom is a member of the Supervisory Board. The purpose of the Foundation is to safeguard Besi's interests, the enterprise connected therewith and all the parties having an interest therein and to exclude as much as possible influences which could threaten, among other things, Besi's continuity, independence and identity.

Under the terms of an agreement entered into in April 2002 between Besi and the Foundation, the Foundation has been granted a call option, pursuant to which it may purchase a number of preference shares up to a maximum of the total number of outstanding ordinary shares. Until the call option is exercised by the Foundation, it can be revoked by Besi, with immediate effect. Under the terms of a separate agreement entered into in April 2002, Besi may force the Foundation to exercise its call option right if it has been announced (or may be expected) that an unfriendly take-over bid will be made with respect to the ordinary shares, or if (in the opinion of the Board of Management), a single shareholder (or group of shareholders) holds a substantial number of the ordinary shares. The aim of the preference shares is to provide a protective measure against unfriendly take-over bids.

Repurchase and Cancellation of Shares

Besi may repurchase any class of shares in its own capital subject to certain provisions of Dutch law and the Articles of Association, if (a) shareholders' equity less the payment required to make the acquisition does not fall below the sum of the paid-up and called part of the issued share capital and any reserves required by Dutch law or the Articles of Association and (b) Besi and its subsidiaries would thereafter not hold shares with an aggregate nominal value exceeding one-tenth of Besi's issued share capital. Shares held by Besi or any of its subsidiaries will have no voting rights and Besi does not receive dividends on shares it holds in its own capital. Any such purchases are subject to the approval of the Supervisory Board and may only take place if the General Meeting of Shareholders has granted to the Board of Management the authority to effect such repurchases, which authorization may apply for a maximum period of 18 months. The Board of Management was authorized to repurchase up to 10% of the issued share capital through September 27, 2006.

Upon a proposal of the Board of Management and approval of the Supervisory Board, the General Meeting of Shareholders shall have the power to decide to cancel shares acquired by Besi or to reduce the nominal value of the ordinary shares. Any such proposal is subject to the relevant provisions of Dutch law and the Besi Articles of Association with respect to reduction of share capital.

Dividends

Dividends may be paid out of annual profits shown in the annual accounts, which – under the Dutch Large Company Rules presently in effect and described below – must be adopted by the General Meeting of Shareholders. At its discretion, subject to statutory provisions, the Board of Management may, with the prior approval of the Supervisory Board, distribute one or more interim dividends on the ordinary shares before the annual accounts have been adopted by the General Meeting of Shareholders. The Board of Management, with the prior approval of the Supervisory Board, may decide that all or part of the profits should be retained and not be made available for distribution to the shareholders. Those profits that are not retained shall be distributed to holders of ordinary shares pursuant to a shareholders' resolution, subject to preferred returns payable with respect to outstanding preference shares, if any, provided that the distribution does not reduce shareholders' equity below the issued share capital increased by the amount of reserves required by Dutch law. Existing reserves that are available for distribution under Dutch law may be distributed upon a shareholders' resolution, proposed by the Board of Management, which proposal is subject to the prior approval by the Supervisory Board. With respect to cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

Voting Rights

Every outstanding share (whether ordinary share, or preference share) will carry the right to cast one vote. Resolutions by the General Meeting of Shareholders require the approval of an absolute majority of votes validly cast, unless otherwise required by Dutch law or the Articles of Association.

Supervisory Board

Under Dutch law and the Besi Articles of Association , the management of Besi is entrusted to the Board of Management under the supervision of the Supervisory Board. Pursuant to the laws of the Netherlands, members of the Supervisory Board cannot at the same time be a member of the Board of Management of the same company. The primary responsibility of the Supervisory Board is to supervise the policies pursued by the Board of Management and the general course of affairs of Besi and its business. In fulfilling their duties, the members of the Supervisory Board are required to act in the best interests of Besi and its business.

Pursuant to the Articles of Association, the Supervisory Board consists of three or more members, to be determined by the Supervisory Board itself. Although the Articles of Association presently provide otherwise, in connection with a recent change of the Large Company Rules described in more detail below, the Supervisory Board members are appointed by the General Meeting of Shareholders upon a nomination prepared by the Supervisory Board. Non-binding recommendations for appointment to the Supervisory Board may be made by the General Meeting of Shareholders and the works councils of Besi's subsidiaries. In addition, the central works council of Fico and the works council of Meco Plating and Fico Singulation jointly have the right to make binding recommendations for up to one third of the members of the Supervisory Board. The Supervisory Board must adopt such recommendation, except in certain limited circumstances.

The Articles of Association provide that a member of the Supervisory Board shall resign no later than on the day the first General Meeting of Shareholders is held after the fourth anniversary of his or her appointment. For details on the period of service for the individual members of the Supervisory Board, see "Management and Employees".

Board of Management

The Supervisory Board appoints members of the Board of Management. The Supervisory Board must notify the shareholders of intended appointments to the Board of Management.

The management of Besi is entrusted to the Board of Management under the supervision of the Supervisory Board. The Articles of Association provide that the Board of Management may lay down further rules and regulations with respect to its procedures and internal organization. These rules require the prior approval of the Supervisory Board. In addition, the Articles of Association provide that certain resolutions of the Board of Management require prior approval of the Supervisory Board, such as resolutions relating to the issuance of debt instruments.

The Board of Management consists of such number of members as may be determined and as appointed by the Supervisory Board. The Supervisory Board has the power to suspend or dismiss members of the Board of Management, provided that the Supervisory Board will be required to consult the General Meeting on the intended dismissal.

The compensation and other terms and conditions of employment of the members of the Board of Management are determined by the Supervisory Board. Since October 1, 2004, the amended Large Company Rules prescribe that public companies with limited liability, such as Besi, should have in place a policy relating to the remuneration of the members of the Board of Management. This policy is to be determined by the General Meeting of Shareholders. In addition, the new legislation determines that the Supervisory Board shall present any scheme providing for the remuneration of the members of the Board of Management in the form of shares or options, to the General Meeting of Shareholders for adoption.

Indemnification of Members of the Board of Management and the Supervisory Board and Other Officers of Besi

Subject to certain restrictions, Besi indemnifies any person who on account of being (former) member of the Supervisory Board, a (former) member of the Board of Management or a(n) (former) official entitled to represent Besi, or who at Besi's request of acts or acted as a member of the Supervisory Board, a member of the Board of Management or an officer of another company or business, whether or not having legal personality, is or was involved as a party or threatens to become a party in a threatened, pending or completed action or proceedings (other than an action by or in the right of Besi) for all costs incurred by such person in connection with proceedings or actions.

In addition, subject to certain restrictions, Besi indemnifies any person who was a party or is threatened to be made a party to any threatened, pending or completed action or proceedings by or in the right of Besi to procure a judgment in its favour, by reason of the fact that he is or was a member of the Supervisory Board, (former) member of the Board of Management, official or agent of Besi, or is or was serving at the request of Besi as member of the Supervisory Board, member of the Board of Management or officer of another company or business, whether or not having legal personality, for all costs incurred by him in connection with the defense or settlement of such action or proceeding. The indemnification set out above is in addition to other rights which the indemnified person could be entitled to. To cover any liability, Besi is authorized to conclude and maintain insurance on behalf of all indemnified persons.

General Meetings of Shareholders

General Meetings of Shareholders are held at least once a year, not later than six months after the end of the fiscal year. Notices convening a General Meeting of Shareholders will be mailed to holders of registered shares at least 15 days before the General Meeting of Shareholders and will be published in national newspapers in the Netherlands and abroad in countries where the bearer shares are admitted for official quotation. In order to attend, to address and to vote at the General Meeting of Shareholders, the holders of the registered shares must notify Besi in writing of their intention to attend the meeting and holders of the bearer shares must deposit their bearer shares with a depositary, as specified in the published notice. Besi currently does not solicit from or nominate proxies for the shareholders and is exempt from the proxy rules of the Exchange Act. However, shareholders and other persons entitled to attend the General Meetings of Shareholders may be represented by proxies with written authority. The Articles of Association allow the Board of Management to provide for a record date should they decide to provide for proxy solicitation.

Other General Meetings of Shareholders may be held as often as deemed necessary by the Supervisory Board or the Board of Management and must be held if one or more Shareholders or other persons entitled to attend the General Meeting of Shareholders jointly representing at least 10% of the issued share capital make a written request to the Supervisory Board or the Board of Management that a meeting be held and specifying in detail the business to be dealt with at such meeting. Resolutions are adopted at General Meetings of Shareholders by a majority of the votes cast, except where a different proportion of votes is required by the Articles of Association or Dutch law. Each outstanding ordinary share and, if outstanding, preference share, shall carry one vote.

Amendment of Articles of Association and Winding Up

A resolution of the General Meeting of Shareholders to amend the Articles of Association or to dissolve Besi may only be taken at the proposal of the Board of Management, which proposal shall require the approval of the Supervisory Board. A resolution to dissolve Besi must be approved by at least a three-fourths majority of the votes cast.

Adoption of Annual Accounts

The annual accounts (i.e. the balance sheet, the profit and loss account and the explanatory notes to these accounts), together with a certificate of the auditors, will be submitted to the General Meeting of Shareholders for adoption. Following adoption of the annual accounts by the General Meeting of Shareholders, a resolution shall be submitted to the General Meeting of Shareholders to discharge the Board of Management and the Supervisory Board from liability for the performance of their respective duties for the past financial year.

Liquidation Rights

In the event of a dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed first to the Preference Shareholders to the extent of the amount paid on the preference shares and the remaining balance shall be distributed to holders of the ordinary shares in proportion to their nominal possession of said shares.

Obligations of Shareholders to Disclose Major Holdings

Holdings of shares or rights to acquire shares may be subject to notification obligations under the 1996 Act on the Disclosure of Holdings in Listed Companies, or the Disclosure Act and the Dutch Act on the Supervision of the Securities Trade 1995, or the Dutch Securities Act. The following description summarizes these obligations. Holders of shares or rights to acquire shares are advised to consult with their own legal advisors to determine whether the notification obligations apply to them.

Under the Disclosure Act, any person who, directly or indirectly, acquires or disposes of an interest or a potential interest in Besi's capital or voting rights must immediately give written notice to Besi and the AFM if, as a result of such acquisition or disposal, the percentage of Besi's capital or voting rights held by such person falls within another percentage range, compared to the percentage range applicable to the rights held by such person previously. The percentage ranges referred to in the Disclosure Act are 0-5%, 5-10%, 10-25%, 25-50%, 50-66 2/3% and over 66 2/3%.

For the purpose of the notification obligation, the following interests must be taken into accounts: (a) shares directly held (or acquired or disposed of) by any person, (b) shares held (or acquired or disposed of) by such person's subsidiaries or by a third party for such person's accounts or by a third party with whom such person has concluded an oral or written voting agreement and (c) shares which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right which such person has (or acquires or disposes of), including through the exercise of warrants. Special rules apply to the attribution of the shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on shares.

Under Section 2a of the Disclosure Act, each member of the Board of Management and Supervisory Board must without delay notify both the AFM and Besi of any changes in his interest or potential interest in Besi's capital or voting rights.

The AFM will publish all disclosures by means of an advertisement in a newspaper distributed throughout the Netherlands as well as on its public website (www.afm.nl).

In addition, pursuant to the Dutch Securities Act and a decree based thereon, a holder that directly or indirectly has a capital interest of more than 25% must, by means of a standard form within ten (10) days after the end of the month in which the transaction took place, notify the AFM of any and all transactions (including, without limitation, an acquisition or disposal of ordinary shares) that it carried out or caused to be carried out in securities issued by Besi, including warrants. If that shareholder is a legal entity and not an individual, the obligation is extended to its managing directors and members of its board of supervisory directors. The notification obligations also rest on 25% shareholders, their managing directors and members of their board of supervisory directors (if a legal entity), their spouses and persons with whom they share a household (if an individual). The AFM keeps a public register of all notifications made pursuant to the Disclosure Act and the Dutch Securities Act and publishes any notification received by it.

Non-compliance with the notification obligations under the Disclosure Act or the Dutch Securities Act can lead to imprisonment or criminal fines, or administrative fines or other administrative sanctions. In addition, non-compliance with the notification obligations under the Disclosure Act may lead to civil sanctions, including, without limitation, suspension of the voting rights attaching to Besi's shares held by the offender for a period of not more than three (3) years, suspension of a resolution of the General Meeting of Shareholders, nullification of a resolution adopted by the General Meeting of Shareholders (insofar as it can be assumed that such resolution would not have been adopted if the offender had not voted) and a prohibition for the offender to acquire the ordinary shares for a period of not more than five (5) years.

Amendment of the Large Company Rules

General

On October 1, 2004, the Act on the Amendment of the Large Company Rules (the "Act") came into effect. The Act provides broader powers to shareholders of companies established under Dutch law and, in particular, companies subject to the Large Company Rules, such as Besi. The most important elements of the Act, to the extent relevant to Besi, are described below.

The General Meeting of Shareholders

In public companies with limited liability (N.V.'s), a requirement is introduced for approval by the General Meeting of Shareholders of Board of Management decisions concerning an important change in the identity or character of Besi, including those to:

- transfer all, or the major part, of a company's business to a third party;
- enter into, or terminate long-lasting cooperation between Besi, or a subsidiary, and a third party, if such entering into, or termination, has a fundamental impact on Besi; and
- acquire, or divest an interest in another enterprise, with a value of at least one third of the amount of the total assets reflected in Besi's (consolidated) annual accounts, by Besi or a subsidiary of Besi.

Lack of approval by the General Meeting of Shareholders does not affect the authority of the Board of Management to represent Besi vis-à-vis third parties and therefore has no external effect. The policy of the Board of Management is of course subject to review by the court.

Agenda for the General Meeting of Shareholders

Shareholders and holders of depositary receipts for shares issued with the co-operation of a company, or Depositary Receipt Holders, representing at least 1% of the issued capital of a public company with limited liability (N.V.) have the right to request the inclusion of (additional) items on the agenda of the General Meeting of Shareholders. In case of listed companies, shareholders or Depositary Receipt Holders representing an aggregate stock exchange value of at least fifty million euro also have the right to make such a request. This amount may be increased or decreased by a governmental decree. The board of management may refuse to put an item on the agenda only if this would prejudice vital interests of Besi. Also, such request must be made sixty (60) days prior to a General Meeting of Shareholders. Under Dutch law, general meetings of shareholders may be called by giving at least fifteen (15) days notice. If a proposal is received after the sixty (60) day deadline, but more than fifteen (15) days prior to the general meeting of shareholders, Besi may, but is not under an obligation to, decide to put the item on the agenda for the general meeting of shareholders. If the proposal is received late and the items are not put on the agenda, they must be addressed at the subsequent General Meeting of Shareholders.

Board of Management and Remuneration

Before the Act came into effect on October 1, 2004, the Dutch Civil Code provided that the remuneration of the members of the board of management was determined by the General Meeting of Shareholders, to the extent not stipulated otherwise by the articles of association. The Act introduced a change to this provision for all public companies with limited liability. The new provision prescribes that public companies with limited liability should have a policy regarding the remuneration of the members of the Board of Management. The General Meeting of Shareholders shall determine this policy. The articles of association can also prescribe that a body other than the General Meeting of Shareholders establish the remuneration of individual members of the Board of Management, all with due observance of the policy adopted by the General Meeting of Shareholders. If a different body is authorized on the basis of the articles of association with regard to establishing the remuneration of individual members of the Board of Management, that body shall present any arrangement providing for the remuneration of members of the Board of Management in the form of shares or options, to the General Meeting of Shareholders for approval.

Relationship between the Board of Management and the Board of Supervisory Directors

Before the Act entered into force on October 1, 2004, the Dutch Civil Code provided that the Board of Management provide the Supervisory Board in a timely manner with such information as the latter would require to fulfill its tasks. The Act added to this requirement that the board of management must inform the Supervisory Board at least once every year in writing of the broad outlines of Besi's strategic policy, the general and financial risks connected to the operation of Besi's business, as well as of Besi's management and control system.

Appointment and Re-Appointment of Members of the Supervisory Board

The Act provides that proposals to appoint, or re-appoint members of the Supervisory Board must – also in case of companies that are not subject to the Large Company Rules – be reasoned. In case of re-appointment, consideration should be given to the manner in which the relevant member has fulfilled his/her tasks as a member of the board of supervisory directors in the past.

Remuneration of the Supervisory Board

The Act provides that the General Meeting of Shareholders is to establish the remuneration of the Supervisory Board.

Corporate Governance Code

The Corporate Governance Code applies to companies with a registered office in the Netherlands and a listing on a government-recognized stock exchange. Besi, which has its registered office in Amsterdam and is listed on Euronext Amsterdam, falls within the scope of the Corporate Governance Code. At the last annual meeting the shareholders approved the Besi Corporate Governance Code. This code is based on both the Corporate Governance Code and the Sarbanes Oxley requirements. The Besi Corporate Governance Code can be found at Besi's website (www.besi.com).

Exchange Controls

Cash distributions, if any, payable in euro on bearer shares (and on ordinary shares of the Amsterdam register) may be officially transferred from the Netherlands and converted into any other currency without Dutch legal restrictions, except that for statistical purposes such payments and transactions in excess of certain amounts must be reported by us to the Dutch Central Bank. Cash distributions, if any, on New York shares shall be paid in U.S. dollars, converted at the rate of exchange on the Amsterdam Stock Exchange at the close of business on the date fixed for that purpose by the Board of Management in accordance with the articles of association. We have no current intention to pay dividends on our ordinary shares.

Taxation

Summary of Dutch Tax Considerations

Withholding Tax

Interest and Any Other Payments under the Notes

Under current Dutch law, payment of interest, principal and premium, if any, will not be subject to Dutch withholding tax. Accordingly, all payments made by Besi under the Notes may be made free of withholding or deduction of, for or on account of any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

Dividends

Dividends distributed by Besi generally are subject to a withholding tax imposed by the Netherlands at a rate of 25%. The expression "dividends distributed" includes, among other things:

- distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;
- liquidation proceeds, proceeds of redemption of ordinary shares or consideration for the repurchase of ordinary shares by Besi, or one of our subsidiaries, to the extent such consideration exceeds the average paid-in capital recognized for Dutch dividend withholding tax purposes;
- the par value of ordinary shares issued to a holder of ordinary shares or an increase in the par value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made;
- partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless the general meeting of our shareholders has resolved in advance to make such repayment and provided that the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment to the articles of association; and

- payment of interest with respect to a "hybrid loan". A loan with a maturity date (i.e. the original maturity date or revised maturity date upon a novation of the loan, if any) on or before the tenth anniversary of the loan cannot be classified as a "hybrid loan".

If a holder of ordinary shares resides in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such other country, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, reduction or refund of, Dutch dividend withholding tax. The Netherlands has concluded such a convention with the United States, among other countries.

Under the convention between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "U.S. Tax Treaty") currently in effect, dividends Besi pays to a holder of our ordinary shares who is not, or is not deemed to be, a resident of the Netherlands for Dutch tax purposes but who is a resident of the United States as defined in the U.S. Tax Treaty are generally eligible for a reduction of the 25% Dutch withholding tax to 15% or, in the case of certain U.S. corporate shareholders owning at least 10% of voting power in Besi, to 5%, provided that such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the ordinary shares and the dividends are attributable. As of February 1, 2005, a full exemption of Dutch withholding tax is applicable for certain U.S. corporate shareholders owning at least 80% of voting power in Besi for a period of at least twelve months prior to the distribution. The U.S. Tax Treaty provides for complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. The Netherlands and the United States have entered into a mutual agreement to clarify the entitlement of exempt pension funds to the benefits under the U.S. Tax Treaty. Based on this agreement U.S. pension funds investing in Besi, through entities that are considered to be transparent from a Dutch point of view, but are treated as taxable from a U.S. point of view, are entitled to a reduction of dividend withholding tax to nil. Except in the case of exempt organizations, the reduced dividend withholding rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed prior to the payment. Exempt organizations remain subject to the statutory withholding rate of 25% and are required to file an application for a refund of such withholding.

A holder who is not, or is not deemed to be, a resident of the Netherlands may not claim the benefits of the U.S. Tax Treaty unless:

- the holder is a resident of the United States as defined therein; and
- the holder's entitlement to such benefits is not limited by the provisions of Article 26, limitation on benefits, of the U.S. Tax Treaty. The Protocol to the U.S. Tax Treaty, mentioned above, will also amend Article 26 of this treaty.

Individuals and corporate entities who are resident or deemed to be resident in the Netherlands for Dutch tax purposes, Dutch resident individuals and Dutch resident entities, can generally credit the withholding tax against their income tax or corporate income tax liability.

Under current Dutch law, Besi may be permitted under limited circumstances to deduct and retain from the withholding a portion of the amount that otherwise would be required to be remitted to the tax authorities in the Netherlands. That portion generally may not exceed 3% of the total dividend distributed by Besi. If Besi retains a portion of the amount withheld from the dividends paid to Dutch resident individuals or Dutch resident entities, the portion (which is not remitted to the tax authorities) might not be creditable against your domestic income tax or corporate income tax liability. Besi will endeavor to provide you with information concerning the extent to which Besi has applied the reduction described above to dividends paid to you and advise you to check the consequences thereof with your local tax advisor.

A refund, reduction, exemption or credit of Dutch dividend withholding tax on the basis of Dutch tax law or on the basis of a tax treaty between the Netherlands and another state, will be granted only if the dividends are paid to the beneficial owner of the dividends. A receiver of a dividend is not considered to be the beneficial owner of a dividend in an event of "dividend stripping" in which he has paid a consideration related to the receipt of such dividend. In general terms, "dividend stripping" can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred his shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Dutch dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder), by transferring his shares or his entitlement to the dividend distributions, avoids Dutch dividend withholding tax while retaining his "beneficial" interest in the shares and the dividend distributions. This regime may also apply to the transfer of shares or the entitlement to dividend distributions as described above, if the avoidance of dividend withholding tax is not the main purpose of the transfer.

Dutch Taxes on Income and Capital Gains

Dutch Resident Individuals

As a general rule, Dutch resident individuals will be taxed annually on a deemed income of 4% of their net investment assets at an income tax rate of 30%. The net investment assets for the year are the average of the investment assets less the attributable liabilities at the beginning and at the end of the relevant year. The value of the Notes or shares or cash received in case of a conversion or redemption of the Notes are included in the calculation of the net investment assets. A tax-free allowance for the first € 19,552 (€ 39,104 for partners (statutorily defined term); this amount may be increased with € 2,607 per minor child) of the net investment assets may be available (mentioned amounts are applicable for 2005). Actual benefits derived from the notes or shares, including any capital gains (including conversion or a redemption), are not as such subject to Dutch income tax.

However, if the Notes or shares are attributable to an enterprise from which a Dutch resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise without being a shareholder, any benefit derived or deemed to be derived from the Notes or shares, including any capital gain realized on the disposal or deemed disposal thereof (including a conversion or a redemption of the notes and including a deemed disposal that also occurs upon a merger if Besi is not the continuing entity, a demerger or a spin-off, are generally subject to income tax at a progressive rate with a maximum of 52%. An increase of the Conversion Amount, under the conditions mentioned in Article 6(5) of the Terms and conditions of the Notes, may be treated as a conversion of the notes. Subject to the same progressive rate are benefits derived from the Notes or shares in case a Dutch resident individual carries out activities that exceed regular portfolio asset management or derives other benefits from the notes or shares that are taxable as benefits from activities.

Furthermore, if a Dutch resident individual has an actual or deemed substantial interest in Besi, any benefit derived or deemed to be derived from the shares, including any capital gains realized on the disposal or deemed disposal (that also occurs upon a merger if Besi is not the continuing entity, a demerger or a spin-off thereof, are subject to income tax at a rate of 25%. Finally, if a Dutch resident individual has an actual or deemed substantial interest in Besi, any benefit derived or deemed to be derived from the notes, including any capital gains realized on the disposal thereof (including conversion or a redemption of the notes and including a deemed disposal that also occurs upon a merger if Besi is not the continuing entity, a demerger or a spin-off, may be subject to income tax at a progressive rate with a maximum of 52%. An increase of the Conversion Amount, under the conditions mentioned in Article 6(5) of the Terms and conditions of the Notes, may be treated as a conversion of the notes. Please see below for further clarification of the term substantial interest.

Dutch Corporate Entities

Any benefit derived or deemed to be derived from the notes or the shares held by Dutch resident entities, including any capital gains realized on the disposal or deemed disposal (including a conversion or a redemption of the Notes and including a deemed disposal that also occurs upon a merger if Besi is not the continuing entity, a demerger or a spin-off thereof, is generally subject to corporate income tax at a rate of 34.5% (2005: 31.5%), unless the participation exemption is applicable. An increase of the conversion amount, under the conditions mentioned in Article 6(5) of the Terms and conditions of the Notes, may be treated as a conversion of the Note. Under the participation exemption Dutch resident companies are exempt from corporate income tax with respect to dividends and capital gains (and losses), including currency exchange results, derived from or realized on the disposal of a qualifying shareholding. Generally, the participation exemption applies if a Dutch resident entity holds an interest of at least 5% in the issued and paid up share capital of a company.

A Dutch qualifying pension fund is not subject to corporate income tax and a qualifying Dutch resident investment fund is subject to corporate income tax at a special rate of 0%.

Non-Resident Holders

A holder of Notes or shares into which the Notes may be converted will not be subject to Dutch taxes on income or capital gains in respect of any payment under the Notes or the shares or in respect of any gain realized on the disposal or deemed disposal of the Notes or the shares (including the conversion of the Notes into shares or the redemption of the Notes and including a deemed disposal that also occurs upon a merger if Besi is not the continuing entity, a demerger or a spin-off, provided that:

- such holder is neither resident nor deemed to be resident in the Netherlands nor has made an election for the application of the rules of the Dutch 2001 Income Tax Act as they apply to residents of the Netherlands; and

- such holder does not have, and is not deemed to have, an enterprise or an interest in an enterprise which is, in whole or in part, carried on through a permanent establishment, a deemed permanent establishment, or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Notes or the shares are attributable nor does such holder carry out any other activities in the Netherlands that exceed regular asset management; and
- such holder does not have a profit share in, or any other entitlement to, the assets or income of an enterprise, other than by way of securities, which enterprise is effectively managed in the Netherlands and to which enterprise the shares are attributable; and
- such holder does not carry out and has not carried out employment activities with which the holding of the shares is connected directly or indirectly; and
- such holder, individuals relating to such holder and some of their relations by blood or marriage in the direct line (including foster children) do not have a substantial interest or deemed substantial interest in an entity residing in or deemed to reside in the Netherlands, or, if such holder has a substantial interest or a deemed substantial interest, it forms part of the assets of an enterprise.

To the extent that a non-resident holder is subject to Dutch taxes on income or capital gains in respect of the Notes, an increase of the conversion amount, under the conditions mentioned in Article 6(5) of the Terms and conditions of the Notes, may be treated as a conversion of the Notes.

Generally, a non-resident holder of shares will have a substantial interest if he, his partner, certain other relatives (including foster children) or certain persons sharing his household, alone or together, directly or indirectly:

- hold shares representing 5% or more of Besi's total issued and outstanding capital (or the issued and outstanding capital of any class of shares);
- hold or have rights to acquire shares (including the right to convert Notes or stock options into shares), whether or not already issued, that at any time (and from time to time) represent 5% or more of Besi's total issued and outstanding capital (or the issued and outstanding capital of any class of shares); or
- hold or own certain profit participating rights that relate to 5% or more of Besi's annual profit and/or to 5% or more of the liquidation proceeds.

The same criteria apply to a non-resident entity, save for the extension to partners, certain other relatives, and certain persons sharing the holder's household.

A deemed substantial interest arises if a substantial interest (or part thereof) has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Gift, Estate and Inheritance Tax

Dutch Residents

Gift, estate and inheritance taxes will arise in the Netherlands with respect to an acquisition of the Notes or shares or cash received in case of a conversion or redemption of the Notes by way of a gift by, or on the death of, a holder of the Notes or shares who is resident or deemed to be resident in the Netherlands at the time of the gift or his death.

Non-residents

No Dutch gift, estate or inheritance taxes will arise on the transfer of Notes or shares by way of gift by, or on the death of, a holder of Notes or shares who is neither resident nor deemed to be resident in the Netherlands, unless:

- such holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Notes or shares are or were attributable; or
- such holder is entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands other than by way of securities or through an employment contract, the ordinary shares being attributable to that enterprises; or
- in the case of a gift of a note or a share by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

For purposes of Dutch gift, estate and inheritance taxes, a Dutch national is deemed to be a resident of the Netherlands if he resided in that country at any time during a period of ten years preceding the date of the gift or death, as the case may be. In addition, for purposes of Dutch gift tax, a person not possessing Dutch nationality is also deemed to be a Dutch resident, irrespective of his nationality, if he was a Dutch resident at any time during a period of twelve months preceding the time at which the gift was made.

The Netherlands has concluded a treaty with the United States based on which double taxation on inheritances may be avoided if the inheritance is subject to Dutch and/or U.S. inheritance tax and the deceased was a resident of either the Netherlands or the United States.

Turnover Tax

No Dutch turnover tax will arise in respect of any payment in consideration for the issue of the Notes, the conversion of the Notes into ordinary shares or with respect to any payment by Besi of principal, interest, dividend or premium (if any) on the Notes or on the shares.

Other Taxes and Duties

No Dutch registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty other than court fees, will be payable by a holder of Notes or shares in respect of or in connection with the signing and/or enforcement by legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands) of the issue documents or the performance by Besi of its obligations thereunder or under the Notes or shares.

EU Savings Directive

The European Union has formally adopted the Savings Directive. Under the Savings Directive, member states will be required to provide to the tax authorities of another member state details of payments of interest or other similar income paid by an economic operator to an individual resident in that other member state, subject to the right of certain member states to opt instead for a withholding system for a transitional period in relation to such payments. Luxembourg, Austria and Belgium have opted for the withholding system. The European Union, or EU, has signed or is in the process of signing agreements with Switzerland, Andorra, San Marino, Monaco, Liechtenstein and the dependent and associated territories of the United Kingdom and the Netherlands that provides for equivalent measures. It is expected that the directive will enter into force on July 1, 2005, provided that the non-EU countries mentioned above have concluded the aforementioned agreement with the EU.

United States Taxation

The following discussion summarizes certain material U.S. federal tax consequences of the acquisition, ownership and disposition of ordinary shares. This summary applies to a holder of ordinary shares only if such holder is a "U.S. holder". For purposes of this summary, a U.S. holder is a beneficial owner of ordinary shares who is, for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the U.S.;
- a corporation, or other entity taxable as a corporation, that is created or organized under the laws of the U.S. or any state thereof or the District of Columbia;
- an estate, the income of which is subject to taxation in the U.S. regardless of its source; or
- a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons.

This summary is based on the tax laws of the U.S. in force and as interpreted by the relevant tax authorities as of the date of this Annual Report on Form 20-F, including the U.S.-Netherlands income tax treaty, or the Treaty. There can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this summary, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service with respect to the U.S. federal income tax consequences of the purchase, ownership or disposition of ordinary shares. This summary addresses only certain material consequences arising under U.S. federal tax law, and does not address tax consequences arising under the laws of any state, locality or foreign taxing jurisdiction.

This summary is of a general nature only and does not address all of the tax consequences that may be relevant to a U.S. holder in light of such holder's particular situation. In particular, this discussion only deals with U.S. holders that hold ordinary shares as capital assets, as that term is defined in the U.S. Internal Revenue Code, and does not address the special tax rules that may apply to special classes of taxpayers, such as:

- securities broker-dealers;
- persons who hold ordinary shares as part of a larger integrated financial transaction or straddle;
- U.S. holders whose functional currency is not the U.S. dollar;
- U.S. expatriates;
- persons who are owners of an interest in a partnership or other pass-through entity that is a holder of ordinary shares;
- regulated investment companies;
- financial institutions;

- insurance companies;
- tax-exempt organizations;
- holders that own, directly, indirectly or by attribution, 10% or more of our outstanding voting share capital; and
- persons subject to the alternative minimum tax.

This summary also does not discuss the tax consequences of the exchange or other disposition of foreign currency in connection with the purchase or disposition of ordinary shares.

U.S. holders should consult their own tax advisors as to the particular tax consequences to them under U.S. federal, state and local, and foreign tax laws of the acquisition, ownership and disposition of ordinary shares.

Taxation of Dividends

We do not currently intend to pay dividends. Subject to the discussion below under "Passive Foreign Investment Company Considerations", for U.S. federal income tax purposes, the gross amount of cash distributions (including the amount of foreign taxes, if any, withheld therefrom) paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includible in the gross income of a U.S. holder as dividend income on the date of receipt. Dividends paid by U.S. generally will be treated as foreign source income and will not be eligible for the dividends received deduction generally allowed to corporate shareholders under U.S. federal income tax law. Distributions in excess of our earnings and profits will be treated, for U.S. federal income tax purposes, first as a nontaxable return of capital to the extent of the U.S. holder's tax basis in the ordinary shares, and thereafter as capital gain. The amount of any dividend paid in a non-U.S. currency will be equal to the U.S. dollar value of the non-U.S. currency on the date of receipt, regardless of whether the U.S. holder converts the payment into U.S. dollars. A U.S. holder will have a tax basis in the non-U.S. currency distributed equal to such U.S. dollar amount. Gain or loss, if any, recognized by a U.S. holder on the sale or disposition of the non-U.S. currency generally will be U.S. source ordinary income or loss.

Dividend income is generally taxed as ordinary income. However, as a result of recent U.S. tax legislation, a maximum U.S. federal income tax rate of 15% will apply to "qualified dividend income" received by individuals (as well as certain trusts and estates) in taxable years beginning before January 1, 2009, provided that certain holding period requirements are met. "Qualified dividend income" includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of "qualified foreign corporations" if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the U.S.; or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program a "qualifying treaty". Our ordinary shares are readily tradable on the Nasdaq National Market. In addition, the Treaty is a qualifying treaty. Accordingly, we believe that dividends paid by us with respect to our ordinary shares should constitute "qualified dividend income" for U.S. federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies.

Any foreign tax withheld from a distribution will generally be treated as a foreign income tax that U.S. holders may elect to deduct in computing their U.S. federal taxable income or, subject to certain complex conditions and limitations that must be determined on an individual basis by each U.S. holder, may credit against their U.S. federal income tax liability. The limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source "passive income" or "financial services income" for U.S. foreign tax credit purposes.

Taxation on Sale, Exchange or Other Disposition of Ordinary Shares

Unless a non-recognition provision applies, U.S. holders will generally recognize gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder's adjusted tax basis in the ordinary shares. In general, a U.S. holder's adjusted tax basis in the ordinary shares will be equal to the amount paid by the U.S. holder for such ordinary shares. Subject to the discussion below under "Passive Foreign Investment Company Considerations", such gain or loss will generally be U.S. source capital gain or loss, and will be long-term capital gain or loss if the ordinary shares have been held for more than one year. If a U.S. holder is an individual, trust or estate, long-term capital gain realized upon a disposition of an ordinary share before the end of a taxable year which begins before January 1, 2009 generally will be subject to a maximum U.S. federal income tax rate of 15%. Gains on the sale of ordinary shares held for one year or less will be treated as short-term capital gain and taxed as ordinary income at the U.S. holder's marginal income tax rate.

Capital losses may only be used to offset capital gains, except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income. U.S. holders should consult their own tax advisors regarding the availability of this offset.

Passive Foreign Investment Company Considerations

If, during any taxable year, 75% or more of our gross income consists of certain types of passive income, or the average value during a taxable year of our passive assets (generally assets that generate passive income) is 50% or more of the average value of all of our assets, we will be treated as a "passive foreign investment company", or PFIC, under U.S. federal income tax law for such year and succeeding years. Based on an analysis of our financial position, we believe that we have not been a PFIC for U.S. federal income tax purposes for any preceding taxable year and expect that we will not become a PFIC during the current taxable year. However, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the implied value of our assets based on the market price of our ordinary shares, and the amount and type of our gross income, we cannot assure U.S. holders that we will not become a PFIC in the future or that the IRS will agree with our conclusion regarding our current PFIC status. We intend to use reasonable efforts to avoid becoming a PFIC. If we determine that we are a PFIC, we will take reasonable steps to notify U.S. holders.

If we were classified as a PFIC, unless a U.S. holder timely made one of the elections described below, a special tax regime would apply to both:

- any "excess distribution", which would be such holder's share of distributions in any year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or such holder's holding period, if shorter; and
- any gain realized on the sale or other disposition of the ordinary shares.

Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the U.S. holder's holding period for the ordinary shares. As a result of this treatment:

- the amount allocated to the taxable year in which the holder realizes the excess distribution or gain would be taxed as ordinary income;
- the amount allocated to each prior year, with certain exceptions, would be taxed as ordinary income at the highest applicable tax rate in effect for that year; and
- the interest charge generally applicable to underpayments of tax would be imposed on the taxes deemed to have been payable in those previous years.

If a U.S. holder makes a mark-to-market election with respect to such holder's ordinary shares, the holder will not be subject to the PFIC rules described above. Instead, in general, such U.S. holder will include as ordinary income each year the excess, if any, of the fair market value of such holder's ordinary shares at the end of the taxable year over the holder's adjusted basis in those shares. Such U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the holder's ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. The U.S. holder's tax basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain realized upon disposition of such U.S. holder's ordinary shares will also be taxed as ordinary income.

The special PFIC tax rules described above also will not apply to a U.S. holder if the holder makes a QEF election, that is, the holder elects to have us treated as a qualified electing fund for U.S. federal income tax purposes. If we determine that we are a PFIC, we will provide U.S. holders with such information as they may require from us in order to make an effective QEF election.

If a U.S. holder makes a QEF election, the holder will be required to include in gross income for U.S. federal income tax purposes such holder's pro rata share of our ordinary earnings and net capital gain for each of our taxable years that we are a PFIC, regardless of whether or not the holder receives any distributions from us. Such U.S. holder's tax basis in the ordinary shares will be increased to reflect undistributed amounts that are included in such holder's gross income. Distributions of previously includible income will result in a corresponding reduction of basis in the ordinary shares and will not be taxed again as a distribution to such holder.

U.S. holders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to the ownership and disposition of ordinary shares.

Gift and Estate Taxes

An individual U.S. holder generally will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible backup withholding at a 28% rate. Backup withholding will generally not apply to a U.S. holder, if the holder furnishes a correct taxpayer identification number and makes any other required certification or if the holder is otherwise exempt from backup withholding. If the U.S. holder is required to establish the holder's exempt status, the holder generally must provide such certification on Internal Revenue Service Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder's U.S. federal income tax liability, and the holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Item 11: Quantitative and Qualitative Disclosure About Market Risk

See "Item 5: Operating and Financial Review and Prospects".

Item 12: Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15: Controls and Procedures

(a) *Evaluation of disclosure controls and procedures.* Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2004, our chief executive officer and director of finance have concluded that, as of December 31, 2004, our disclosure controls and procedures were (1) designed to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to our chief executive officer and director of finance by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(b) *Changes in internal controls.* There were no significant changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the financial year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

Item 16

A. Audit Committee Financial Expert

The members of the Audit Committee are all independent, non-executive members of the Supervisory Board. The Supervisory Board has determined that Mr. D. Sinninghe Damsté qualifies as an Audit Committee Financial Expert. In determining whether members of the Audit Committee qualify as financial experts within the meaning of Commission regulations and the Nasdaq listing standards, the Supervisory Board considered the nature and scope of experiences and responsibilities members of our Audit Committee have previously had with other reporting companies. Furthermore, the Supervisory Board determined that all members of the Audit Committee are financially literate.

B. Code of Ethics

In 2003, our Supervisory Board approved the Besi Code of Business Conduct and Ethics and Code of Ethics for senior financial staff. A copy of the Code of Business Conduct and Ethics and Code of Ethics for senior financial staff is posted on our website (www.besi.com). We intend to disclose any amendment to, or waiver from, provisions of this Code of Ethics by posting such information on our website at the address specified above.

C. Principal Auditor Fees and Services

KPMG has served as our independent public accountants for each of the years ended in the three-year period ended December 31, 2004. The following table presents the aggregate fees for professional audit services and other services rendered by KPMG in 2002, 2003 and 2004:

(Amounts in euro)			December 31,
	2002	2003	2004
Audit fees	241,009	184,700	212,750
Audit related fees	-	40,650	180,340
Tax fees	25,748	56,640	41,795
All other fees	618	-	109,972
Total	267,375	281,990	544,857

Audit Fees

Audit fees primarily relate to fees for professional services rendered in connection with the audit of our annual financial statements set forth in our Annual Report on Form 20-F, agreed upon procedures work on our quarterly financial results, services related to statutory and regulatory filings of our subsidiaries and services in connection with accounting consultations.

Audit-Related Fees

Audit related fees mainly comprise services in connection with due diligence work on the acquisition of Datacon, consultations on various accounting issues and rendering opinions for different corporate-related items.

Tax Fees

Tax fees related to services in connection with tax advice, including fees associated with tax compliance services for foreign subsidiaries and other audit related tax services for the years ended December 31, 2002, 2003 and 2004.

All Other Fees

All other related fees mainly comprise services to assist the Company to comply with the Sarbanes Oxley Act.

Pre-Approval Policies for Non-Audit Services

The Audit Committee has approved the external audit plan and related audit fees for the year 2004. The Audit Committee has adopted a policy regarding audit and non-audit services, provided by KPMG. This policy is designed to ensure the independence of our auditors by expressly setting forth all services that the auditors may not perform and reinforcing the principle of independence regardless of the type of work performed. Certain non-audit services such as tax-related services and acquisition advisory are permitted. In 2004, we established a policy pursuant to which we will not engage our auditors to perform any non-audit services unless the audit committee pre-approves the service. The Audit Committee pre-approves non-audit services not specifically permitted under this policy and reviews the annual external audit plan and any subsequent engagements. The Audit Committee pre-approved all of the non-audit services performed for us during 2004.

D. Exemptions from Listing Standards for Audit Committees

Not applicable

E. Purchases of Equity Securities by the Issuer and Affiliated Purchases

Not applicable

PART III

Item 17: Financial Statements

Not applicable

Item 18: Financial Statements

See pages F-1 through F-35.

Index to Consolidated Financial Statements 2004

BE Semiconductor Industries N.V.

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and the Board of Management of BE Semiconductor Industries N.V.

We have audited the accompanying consolidated balance sheets of BE Semiconductor Industries N.V. and subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of operations, cash flows, shareholders' equity and accumulated other comprehensive income (loss), for each of the years in the three-year period ended December 31, 2004. These Consolidated Financial Statements are the responsibility of the management of BE Semiconductor Industries N.V. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of BE Semiconductor Industries N.V. and subsidiaries at December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG Accountants N.V.
's-Hertogenbosch, the Netherlands
February 8, 2005

Consolidated Balance Sheets

(Amounts in thousands)

			December 31,
	2003 EURO	2004 EURO	2004 USD [1)]
Assets			
Cash and cash equivalents	108,897	106,573	144,279
Accounts receivable	17,957	20,172	27,308
Inventories	27,880	34,118	46,189
Other current assets	9,439	14,773	19,999
Total current assets	164,173	175,636	237,775
Property, plant and equipment	30,100	28,543	38,642
Goodwill	12,846	12,070	16,340
Patents and trademarks	13,575	10,895	14,750
Other non-current assets	723	198	268
Total assets	221,417	227,342	307,775
Liabilities and shareholders' equity			
Current portion of long-term debt and capital leases	934	753	1,019
Accounts payable	10,338	14,331	19,401
Accrued liabilities	14,464	18,791	25,439
Total current liabilities	25,736	33,875	45,859
Long-term debt and capital leases	7,945	13,361	18,088
Deferred gain on sale and lease back	927	842	1,140
Deferred tax liabilities	3,112	2,156	2,919
Total non-current liabilities	11,984	16,359	22,147
Minority interest	191	115	156
Ordinary shares	28,023	28,023	37,937
Preference shares	-	-	-
Capital in excess of par value	177,478	177,478	240,270
Retained deficit	(15,241)	(20,668)	(27,980)
Accumulated other comprehensive loss	(6,754)	(7,840)	(10,614)
Total shareholders' equity	183,506	176,993	239,613
Total liabilities and shareholders' equity	221,417	227,342	307,775

See Note 2 of "Notes to the Consolidated Financial Statements".

The accompanying notes are an integral part of these Consolidated Financial Statements

Consolidated Statements of Operations

(Amounts in thousands except share and per share data)

	Year ended December 31,			
	2002 EURO	2003 EURO	2004 EURO	2004 USD [1]
Net sales	83,228	85,500	126,341	171,040
Cost of sales	55,849	63,345	88,352	119,611
Gross profit	27,379	22,155	37,989	51,429
Selling, general and administrative expenses	26,235	25,436	27,145	36,749
Research and development expenses	12,470	13,564	12,500	16,923
Restructuring charges	786	-	5,616	7,603
Impairment of intangibles	3,302	287	-	-
Amortization of intangible assets	2,591	2,522	2,465	3,337
Total operating expenses	45,384	41,809	47,726	64,612
Operating loss	(18,005)	(19,654)	(9,737)	(13,183)
Interest income, net	3,395	2,815	1,811	2,452
Loss before taxes and minority interest	(14,610)	(16,839)	(7,926)	(10,731)
Income taxes (benefit)	2,404	(3,292)	(2,435)	(3,297)
Loss before minority interest	(17,014)	(13,547)	(5,491)	(7,434)
Minority interest	3	50	64	87
Net loss	(17,011)	(13,497)	(5,427)	(7,347)
Loss per share				
Basic	(0.54)	(0.44)	(0.18)	(0.24)
Diluted	(0.54)	(0.44)	(0.18)	(0.24)
Weighted average number of shares used to compute loss per share				
Basic	31,462,482	30,813,681	30,794,660	30,794,660
Diluted	31,462,482	30,813,681	30,794,660	30,794,660

[1] See Note 2 of "Notes to the Consolidated Financial Statements".

The accompanying notes are an integral part of these Consolidated Financial Statements

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year ended December 31,			
	2002 EURO	2003 EURO	2004 EURO	2004 USD [1]
Cash flows from operating activities:				
Net loss	(17,011)	(13,497)	(5,427)	(7,347)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Depreciation of property, plant and equipment	4,135	3,947	4,444	6,017
Amortization of intangible assets	2,591	2,522	2,465	3,337
Impairment of intangibles	3,302	287	-	-
Deferred income taxes (benefits)	2,403	(610)	(810)	(1,096)
Loss (gain) on disposal of equipment	13	(32)	(105)	(142)
Gain on liquidation of subsidiaries	-	-	(127)	(172)
Translation of debt in foreign currency	2,109	2,409	1,189	1,610
Minority interest	(3)	(50)	(64)	(87)
Effects of changes in assets and liabilities:				
Decrease (increase) in accounts receivable	3,575	9,961	(2,556)	(3,460)
Decrease (increase) in inventories	(2,405)	4,764	(6,762)	(9,154)
Decrease in other current assets	(2,857)	(1,908)	(4,960)	(6,715)
Increase (decrease) in accrued liabilities	(7,393)	124	4,010	5,428
Increase (decrease) in accounts payable	7,317	(2,621)	4,106	5,558
Net cash provided by (used in) operating activities	(4,224)	5,296	(4,597)	(6,223)
Cash flows from investing activities:				
Capital expenditures	(4,903)	(11,889)	(3,427)	(4,639)
Proceeds from sale of property, plant and equipment	6,789	93	139	188
Acquisition of subsidiaries, net of cash acquired	(10,605)	-	-	-
Net cash used in investing activities	(8,719)	(11,796)	(3,288)	(4,451)

[1] See Note 2 of "Notes to the Consolidated Financial Statements".

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year ended December 31,			
	2002 EURO	2003 EURO	2004 EURO	2004 USD [1]
Cash flows from financing activities:				
Payments on long-term debt and capital leases	(1,646)	(1,233)	(8,384)	(11,350)
Proceeds from long-term debt and capital leases	-	1,185	13,801	18,684
Net proceeds from (payments of) advances from customers	1,015	(2,644)	556	752
Payments of bank lines of credit	(1,324)	-	-	-
Purchase of own shares	(4,885)	(346)	-	-
Proceeds from minority shareholder	48	221	-	-
Net cash provided by (used) in financing activities	(6,792)	(2,817)	5,973	8,086
Net decrease in cash and cash equivalents	(19,735)	(9,317)	(1,912)	(2,588)
Effect of changes in exchange rates on cash and cash equivalents	(1,905)	(1,652)	(412)	(558)
Cash and cash equivalents at beginning of the year	141,506	119,866	108,897	147,425
Cash and cash equivalents at end of the year	119,866	108,897	106,573	144,279
Supplemental disclosure:				
Cash paid for interest	710	655	825	1,117
Cash paid for income taxes	653	117	1,378	1,866

[1] See Note 2 of "Notes to the Consolidated Financial Statements".

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(Amounts in thousands except share data)

	Number of ordinary shares outstanding	Share capital at par value	Capital in excess of par value	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total share-holders' equity
		EURO	EURO	EURO	EURO	EURO
Balance at December 31, 2001	31,794,675	28,933	181,799	15,267	2,303	228,302
Net loss	-	-	-	(17,011)	-	(17,011)
Exchange rate changes for the year	-	-	-	-	(5,918)	(5,918)
Repurchases of own shares	(896,447)	(816)	(4,069)	-	-	(4,885)
Balance at December 31, 2002	30,898,228	28,117	177,730	(1,744)	(3,615)	200,488
Net loss	-	-	-	(13,497)	-	(13,497)
Exchange rate changes for the year	-	-	-	-	(3,139)	(3,139)
Repurchases of own shares	(103,568)	(94)	(252)	-	-	(346)
Balance at December 31, 2003	30,794,660	28,023	177,478	(15,241)	(6,754)	183,506
Net loss	-	-	-	(5,427)	-	(5,427)
Exchange rate changes for the year	-	-	-	-	(959)	(959)
Reclassification - adjustment for exchange rate changes on liquidation of group companies realized in net loss	-	-	-	-	(127)	(127)
Balance at December 31, 2004	30,794,660	28,023	177,478	(20,668)	(7,840)	176,993

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Comprehensive Loss

(Amounts in thousands)

	Year ended December 31,			
	2002 EURO	2003 EURO	2004 EURO	2004 USD [1)]
Net loss	(17,011)	(13,497)	(5,427)	(7,347)
Other comprehensive loss:				
Foreign currency translation adjustment	(5,918)	(3,139)	(959)	(1,298)
Adjustment for exchange rate changes on liquidation of group companies realized in net loss	-	-	(127)	(172)
Comprehensive loss	(22,929)	(16,636)	(6,513)	(8,817)

Accumulated other comprehensive loss consists of:

	Year ended December 31,			
	2002 EURO	2003 EURO	2004 EURO	2004 USD [1)]
Foreign currency translation adjustment	(3,615)	(6,754)	(7,840)	(10,614)
Accumulated other comprehensive loss	(3,615)	(6,754)	(7,840)	(10,614)

[1)] See Note 2 of "Notes to the Consolidated Financial Statements".

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1 Basis of Presentation

BE Semiconductor Industries N.V. ("Besi") was incorporated in the Netherlands in May 1995 as a wholly owned subsidiary of AdCapital AG, former Berliner Elektro Holding AG (together with its consolidated subsidiaries, "Berliner Elektro") to serve as the holding company for a worldwide business engaged in the development, production, marketing and sales of back-end equipment for the semiconductor industry. Besi's principal operations are in the Netherlands, Asia and the United States. Besi operates its business through its subsidiaries Fico B.V. ("Fico"), Meco International B.V. ("Meco") and their respective subsidiaries and Besi Die Handling Inc. ("Besi Die Handling").

On January 4, 2002, Besi acquired Laurier for a cash consideration of US$ 8.9 million. Acquisition cost amounted to US$ 0.5 million. This acquisition was accounted for using the purchase method of accounting. In connection with this transaction, an allocation of the purchase price was made resulting in certain purchase accounting adjustments.
The purchase price, including acquisition costs, was allocated as follows:

(In thousands)	USD
Net tangible assets	1,161
Patents	1,508
Goodwill	6,695
	9,364

The patents are amortized over their estimated useful life of 13 years. The goodwill resulting from the transaction will not be amortized, but will instead be evaluated for impairment in accordance with SFAS No. 142. The pro forma impact of this acquisition on prior year financial information is not significant.

2 Summary of Significant Accounting Principles

Presentation
The accompanying Consolidated Financial Statements include the accounts of BE Semiconductor Industries N.V. and its consolidated subsidiaries (collectively, "the Company"). The Company follows accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Consolidated Financial Statements presented in this Annual Report are prepared in conformity with U.S. GAAP. In accordance with accounting principles generally accepted in the Netherlands, goodwill continued to be amortized. Results in accordance with accounting principles in the Netherlands therefore differ from the results presented in this Annual Report.

The accompanying Consolidated Financial Statements are, solely for the convenience of the reader, also translated into U.S. dollars ("USD" or "U.S. $") using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2004 (€ 1.00 = U.S.$ 1.3538). Such translations should not be construed as representations that the euro amounts could be converted into U.S. dollar amounts at that or any other date. All euro and U.S. dollar amounts are expressed in thousands, unless otherwise stated.

Principles of Consolidation
As of December 31, 2004, the following subsidiaries are included in the accompanying Consolidated Financial Statements:

Name	**Location and Country of Incorporation**	**Percentage of ownership**
BE Semiconductor Industries USA, Inc.	Londonderry, New Hampshire, USA	100%
Fico B.V.	Duiven, the Netherlands	100%
Fico Molding Systems B.V.	Duiven, the Netherlands	100%
Fico Trim & Form Integration Systems B.V.	Duiven, the Netherlands	100%
Fico Tooling B.V.	Duiven, the Netherlands	100%
Fico Tooling Leshan Company Ltd.	Leshan, China	87% (2)
Fico Asia SDN. BHD.	Shah Alam, Malaysia	100% (3)
Fico America Inc.	Chandler, Arizona, USA	100% (1)
ASM Fico (F.E.) SDN. BHD.	Shah Alam, Malaysia	99.9% (4)
Besi Korea Ltd.	Seoul, Korea	100%
Fico Hong Kong Ltd.	Hong Kong, China	100%
Fico Sales & Service Pte. Ltd.	Singapore	100%
Meco International B.V.	Drunen, the Netherlands	100%
Besi Plating B.V.	Drunen, the Netherlands	100%
Besi Japan Co. Ltd.	Tokyo, Japan	100%
Besi Singulation B.V.	Drunen, the Netherlands	100%
Besi Taiwan Ltd.	Taipei, Taiwan	100%
PASR Neunte Beteiligungsverwaltung GmbH	Vienna, Austria	100%
PASR Zehnte Beteiligungsverwaltung GmbH	Vienna, Austria	100%
Meco Equipment Engineers Inc.	Rock Hill, South Carolina, USA	100% (1)
Meco Equipment Engineers (Far East) Pte Ltd.	Singapore	100%
Besi Die Handling Inc.	Londonderry, New Hampshire, USA	100%

(1) Merged effective January 1, 2005 and name changed in Besi USA Inc.

(2) Upon a resolution of Fico Tooling Leshan's Board of Management, Leshan Radio Company Ltd., the other 13%-shareholder in Fico Tooling Leshan Company Ltd. (LRC), shall make agreed upon capital contributions after which LRC shall hold 30% and Besi 70% of Fico Tooling Leshan Company's equity.

(3) In order to comply with local corporate law, a minority shareholding (less than 0.1%) is held by the respective management of these respective companies.

(4) In order to comply with local corporate law, a minority shareholding is held by the management of these respective companies.

The balance sheets of the foreign subsidiaries are translated at the year-end exchange rate and the income statements of the foreign subsidiaries are translated at the average rate of exchange prevailing during the period. Translation differences arising from the consolidation of the financial statements of foreign subsidiaries are recorded directly to accumulated other comprehensive loss.

All significant intercompany profit, transactions and balances have been eliminated in consolidation.

Derivative Financial Instruments
In accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities, an Amendment of SFAS 133", which the Company adopted on January 1, 2001, all derivative financial instruments are carried in the Consolidated Balance Sheets at fair value.

Using qualifying criteria defined in SFAS No. 133 and 138, derivative instruments are designated and accounted for as either a hedge of exposure to the change in fair value of a recognized asset or liability or unrecognized firm commitment (fair value hedge), or a hedge of the exposure to variability in the cash flows of a recognized asset or liability, or forecasted transaction (cash flow hedge). For a fair value hedge, the gain or loss (both the effective and ineffective portions) relating to the change in fair value of the derivative instrument is recognized in earnings in the period of change, together with the gain or loss on the hedged item attributable to the hedged risk. For a cash flow hedge, gains and losses relating to changes in the fair value of the derivative instrument that are highly effective are initially recorded in accumulated other comprehensive income or loss and subsequently reclassified into earnings when the underlying hedged item affects earnings. The ineffective portion of cash flow hedges is recognized in earnings immediately. During 2004, the derivative instruments used by the Company all qualify as fair value hedges. The Company does not use derivative financial instruments for trading or speculative purposes.

The Company uses forward foreign currency exchange contracts to hedge certain firm commitments denominated in foreign currencies. The terms of the currency instruments used are consistent with the timing of the firmly committed transactions being hedged. The purpose of the Company's foreign currency management activity is to protect the Company from changes in fair value of foreign currency denominated transactions that may be adversely affected by changes in exchange rates.

Foreign Currency
Foreign currency transactions are recorded at the exchange rate of the date of origin or at a forward contract rate if hedged through a related forward foreign currency exchange contract. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Realized exchange rate differences are recorded in the Consolidated Statements of Operations in selling, general and administrative expenses.

Cash and Cash Equivalents
Cash and cash equivalents consist of highly liquid investments with an original maturity date at the date of acquisition of three months or less.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. Balances which are over 90 days past due and exceed a specific amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Inventories
Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead.

Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method, based on the following estimated useful lives:

Category	Estimated useful life
Buildings	15 - 30 years
Leasehold improvements [1)]	5 - 10 years
Machinery and equipment	2 - 10 years
Office furniture and equipment	3 - 10 years

1) Leasehold improvements are amortized over the shorter of the lease term or economic life of the asset.

Leases
Assets acquired under capital leases are included in the balance sheet at the present value of the minimum future lease payments and are depreciated over the shorter of the lease term or their estimated economic lives. A corresponding liability is recorded at the inception of the capital lease and the interest element of capital leases is charged to interest expense.

Long-Lived Assets
Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

Goodwill and Intangible Assets
Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition and, through December 31, 2001, was being amortized by the straight-line method. As of January 1, 2002, goodwill is no longer amortized, but is required to be evaluated for impairment at least annually in accordance with SFAS No. 142. The amortization of patents and other identifiable intangible assets is based on the weighted average remaining lives of 13 years for Meco, RDA and Laurier and 16 years for Fico as determined by an independent valuation at the date of acquisition.

The Company has three operating segments which aggregate as one reportable segment. Goodwill and intangible assets not subject to amortization are tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

The Company does not have any identifiable assets with indefinite lives.

Income Taxes
The Company applies SFAS No. 109 "Accounting for Income Taxes", which requires the asset and liability method of accounting for taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if management assesses that realization is less than probable.

Revenue Recognition
Shipment of products occurs after a customer accepts the product at the Company's premises. Advance payments received from customers are recorded as a liability until the products have been shipped. The Company recognizes revenues from sales of products upon shipment. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. Installation services are treated as separate deliverables in accordance with EITF 00-21. A customer's sole recourse against the Company is to enforce its obligations relating to installation and warranty. Operating expenses and other income and expense items are recognized in the Consolidated Statements of Operations as incurred or earned.

Warranty Expense
The Company records a liability for estimated warranty expense when corresponding sales revenue is recognized. The amount recorded is based on a history of actual costs incurred and on estimated probable costs related to such current sales.

Research and Development
Research and development costs are charged to expenses when incurred. Subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when the research and development cost to which such subsidy or credit relates, occurs. Technical development credits ("Technische Ontwikkelingskredieten" or "TOKs") received from the Netherlands government to offset the costs of certain research and development projects are contingently repayable to the extent sales of equipment developed in such projects occur. Such repayments are calculated as a percentage of sales revenue and are charged to research and development expenses. No repayment is required if such sales do not occur (see Note 18).

Pension Costs
A majority of the employees in the Netherlands participate in a multi-employer union plan which consists of defined benefit determined in accordance with the respective collective bargaining agreements. All other pension plans are funded with insurance companies based on a defined contribution plan. The Company has no other liability regarding pensions other than payment of annual premiums, which are charged against earnings.

Stock Options
The Company accounts for stock based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net loss and loss per share as if SFAS No. 123 were applied. Under APB No. 25, no stock-based employee compensation cost is reflected in net loss for the fixed stock options, as all options granted

under the stock option plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. The Company has elected to continue to account for its stock options under the provisions of APB No. 25 and disclose the pro forma effect of SFAS No. 123.

The Company uses variable accounting treatment for options whereby the employees have a right to receive payment of an amount that corresponds with the profit achieved with the sale of newly issued Ordinary Shares by the Company after exercise of the options.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

(Amounts in thousands, except per share data)	2002 EURO	2003 EURO	2004 EURO
Net loss as reported	(17,011)	(13,497)	(5,427)
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,407)	(1,036)	(356)
Add: Stock-based compensation expense (release) included in net loss, net of related tax effect	-	26	(12)
Pro forma net loss	(18,418)	(14,507)	(5,795)
Basic loss per share:			
As reported	(0.54)	(0.44)	(0.18)
Pro forma	(0.59)	(0.47)	(0.19)
Diluted loss per share:			
As reported	(0.54)	(0.44)	(0.18)
Pro forma	(0.59)	(0.47)	(0.19)

Concentration of Credit Risk
A relatively small number of customers account for a significant percentage of the Company's net sales. The loss of a major customer or a reduction in orders by such customers, including reductions due to market or competitive conditions, could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's customers consist of semiconductor manufacturers located throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for doubtful accounts based on an assessment of the collectibility of such accounts.

Earnings per Share
Basic earnings per share have been computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share have been computed using the weighted average number of ordinary shares and equivalents (representing the dilutive effect of stock options) outstanding during the period.

Use of Estimates
The preparation of the Company's Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Impact of Recently Issued Accounting Standards
In December 2004, the Financial Accounting Standards Board, or FASB, issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation , SFAS No. 123 (revised 2004), or SFAS 123(R). SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123(R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the Company or liabilities that are based on the fair value of the Company's equity instruments that may be settled by the issuance of such equity instruments.

SFAS 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic method that the Company currently uses and generally requires that such transactions be accounted for using a "fair-value"-based method and recognized as expense in the Company's consolidated statements of operations. SFAS 123(R) will become effective as from the third quarter in 2005. The effects of the change are still being determined by the Company.

3 Accounts Receivable

Accounts receivable, net consist of the following:

	December 31,	
	2003	2004
	EURO	EURO
Accounts receivable	19,742	21,632
Allowance for doubtful accounts	(1,785)	(1,460)
Total accounts receivable, net	17,957	20,172

A summary of activity in the allowance for doubtful accounts is as follows:

	2002	2003	2004
	EURO	EURO	EURO
Balance at January 1,	4,502	2,912	1,785
Release for allowance for doubtful accounts, net	(1,364)	(894)	(250)
Addition due to acquisition of subsidiary	52	-	-
Accounts receivable written off	(173)	(127)	(60)
Foreign currency translation	(105)	(106)	(15)
Balance at December 31,	2,912	1,785	1,460

4 Inventories

Inventories, net consist of the following:

	December 31,	
	2003	2004
	EURO	EURO
Raw materials	11,475	10,906
Work in progress	13,401	19,921
Finished goods	3,004	3,291
Total inventories, net	27,880	34,118

A summary of activity in the allowance for obsolescence is as follows:

	2002	2003	2004
	EURO	EURO	EURO
Balance at January 1,	5,950	5,198	7,432
Provision for loss on obsolete inventory	707	3,362	3,245
Addition due to acquisition of subsidiary	215	-	-
Inventory written off	(1,437)	(857)	(1,680)
Foreign currency translation	(237)	(271)	(82)
Balance at December 31,	5,198	7,432	8,915

5 Other Current Assets

Other current assets consist of the following:

	December 31, 2003 EURO	December 31, 2004 EURO
VAT receivables	1,618	2,253
Income taxes	4,732	8,989
Subsidies and development credits receivable	108	163
Interest receivable	1,103	383
Deposits	105	106
Prepaid expenses	1,053	1,726
Deferred tax assets	110	371
Other	610	782
Total other current assets	9,439	14,773

6 Property, Plant and Equipment

Property, plant and equipment, net consist of the following:

	Land, buildings and leasehold improvements EURO	Machinery and equipment EURO	Office furniture and equipment EURO	Assets under construction EURO	Total EURO
Balance at January 1, 2004:					
Cost	20,363	29,435	17,255	1,120	68,173
Accumulated depreciation	(5,536)	(18,116)	(14,421)	-	(38,073)
Property, plant and equipment, net	14,827	11,319	2,834	1,120	30,100
Changes in book value in 2004:					
Investments	280	2,753	990	(596)	3,427
Disposals	(1)	(106)	(12)	-	(119)
Depreciation	(732)	(2,314)	(1,398)	-	(4,444)
Reallocation	488	(488)	-	-	-
Foreign currency translation	(170)	(197)	(40)	(14)	(421)
Total changes	(135)	(352)	(460)	(610)	(1,557)
Balance at December 31, 2004:					
Cost	21,026	29,308	15,053	510	65,897
Accumulated depreciation	(6,334)	(18,341)	(12,679)	-	(37,354)
Property, plant and equipment, net	14,692	10,967	2,374	510	28,543

On February 6, 2004, the Company sold land and buildings in Duiven, the Netherlands in a sale and lease back transaction for € 14.5 million in cash. At the date of the transaction, the net book value of the real estate sold was approximately equal to the selling price of the real estate. The Company granted the buyer a € 1.5 million loan which is payable over a maximum period of 24 months. The loan can be repaid at any time during the term of the loan. The loan is secured by a second mortgage on the land and buildings which were the subject of the sale and lease back transaction. The loan bears interest at the rate of 4.50% per annum. The transaction is accounted for as a financing until the buyer pays off the loan. Once the buyer repays the loan, this finance obligation and the related real estate assets will be derecognized.

Settlement of this obligation will not result in a cash outflow from the company. The net book value of the real estate involved in this transaction is approximately € 14.0 million at December 31, 2004.

The Company has obligations under various capital and operating leases, primarily for land and buildings, manufacturing and office facilities and equipment. Assets under capital leases included in property, plant and equipment consist of the following:

	December 31,	
	2003 EURO	2004 EURO
Land and buildings	9,453	13,140
Machinery, equipment and office furniture	54	3,384
Accumulated depreciation	(1,806)	(2,518)
Total	7,701	14,006

The legal ownership of the majority of the assets under capital leases lies at a third party.

7 Goodwill, Patents and Trademarks

In the fourth quarter of the years 2002, 2003 and 2004, the Company tested its intangibles for impairment at the operating segment levels.

As a result, in the fourth quarter of 2002, the Company recognized a goodwill impairment loss of € 3,302 in the die handling equipment reporting unit. In the fourth quarter of 2003, the Company recorded an impairment of patents of die handling equipment of € 287. No impairment on other intangibles was required. In the fourth quarter of 2004, no impairment on intangibles was required.

The Company does not have any identifiable assets with indefinite lives.

Goodwill, patents and trademarks, net consist of the following:

	Goodwill EURO	Patents EURO	Trademarks EURO	Total EURO
Balance at January 1, 2004:				
Cost	20,144	34,478	591	55,213
Accumulated amortization	(7,298)	(21,342)	(152)	(28,792)
Goodwill, patents and trademarks	12,846	13,136	439	26,421
Changes in book value in 2004:				
Amortization	-	(2,419)	(46)	(2,465)
Foreign currency translation	(776)	(183)	(32)	(991)
	(776)	(2,602)	(78)	(3,456)
Balance at December 31, 2004:				
Cost	19,074	34,186	541	53,801
Accumulated amortization	(7,004)	(23,652)	(180)	(30,836)
Goodwill, patents and trademarks	12,070	10,534	361	22,965

Aggregate amortization expense for the year ended December 31, 2004 was € 2.5 million.

Estimated amortization expense for each of the next five years will be as follows:

	EURO
2005	2,500
2006	2,500
2007	2,500
2008	1,600
2009	1,000

8 Deferred Income Taxes

The items giving rise to the deferred tax assets (liabilities), net were as follows:

	December 31,	
	2003 EURO	2004 EURO
Deferred tax assets		
- Operating loss carry forwards	5,001	5,171
- Intercompany interest	1,905	2,065
- Intangible assets	2,158	1,626
- Inventories	898	556
- Provisions	272	290
- Other items	264	264
Total deferred tax assets, gross	10,498	9,972
- Valuation allowance	(9,834)	(9,403)
Total deferred tax assets, net	664	569
Deferred tax liabilities		
- Intangible assets	(3,882)	(2,849)
- Other items	(2)	(105)
Total deferred tax liabilities	(3,884)	(2,954)
Total deferred tax assets (liabilities)	(3,220)	(2,385)
Deferred tax assets		
- Current	110	371
- Non-current	554	198
	664	569
Deferred tax liabilities		
- Current	(772)	(798)
- Non-current	(3,112)	(2,156)
	(3,884)	(2,954)
Total deferred tax assets (liabilities)	(3,220)	(2,385)

The deferred tax assets for operating loss carry forwards are related to the U.S. and Dutch operations of the Company. Under applicable U.S. tax law, the carry forwards related to the U.S. operating losses of € 14.0 million expire during the periods of 2010 through 2024. The carry forwards related to the Dutch operating losses amount to approximately € 0.4 million and have no expiration terms.

A summary of activity in the valuation allowance on the deferred tax assets is as follows:

	2002 EURO	2003 EURO	2004 EURO
Balance at January 1,	1,677	8,859	9,834
Provision for allowance on deferred tax assets	7,214	2,777	819
Utilization of written-down net operating losses	-	-	(376)
Release due to expiration of net operating losses carried forward	-	(98)	-
Foreign currency translation	(32)	(1,704)	(874)
Balance at December 31,	8,859	9,834	9,403

The change in the total valuation allowance for the year ended December 31, 2002 and 2003 was an increase of € 7,182 and € 975, respectively, principally due to uncertainty regarding the realization of the deferred tax assets of the U.S. and Japanese subsidiaries through future taxable income. The change in the total valuation allowance for the year ended December 31, 2004 was a decrease of € 431 principally due to foreign currency translation differences.

In assessing the realizability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, the Company recorded a charge of € 6.0 million to establish a valuation allowance against its deferred tax asset consisting primarily of U.S. net operating loss carry forwards and temporary differences. The Company determined that the valuation allowance was required based on recent U.S. tax losses, which were given substantially more weight than forecasts of future profitability in its evaluation of whether it is probable that the U.S. net operating loss carry forwards will be realized. Until the Company utilizes these U.S. operating loss carry forwards, its income tax provision will reflect mainly domestic taxation. The U.S. tax assets arising in 2003 and 2004 have been written down to nil. All written-down tax assets of the Company's Japanese subsidiary have been utilized in 2004.

The Company determined that no valuation allowance was required for the net operating losses of the Dutch fiscal group amounting to approximately € 0.4 million based on probable tax treatment.

The deferred tax liabilities for intangible assets relate to temporary differences of intangible assets of Fico, Meco and Besi Die Handling.

In the fourth quarter of 2004, a corporate income tax rate reduction has been enacted in the Netherlands. Consequently, the Company re-assessed the valuation of its tax assets and liabilities, accordingly, resulting in a tax benefit in the fourth quarter of 2004 of € 223.

9 Short-Term Debt

At December 31, 2004, Fico had credit facilities of € 7,487 with ING Bank N.V. to meet working capital needs. At December 31, 2003 and 2004, no borrowings were outstanding under the revolving credit facilities. However, the amount that was available to be drawn under the line was reduced by € 74 for both years ending at December 31, 2003 and 2004, in outstanding bank guarantees. The credit facility agreement includes covenants requiring Fico to maintain certain financial ratios.

At December 31, 2004, Meco had credit facilities of € 6,000 with SNS Bank Nederland N.V. to meet working capital needs. At December 31, 2003 and 2004, no borrowings were outstanding under the revolving credit facilities. However, the amount that was available to be drawn under the line was reduced by € 0 and € 496 as of December 31, 2003 and 2004, respectively, in outstanding bank guarantees, and € 483 and € 432 as of December 31, 2003 and 2004, respectively, for foreign exchange contracts and check payments facilities. The credit facility agreement includes covenants requiring the Company's Meco subsidiary to maintain certain financial ratios.

The Company was in compliance with, or had received waivers for, all loan covenants at December 31, 2003 and 2004.

10 Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,	
	2003 EURO	2004 EURO
Advances from customers	1,563	1,991
Warranty provision	1,753	2,578
Income taxes	61	300
Other taxes and social security	631	724
Salaries and payroll related items	2,894	2,920
Accrued commissions	777	468
Development credits payable	577	310
Restructuring	521	5,820
Provision for purchase obligations	645	494
Deferred tax liabilities	772	798
Other	4,270	2,388
Total accrued liabilities	14,464	18,791

A summary of activity in the warranty provision is as follows:

	2002 EURO	2003 EURO	2004 EURO
Balance at January 1,	3,102	2,446	1,753
Provision for loss on warranty	853	1,287	2,693
Addition due to acquisition of subsidiary	127	-	-
Cost for warranty	(1,613)	(1,947)	(1,847)
Foreign currency translation	(23)	(33)	(21)
Balance at December 31,	2,446	1,753	2,578

11 Restructuring Charges

In the second, third and fourth quarters of 2001, the Company adopted restructuring plans that included a total reduction of its global workforce (including temporary workers) by approximately 26%. These actions were necessitated by the semiconductor industry downturn that resulted in a significant reduction in new orders received by the Company. These actions were taken (i) to better align the Company's cost structure with anticipated revenues and (ii) to improve manufacturing efficiency and productivity. In 2001, the Company recorded pre-tax restructuring charges of € 8.3 million (€ 5.5 million after tax) in connection with this reduction in workforce.

In the third quarter of 2002, the Company relocated its flip chip die attach operations from New Jersey to New Hampshire in the United States and consolidated these activities with its die sorting activities to form a single die handling systems business unit. Furthermore, in the fourth quarter of 2002, the Company adopted a restructuring plan that reduced the workforce of its die handling systems business unit by approximately 28%. The Company recorded a pre-tax restructuring charge of € 0.8 million (€ 0.6 million after tax) in connection with this relocation and reduction in workforce at its die handling systems' business.

On December 14, 2004, the Company announced a restructuring of its operations focused principally on a workforce reduction of 81 employees at its Dutch packaging and tooling manufacturing operations in Duiven and Brunssum, the Netherlands, or approximately 10% of total fixed headcount worldwide, as part of a plan to address the current downturn in the semiconductor industry. In addition, the Company announced that it will phase out approximately 50 temporary workers at the Duiven facility. A component of the restructuring will be the closing of the Company's tooling facility in Brunssum, the Netherlands in the first half of 2005. The workforce reductions are expected to occur during the first quarter of 2005.

The Company recorded a restructuring charge of € 5.6 million (€ 3.7 million after tax) in the fourth quarter ended December 31, 2004 to cover the estimated costs of this workforce reduction.

Changes in the restructuring reserve were as follows:

	2002 EURO	2003 EURO	2004 EURO
Balance at January 1,	5,487	1,281	521
Additions	1,991	-	5,616
Releases	(1,201)	-	-
Impairment on assets	(107)	-	-
Cash payments	(4,889)	(760)	(317)
Balance at December 31,	1,281	521	5,820

The 2001 provision for the reduction in workforce included severance and other benefits for approximately 180 employees in the Netherlands and Asia. The additions to the restructuring reserve in 2002 related to higher than expected severance cost, later than expected final employment terminations and severance payments for the reduction in workforce in the United States and relocation cost. The releases in 2002 mainly relate to social security expenses and disabled personnel included for which the Company was not obliged to pay. Total remaining cash outlays for restructuring activities in 2001 are expected to be € 0.3 million, which relate mainly to pension premiums to be paid for laid off employees over a period of two to five years.

The 2004 provision for the reduction in workforce included severance and other benefits for approximately 81 employees, mainly in the Netherlands. Total remaining cash outlays for restructuring activities in 2004 are expected to be € 5.5 million and will mainly be paid in the first half of 2005.

12 Deferred Gain on Sale and Lease Back

On June 28, 2002, the Company sold the land and buildings of one of its subsidiaries in a sale and lease back transaction for € 6.5 million in cash. At the date of this transaction, the cost of the land and buildings totaled € 6.9 million and the net book value of this real estate amounted to € 5.4 million. The Company's gain on this transaction of € 1.1 million will be amortized and netted against rental expenses over the twelve and a half-year term of the operating lease. Gross rental expenses total € 0.6 million per annum. The total deferred gain on the sale and lease back as of December 31, 2003 and 2004 amounts to € 927 and € 842, respectively.

13 Long-Term Debt and Capital Leases

		December 31, 2003 EURO	December 31, 2004 EURO
A.	Long-term loan from De Nationale Investerings Bank N.V. ("NIB"), fixed interest rate at 8.85%	635	-
B.	Capital lease of property Duiven, the Netherlands, interest rate Interbancair rate + 0.9%	7,173	-
C.	Capital lease of property Duiven, the Netherlands, interest rate at 4.1%	-	12,457
D.	Long-term loan from Industrial & Commercial Bank of China, Leshan, China (Average interest rate at 4.34% at December 31, 2004)	1,061	1,632
	Other capital leases at various interest rates	10	25
		8,879	14,114
	Less: current portion	(934)	(753)
	Total long-term debt and capital leases	7,945	13,361

A. Final installment has been made in 2004.

B. The Company leased a building in Duiven, the Netherlands. The lease commenced in July 1997 and had a term of 15 years. In February 2004, the lease has been terminated by the Company and the outstanding loan has been fully repaid.

C. The Company leases a building in Duiven, the Netherlands. The lease commenced in February 2004 and has a term of 12.5 years. The lease payment includes an interest rate component and was € 127 per quarter. The Company granted the buyer a € 1.5 million loan which is payable over a maximum period of 24 months. The loan can be repaid at any time during the term of the loan. The transaction is accounted for as a financing until the buyer pays off the loan. Once the buyer repays the loan, this finance obligation and the related real estate assets will be derecognized. Settlement of this obligation will not result in a cash outflow for the Company.

D. The long-term loans consist of a loan of € 266 denominated in Renminbi and three loans totaling € 1,366 denominated in U.S. Dollar for the financing of the Company's activities in China. The interest rate at the end of the year was 7.43%, 4.53%, 2.63% and 4.91%, respectively. Total repayment is due in September 2006 and in April and May 2007. The loan is secured by a mortgage on the Company's premises in Leshan, China.

Aggregate required principal payments due on long-term debt and capital leases are as follows:

	Long-term debt EURO	Capital leases EURO
2005	-	1,248
2006	973	1,266
2007	659	1,284
2008	-	1,303
2009	-	1,321
2010 and thereafter	-	9,357
Total	1,632	15,779
Less: imputed interest		(3,297)
Less: current portion of capitalized lease obligation		(753)
Non-current portion of capitalized lease obligation		11,729

14 Employee Benefits

Pension Plans

The employees of the Dutch subsidiaries of BE Semiconductor Industries N.V. participate in a multi-employer union plan which consists of defined benefit determined in accordance with the respective bargaining agreements. Contributions under this multi-employer union plan were € 2,935 in 2002, € 3,354 in 2003 and € 3,667 in 2004. Contribution for defined contribution plans, which provide retirement benefits that cover substantially all other employees were € 490 in 2002, € 200 in 2003 and € 235 in 2004. The Company has no continuing obligations other than the annual payments.

The U.S., Malaysian, Korean, Japanese and Chinese subsidiaries have retirement plans that are integrated with and supplement the governmental benefits provided in the laws of the United States of America, Malaysia, Korea, Japan and China, respectively.

Employee Stock Option Plans

Description of Stock Option Plans

In 1995, the Company established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). The Company granted 1,101,236 options to purchase ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995. During the years 1995 to 2001, the Company made awards under the Incentive Plan 1995 to executive officers and senior employees of the Company. Options granted between 1999 and 2001 vest after three years. The Incentive Plan 1995 expired in 2001. Stock options granted under the Incentive Plan 1995 have exercise prices which were equal to the market price of the ordinary shares on the date of grant.

In 2001, the Company established the BE Semiconductor Industries Incentive plan 2001 – 2005 (the "Incentive Plan 2001"). The total number of ordinary shares ("2001 Plan Shares") that the Company may issue under the Incentive Plan 2001, may not exceed 1.5% per year of the total number of ordinary shares outstanding in the applicable fiscal year, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2001 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. The Company anticipates that it will, on an annual basis, make awards under the Incentive Plan 2001 to executive officers and senior employees of the Company. Options granted in 2002, 2003 and 2004 vest after three years. Stock options granted under the Incentive Plan 2001 will have exercise prices equal to the market price of the ordinary shares on the date of grant.

Under separate stock option plans, in the years 2000 through 2004, the Company granted options to all of its employees. Under these plans, the employees have a right to receive payment of an amount that corresponds with the profit achieved with the sale of newly issued ordinary shares by the Company after exercise of the options. The options vest after three years and have exercise prices equal to the market price of the ordinary shares on the date of grant. These options receive variable accounting treatment. All other options granted by the Company receive fixed accounting treatment.

The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for the stock options granted from 2001 through 2004, which received fixed accounting treatment. As of December 31, 2004 there were outstanding options to purchase an aggregate of 1,005,181 ordinary shares which receive fixed accounting treatment at a weighted average exercise price of € 9.79 per share. For the stock options granted from 2001 through 2004 that receive variable accounting treatment, the Company will recognize a compensation release of € 12 net of tax, based on the market value of the ordinary shares for the year ended December 31, 2004. As of December 31, 2004, 229,079 options that receive variable accounting treatment were outstanding at a weighted average exercise price of € 7.06 per share.

The Company accounts for stock based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net income and earnings per share as if SFAS No. 123 was applied. Under APB No. 25, no stock-based employee compensation cost is reflected in net income (loss) for the fixed stock options, as all options granted under the Company's stock option plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. The Company has elected to continue to account for its stock options under the provisions of APB No. 25 and discloses the pro forma effect of SFAS No. 123.

Financing of Stock Option Plans
Option plans that were issued in 1999 and 2000 contained a virtual financing arrangement pursuant to which the Company financed the fiscal value of the options granted to employees subject to the Dutch tax-regime. The loans issued under this arrangement are repayable to the Company on the exercised date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the respective loans are forgiven. Besi accrues a liability for the respective fiscal implication of this arrangement.

Summary of Outstanding Stock Options
Following is a summary of changes in Besi options:

	Number of options	2002 Weighted average exercise price EURO	Number of options	2003 Weighted average exercise price EURO	Number of options	2004 Weighted average exercise price EURO
Fixed option plans						
Outstanding, beginning of year	821,896	12.10	929,095	11.56	975,768	10.25
Options granted	223,337	9.32	162,905	3.46	131,363	6.02
Options expired	(51,692)	11.28	(53,598)	10.05	-	-
Options forfeited	(64,446)	10.90	(62,634)	12.14	(101,950)	9.34
Outstanding, end of year	929,095	11.56	975,768	10.25	1,005,181	9.79
Exercisable, end of year	190,798	11.74	431,366	13.48	597,426	12.12
Variable option plans						
Outstanding, beginning of year	67,983	9.55	122,710	9.23	164,105	7.54
Options granted	67,627	8.94	48,466	3.22	69,535	5.95
Options forfeited	(12,900)	9.44	(7,071)	7.26	(4,561)	7.19
Outstanding, end of year	122,710	9.23	164,105	7.54	229,079	7.06
Exercisable, end of year	-	-	-	-	55,059	9.55

Stock options outstanding and exercisable at December 31, 2004:

	Options outstanding			Options exercisable	
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price in EURO	Number of options	Weighted average exercise price in EURO
Fixed option plans					
€ 3.22 - € 4.35	162,639	4.58	3.46	34,200	4.35
€ 5.20 - € 7.70	119,313	5.11	5.97	5,000	7.70
€ 8.94 - € 10.31	482,563	2.53	9.48	317,560	9.66
€ 14.65 - € 17.90	240,666	1.44	16.55	240,666	16.55
Variable option plans					
€ 3.22	44,860	4.25	3.22	-	-
€ 5.95	69,330	5.25	5.95	-	-
€ 8.94 - € 10.31	114,889	2.81	9.23	55,059	9.55

The fair value of the option awards to employees was estimated using the Black-Scholes option-pricing model assuming no dividends, vesting after three years and the following weighted average assumptions:

	2002	2003	2004
Expected life (years)	5.7	5.7	5.6
Expected stock price volatility	55.2%	55.0%	52.27%
Risk-free rate	4.9%	3.7%	3.32%

The per share weighted average fair value of options granted during 2002, 2003 and 2004 was € 5.30, € 1.85 and € 3.15, respectively.

15 Share Capital

As of December 31, 2003 and December 31, 2004, the Company's authorized capital consisted of 55,000,000 ordinary shares and 55,000,000 preference shares, nominal value € 0.91 per share. At December 31, 2003 and 2004, 30,794,660 ordinary shares were outstanding. No preference shares were outstanding at December 31, 2003 and December 31, 2004.

On June 17, 2002, the Company announced that it had adopted a plan to repurchase up to 1,000,000 of the Company's ordinary shares from time to time. As of March 10, 2003, the Company had repurchased all 1,000,000 ordinary shares authorized under the repurchase program at an average price of € 5.22 per share.

16 Financial Instruments

Foreign Exchange

Due to the international scope of the Company's operations, the Company is exposed to the risk of adverse movements in foreign currency exchange rates. The Company is primarily exposed to fluctuations in the value of the euro against the U.S. dollar and dollar-linked currencies, since approximately 46% of its sales are denominated in U.S. dollar and dollar-linked currencies.

The Company seeks to protect itself from adverse movements in foreign currency exchange rates by hedging firmly committed sales contracts, which are denominated in U.S. dollars or Japanese yen through the use of forward foreign currency exchange contracts. In addition, the Company also uses forward foreign currency exchange contracts to hedge accounts receivable that are denominated in a foreign currency. During 2003 and 2004, the Company did not have any derivative financial instruments that were held for trading or speculative purposes or that qualified as cash flow hedges. Forward exchange contracts used to hedge the foreign currency exposure resulting from assets and liabilities denominated in currencies other than the functional currency are accounted for as fair value hedges.

The Company has exposure to credit risk to the extent that the counterparty to the transaction fails to perform according to the term of the contract. The amount of such credit risk, measured as the fair value of all forward foreign currency exchange contracts that have a positive fair value position, was € 551 and € 823 at December 31, 2003 and 2004, respectively.
The Company believes that the risk of significant loss from credit risk is remote, because it deals with credit-worthy financial institutions. The Company does not, in the normal course of business, demand collateral from the counterparties.

The following is a summary of the Company's forward foreign currency exchange contracts:

	December 31,	
	2003 EURO	2004 EURO
To sell U.S. dollars for euro	8,984	9,910
To sell Japanese yen for euro	1,052	1,210

At December 31, 2003 and 2004, unrealized gains on forward foreign currency exchange contracts that were designated as a hedge of firmly committed transactions amounted to € 557 and € 815, respectively.

Fair Value of Financial Instruments
The book value of the Company's financial instruments, which consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt, approximate their fair value due to the short maturity of those instruments and to the fact that interest rates are floating or approximate the rates currently available to the Company.

The fair value of the Company's forward foreign currency exchange contracts, which are estimated using pricing models based on the discounted cash flow method, had a positive value of € 526 at December 31, 2003 and a positive value of € 823 at December 31, 2004, respectively.

Foreign currency results amounted to a loss of € 294, € 348 and to a gain of € 256 for the years ended December 31, 2002, 2003 and 2004, respectively, and are reported as part of selling, general and administrative expenses. For the year ended December 31, 2004, an amount of € 617 of foreign currency gain is included in cost of sales relating to ineffectiveness of the Company's foreign currency contracts.

17 Commitments and Contingencies

The Company leases certain facilities and equipment under operating leases. As of December 31, 2004, the required minimum lease commitments were as follows:

	EURO
2005	1,188
2006	1,044
2007	908
2008	789
2009	703
2010 and thereafter	3,532
Total	8,164

Committed rental expense was € 9.1 million, € 7.7 million and € 7.1 million as of December 31, 2002, 2003 and 2004, respectively. In addition, the Company has an unconditional obligation related to the purchase of equipment and materials totaling € 10.5 million as of December 31, 2004.

Lease and rental expenses amounted to € 1.8 million, € 1.6 million and € 1.3 million for the years ended December 31, 2002, 2003 and 2004, respectively

18 Research and Development Credits

The Company receives subsidies and credits for research and development from various governmental sources.

In 1994, the Company entered into research and development credit agreements with the Government of the Netherlands, Ministry of Economic Affairs, to fund research and development projects for a new generation of molding systems. If the Company generates sales of the products that were created using the amounts received under the grant, the Company is required to repay such amounts. The amount of repayment as a percentage of the realized sales of the related products was 6.0% in 1999 and 8.5% in 2000 and thereafter. Actual and contingent amounts repayable accrue interest. The interest rate was 6.15% between 1994 and 2004. The remaining amount (including interest) contingently repayable was € 4,704 and € 4,880 at December 31, 2003 and 2004, respectively. The amounts reflected in accrued liabilities at December 31, 2003 and 2004, with respect to sales of molding systems, were € 105 and € 117 respectively.

In 1996, the Company entered into research and development credit agreements with the Government of the Netherlands, Ministry of Economic Affairs, to fund research and development projects for a new generation of trim and form systems. If the Company generates sales of the products that were created using the amounts received under the grant, the Company is required to repay such amounts. The amount of repayment as a percentage of the realized sales of the related products was 6.0% in 1999 and 8.5% in 2000 and thereafter. Furthermore, 40% of sales of the prototype and related assets, to which the aid was related, are contingently repayable. Actual and contingent amounts repayable accrue interest. The interest rate was 6.3% between 1997 and 2004. The remaining amount (including interest) contingently repayable was € 908 and € 787 at December 31, 2003 and 2004, respectively. The amounts reflected in accrued liabilities at December 31, 2003 and 2004, with respect to sales of trim and form systems were € 472 and € 193, respectively.

The amounts of research and development subsidies and credits offset against research and development expenses amounted to € 409 in 2002, € 315 in 2003 and € 414 in 2004.

19 Segment, Geographic and Customers' Information

In the first quarter of 2004, the Board of Management, in consultation with the Supervisory Board, re-evaluated the Company's functional and operational organization and determined that the Company was engaged in one line of business, the design, manufacture, marketing and servicing of assembly equipment for the semiconductor industry. The change in reporting segments, as compared to the Company's Annual Report on Form 20-F for the year ended December 31, 2003, was due to an internal change in reporting structure and decision making responsibilities, whereby all key policies and decisions with respect to the Company's global product lines and manufacturing operations will reside now with the Company's Board of Management (under the supervision of the Company's Chief Executive Officer) which is the Company's key decision-making authority.

In accordance with SFAS No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information," the Company's chief operating decision-maker has been identified as the President and Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. All material operating units qualify for aggregation under SFAS 131 due to their identical customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since the Company operates in one segment and in one group of similar products and services, all financial segment and product line information required by SFAS 131 can be found in the Consolidated Financial Statements.

The following table summarizes net sales, net income (loss), long-lived assets and total assets of the Company's operations in the Netherlands, the United States of America and Asia Pacific, the significant geographic areas in which the Company operates. Intra-area sales are based on the sales price to unaffiliated customers:

	The Netherlands EURO	United States EURO	Asia Pacific EURO	Intangible assets EURO	Elimination EURO	Total EURO
Year ended December 31, 2002						
Net sales	79,620	9,203	8,435	-	(14,030)	83,228
Net income (loss)	332	(11,698)	(136)	(4,922)	(587)	(17,011)
Long-lived assets	19,846	302	2,955	31,726	-	54,829
Total assets	422,139	41,404	14,048	31,726	(264,319)	244,998
Year ended December 31, 2003						
Net sales	78,854	3,617	8,941	-	(5,912)	85,500
Net income (loss)	(4,544)	(7,017)	27	(1,947)	(16)	(13,497)
Long-lived assets	24,582	446	5,072	26,421	-	56,521
Total assets	350,230	14,308	15,742	26,061	(184,924)	221,417
Year ended December 31, 2004						
Net sales	111,709	11,239	12,325	-	(8,932)	126,341
Net income (loss)	(4,266)	(2,211)	2,556	(1,437)	(69)	(5,427)
Long-lived assets	23,805	211	4,527	22,965	-	51,508
Total assets	335,315	11,151	15,173	22,660	(156,957)	227,342

The following table represents the geographical distribution of the Company's net sales to unaffiliated companies:

	Year ended December 31,		
	2002 EURO	2003 EURO	2004 EURO
Europe and Rest of the World	28,307	26,731	30,127
United States	10,107	3,452	10,663
Malaysia	16,638	21,306	16,827
Korea	3,051	6,929	15,579
Taiwan	7,392	4,368	13,131
Other Asia Pacific	17,733	22,714	40,014
Total net sales	83,228	85,500	126,341

The following table represents export sales by the Company's Dutch operations to unaffiliated customers that exceeded 10% of total net sales in each year:

	Other Europe EURO	Korea EURO	Malaysia EURO	Rest of the World EURO	Total EURO
Year ended					
December 31, 2002	25,863	-	14,390	27,477	67,730
December 31, 2003	26,191	-	18,576	30,017	74,784
December 31, 2004	24,255	15,104	16,294	51,838	107,491

The Company's net sales are generated primarily by shipments to Asian manufacturing operations of leading U.S. and European semiconductor manufacturers and, to a lesser extent, Taiwanese and other Asian manufacturers and subcontractors. The following table presents sales to specific customers that exceeded 10% of total net sales in each year.

	Year ended December 31,		
	2002 EURO	2003 EURO	2004 EURO
Customer:			
A	19,627	26,664	21,401
B	12,161	-	15,219

20 Remuneration Board of Management and Supervisory Board

The aggregate cash compensation paid to, or accrued by, the Company for its management including members of the Board of Management was € 2.0 million in 2004, excluding one-time payments of € 0.7 million. Amounts accrued to provide pension, retirement or similar benefits to these individuals, as a group, were € 0.2 million in 2004.

Remuneration of the Board of Management

The aggregate cash compensation paid to its members of the Board of Management was € 715,089 in 2004 (including pension, but excluding one-time payments of € 739,392). The remuneration of the members of the Board of Management is determined by the Supervisory Board, all with due observance of the remuneration policy to be adopted by the General Meeting of Shareholders. The Supervisory Board is required to present any scheme providing for the remuneration of the members of the Board of Management in the form of shares or options, to the General Meeting of Shareholders for adoption.

The total remuneration and related costs of the individual members of the Board of Management for the year ended December 31, 2002, 2003 and 2004 was as follows:

(In euros, except as specified otherwise)	Year ended December 31,		
	2002	2003	2004
R.W. Blickman			
Salaries and related costs (5)	311,497	312,637	317,847
Bonus (4)	-	35,458	(4)
Pension	54,326	54,326	55,231
Other (6)	-	-	344,392
J. A. Wunderl (1) (in U.S.$)			
Salaries and related costs (5)	-	-	190,797
Bonus (4)	-	-	(4)
Pension	-	-	-
M.A.H. Wartenbergh (2)			
Salaries and related costs (5)	-	124,219	169,050
Bonus (4)	-	13,755	-
Pension	-	14,329	19,499
Severance payment	-	-	395,000
J.W. Rischke (3)			
Salaries and related costs (5)	145,948	-	-
Bonus	-	-	-
Pension	32,367	-	-
Other (6)	-	-	40,884

Notes:

(1) Member of the Board of Management from March 25, 2004, remuneration relates to the period from March 25, 2004 onwards.

(2) Member of the Board of Management from March 27, 2003; remuneration relates to the period from March 27, 2003 until his exit as of January 1, 2005.

(3) Member of the Board of Management until October 23, 2002; remuneration relates to the period until October 23, 2002.
(4) Bonus is included in the year to which it relates. As of the date of filing, the bonus for 2004 had not been determined.
(5) Includes salaries, holiday allowance, medical insurance and premiums social securities.
(6) This amount was paid as part of an over-all settlement reached with certain holders of options issued under the Company's Incentive Plan 1995 (as defined under "Stock Option Plans"), following a court interlocutory judgment in a legal proceeding filed by a former employee that indicated that the Company should compensate for dilution that arose as a result of the Company's secondary share offering in 2000.

A portion of the compensation of the Board of Management is performance related.

Remuneration of the Supervisory Board
The aggregate remuneration paid to current members of the Supervisory Board was € 87,488 in 2004. The remuneration of the Supervisory Board is determined by the General Meeting of Shareholders.

The total remuneration of the individual members of the Supervisory Board members for the years ended December 31, 2002, 2003 and 2004 was as follows:

(In euros)	Year ended December, 31		
	2002	2003	2004
W. D. Maris	15,882	15,882	23,038
E. B. Polak	15,882	15,882	19,206
D. Sinninghe Damsté	15,882	15,882	26,038
T. de Waard	15,882	15,882	19,206

In 2002, 2003 and 2004, part of the cash compensation, not exceeding 50%, paid to the Supervisory Board members has been replaced by granting of options to purchase ordinary shares to three Supervisory Board members. The fair value of the option awards to the Supervisory Board members was estimated using the Black-Scholes option-pricing model. Total remuneration to Supervisory Board members after the grant of said options did not change compared to the remuneration approved by the General Meeting of Shareholders.

Ordinary Shares and Options Held by Members of the Board of Management
The aggregate number of ordinary shares and the aggregate number of options on ordinary shares owned by the current members of the Board of Management as of December 31, 2004 is as follows:

	Number of shares
R.W. Blickman	270,485

	Year of grant	Exercise price in euros	Number of options outstanding
R.W. Blickman	1999	4.35	8,500
	2000	17.90	20,000
	2000	9.80	142,000
	2001	9.55	40,000
	2002	8.94	36,000
	2003	3.22	35,042
	2004	5.95	15,000
J. A. Wunderl	2003	5.20	8,000
	2004	5.95	5,500
Total			310,042

Loans outstanding relating to the stock options granted to the members of the Board of Management amounted to € 286,795 as of December 31, 2004. The principal amount and other loan conditions have not changed since the inception of the loan agreements in 1999 and 2000.

Options and Ordinary Shares Held by Members of the Supervisory Board
The aggregate number of ordinary shares and the aggregate number of options on ordinary shares owned by the current members of the Supervisory Board as of December 31, 2004 was as follows:

	Year of grant	Exercise price	Number of options outstanding
E. B. Polak	2002	8.94	1,322
	2003	3.22	3,667
	2004	5.95	1,937
D. Sinninghe Damsté	2002	8.94	1,322
	2003	3.22	3,667
	2004	5.95	2,629
T. de Waard	2002	8.94	1,322
	2003	3.22	3,667
	2004	5.95	1,937
Total			21,470

Options and Ordinary Shares Held by Former Members of the Board of Management
Details of options held by former members of the Board of Management in the ordinary shares of the Company as of December 31, 2004 were as follows:

	Year of grant	Exercise price	Number of options outstanding
J.W. Rischke	1999	4.35	8,500
	2000	17.90	16,000
	2001	9.55	32,000
	2002	8.94	23,000
	2003	3.22	13,221
Total			92,721

Loans outstanding relating to the stock options granted to the former executive members of the Board of Management amounted to € 78,286 as of December 31, 2004. The principal amount and other loan conditions have not changed since the inception of the loan agreement in 1999.

21 Selected Operating Expenses and Additional Information

Personnel expenses for all employees were as follows:

	Year ended December 31,		
	2002	2003	2004
	EURO	EURO	EURO
Wages and salaries	27,824	26,730	29,311
Social security expenses	3,407	2,692	2,931
Pension and retirement expenses	2,352	2,385	2,561
Total personnel expenses	33,583	31,807	34,803

The average number of employees during 2002, 2003 and 2004 was 673, 694 and 781 respectively.

The total number of personnel employed per department was:

	December 31,		
	2002	2003	2004
Sales and Marketing	120	114	128
Manufacturing and Assembly	371	459	484
Research and Development	78	90	103
General and Administrative	73	83	83
Total number of personnel	642	746	798

As of December 31, 2002, 2003 and 2004 a total of 460, 464 and 477 persons, respectively, were employed in the Netherlands.

22 Interest Income

The components of interest income, net were as follows:

	Year ended December 31,		
	2002 EURO	2003 EURO	2004 EURO
Interest income	4,166	3,423	2,665
Interest expense	(771)	(608)	(854)
Interest income, net	3,395	2,815	1,811

23 Income Taxes

The components of loss before income taxes and minority interest were as follows:

	Year ended December 31,		
	2002 EURO	2003 EURO	2004 EURO
Domestic	(2,867)	(9,088)	(8,605)
Foreign	(11,743)	(7,751)	679
Total	(14,610)	(16,839)	(7,926)

The Dutch domestic statutory tax rate is 35% for the year ended December 31, 2002 and 34.5% for the years ended December 31, 2003 and 2004. The reconciliation between the actual income taxes (benefit) shown in the Consolidated Statements of Operations and the benefit that would be expected based on the application of the domestic tax rate to loss before taxes and minority interest, is as follows:

	Year ended December 31,		
	2002 EURO	2003 EURO	2004 EURO
"Expected" income tax benefit based on domestic rate	(5,040)	(5,810)	(2,734)
Non deductible expenses	126	142	195
Goodwill impairment	1,255	-	-
Foreign tax rate differential	(249)	(214)	19
Tax exempt income	(904)	(32)	(142)
Changes in deferred tax assets and liabilities due to adjustment tax rates	-	-	(223)
Increase in valuation allowance, net	7,214	2,777	443
Other	2	(155)	7
Income taxes (benefit) shown in Statements of Operations	2,404	(3,292)	(2,435)

In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, the Company recorded a charge of € 6.0 million through the establishment of a valuation allowance against its deferred tax asset consisting primarily of U.S. net operating loss carry forwards and temporary differences. The Company determined that the valuation allowance was required based on its recent losses, which are given substantially more weight than forecasts of future profitability in the evaluation. Until the Company utilizes these U.S. operating loss carry forwards, its income tax provision will reflect mainly domestic taxation.

In the fourth quarter of 2004, a corporate income tax rate reduction has been enacted in the Netherlands. Consequently, the Company re-assessed the valuation of its tax assets and liabilities, accordingly, resulting in a tax benefit in the fourth quarter of 2004 of € 223.

The provision for income taxes (benefit) consisted of the following:

	Year ended December 31,		
	2002 EURO	2003 EURO	2004 EURO
Current:			
- domestic	(151)	(2,416)	(2,019)
- foreign	152	(266)	382
Deferred:			
- domestic	(1,181)	(719)	(1,046)
- foreign	3,584	109	248
	2,404	(3,292)	(2,435)

24 Earnings per Share

The following table reconciles shares outstanding at the beginning of the year to average shares outstanding used to compute a loss per share:

	2002	2003	2004
Shares outstanding at beginning of the year	31,794,675	30,898,228	30,794,660
Weighted average shares issued during the year	-	-	-
Weighted average shares converted from priority shares to ordinary shares	-	-	-
Weighted average repurchased shares	(332,193)	(84,547)	-
Average shares outstanding – basic	31,462,482	30,813,681	30,794,660
Dilutive shares contingently issuable upon the exercise of stock options	-	-	-
Shares assumed to have been repurchased for treasury with assumed proceeds from the exercise of stock options	-	-	-
Average shares outstanding – assuming dilution	31,462,482	30,813,681	30,794,660

For purposes of computing diluted earnings per share, weighted average ordinary share equivalents do not include stock options with an exercise price that exceeds the average fair market value of the Company's ordinary shares for the period, because the impact on earnings (loss) would be anti-dilutive. For the years ended December 31, 2002, 2003 and 2004, all options to purchase ordinary shares were excluded from the calculation of diluted loss per share as the effect would be anti-dilutive due to the Company's loss for those years.

25 Supplemental Cash Flow Information

On January 4, 2002, the Company acquired Laurier. The following is a summary of the net cash paid for acquisition:

	USD
Fair value of assets	12,632
Liabilities	(3,268)
Acquisition cost	(452)
Cash paid	8,912
Less: cash acquired	(1)
Net cash paid for acquisition	8,911

26 Subsequent Events

Acquisition of Datacon

On January 4, 2005, the Company completed the acquisition of Datacon Technology AG ("Datacon"). In the transaction, Datacon shareholders received total consideration of € 72.6 million, of which € 65 million was paid in cash and the balance was represented by the issue of 1,933,842 new ordinary shares. In connection with the acquisition of Datacon, the Company incurred an amount of approximately € 3.2 million in acquisition fees and expenses. Under the terms of the acquisition, two foundations representing the former Datacon shareholders have agreed to a lock-up arrangement pursuant to which the new ordinary shares issued to them in the transaction must be held for a period of two years from the date of the acquisition, subject to certain permitted exceptions.

The Company expects to complete the determination of the allocation of the purchase price paid in connection with the acquisition of Datacon in the first quarter of 2005.

Issuance of € 46 million 5.5% Convertible Notes

In January 2005, the Company issued € 46 million principal amount of convertible notes (the "Notes") due 2012. The Notes mature seven years from the date of issue and carry an interest rate of 5.5% per annum, payable semi-annually, with the first payment on or around July 28, 2005 and an initial conversion price of € 5.1250. The Notes will be repaid at maturity in 2012 at a price of 100% of their principal amount. If not converted, the Company may redeem the outstanding Notes at their par value on or after four years from the date of issue, subject to the share price exceeding 130% of the then effective conversion price.

Application for listing of the Notes on the official segment of the stock market of Euronext Amsterdam N.V. coincided with publication of the prospectus on January 25, 2005. Listing took place on January 28, 2005. The Notes were offered to institutional investors in the Netherlands and internationally to professional investors through an international private placement, in reliance on Regulation S of the U.S. Securities Act of 1933, as amended.

The net proceeds from the issuance of the Notes will be used by the Company for general corporate purposes, including working capital and capital expenditures. In addition, the Company may choose to repay all or a portion of the credit facilities that were assumed upon closing of the acquisition of Datacon. At December 31, 2004, Datacon had net debt of € 23.3 million. Pending such uses, the Company intends to invest all or a portion of the net proceeds in short-term, interest-bearing instruments.

Additional Information

Appropriation of the Result

The Articles of Association (Article 21) provide that the Company can only distribute profits from its free distributable reserves. The Board of Management proposes to allocate the loss for the year 2004 to the retained deficit. The Supervisory Board has approved this proposal.

The General Meeting of Shareholders approved 2003 Statutory Financial Statements at March 25, 2004.

Preference Shares

Effective April 5, 2000, the authorized share capital was divided into 55,000,000 ordinary shares, nominal value € 0.91 per ordinary share and 55,000,000 preference shares, nominal value € 0.91 per preference share. Also effective April 5, 2000, 250 outstanding priority shares were converted into 250 ordinary shares and the class of priority shares was eliminated.

In April 2000, the foundation "Stichting Continuïteit BE Semiconductor Industries" was established. The board of the foundation consists of five members, four of whom shall be independent of BE Semiconductor Industries N.V. and one of whom shall be a member of its Supervisory Board. The purpose of the foundation is to safeguard the interests of the Company, the enterprise connected therewith and all the parties having an interest therein and to exclude as much as possible influences which could threaten, among other things, the continuity, independence and identity of the Company contrary to such interests.

By agreement of April 2002 between the Company and the foundation, the foundation has been granted a call option pursuant to which it may purchase a number of preference shares up to a maximum of 55,000,000 shares. Until the call option is exercised by the foundation, it can be revoked by the Company, with immediate effect. However, the Company will not be entitled to revoke the call option within one year after the execution of the option agreement.

Declaration of Independence

The Board of Management of BE Semiconductor Industries N.V. and the Board of Management of Stichting Continuïteit BE Semiconductor Industries declare that, in their collective judgement, the criteria referred to in Appendix X of the Listing and Issuing Rules of Euronext Amsterdam, pertaining to the independence of the Stichting Continuïteit BE Semiconductor Industries, have been met.

Drunen, February 8, 2005

BE Semiconductor Industries N.V.	Stichting Continuïteit BE Semiconductor Industries
Board of Management	Board of Management

The Board of Management of the Stichting Continuïteit BE Semiconductor Industries comprises:

J. Ekelmans (Chairman)	Board Member B
P.C.W. Alberda van Ekenstein	Board Member B
J.N. de Blécourt	Board Member B
W.D. Maris	Board Member A
J.W. Termijtelen	Board Member B

Corporate Information



SUPERVISORY BOARD

Willem D. Maris (1939)
Chairman
Dutch nationality
Member since 2000
Appointed 2004 – 2006
Additional functions:
Member Supervisory Board Vanderlande Transport Mechanismen B.V., Member Board of Directors of Photronics Inc., FSI International Inc. and the European Asset Trust

Evert B. Polak (1944)
Dutch nationality
Member since 2000
Appointed 2000 – 2004,
to be re-appointed from 2005 to 2009 as of March 24, 2005

Dick Sinninghe Damsté (1939)
Dutch nationality
Member since 2000
Appointed 2000 – 2004,
to be re-appointed from 2005 to 2009 as of March 24, 2005
Additional functions:
Chairman Supervisory Board of H.I.T.T. N.V., Member Supervisory Board of Vedior N.V. and NKI / AvL

Tom de Waard (1946)
Managing Partner Clifford Chance Amsterdam
Dutch nationality
Member since 2000
Appointed 2004 – 2007
Additional function:
Member Supervisory Board of STMicroelectronics N.V.

THE SUPERVISORY BOARD HAS FORMED THE FOLLOWING COMMITTEES

Audit Committee
Members : Dick Sinninghe Damsté (Chairman), Willem Maris, Evert Polak, Tom de Waard

Remuneration Committee
Members: Tom de Waard (Chairman), Willem Maris, Dick Sinninghe Damsté, Evert Polak

Selection, Appointment and Governance Committee
Members: Evert Polak (Chairman), Dick Sinninghe Damsté, Willem Maris, Tom de Waard

The remuneration of the members of the Supervisory Board does not depend on the results of the Company. None of the members of the Supervisory Board personally maintains a business relationship with the Company other than as member of the Supervisory Board. Three of the members of the Supervisory Board own in total 21,470 options on shares of the Company.

BOARD OF MANAGEMENT

Richard W. Blickman (1954)
President and Chief Executive Officer, Chairman

Hans A. Wunderl (1951)
Managing Director of RD Automation and Laurier, Executive Member as of March 25, 2004

Helmut Rutterschmidt (1957)
Managing Director of Datacon Technology AG, to be appointed as Executive Member as of March 24, 2005

Gerhard Zeindl (1959)
Managing Director of Datacon Technology AG, to be appointed as Executive Member as of March 24, 2005

OTHER MEMBERS OF MANAGEMENT

Willy M. Enzing (1959)
Managing Director of Fico Trim and Form Integration

Robert J. Foppen (1947)
Worldwide Sales and Marketing Manager of Meco Plating

Paul A. Govaert (1956)
Managing Director of Fico Molding and Fico Tooling

Cor te Hennepe (1958)
Director of Finance

Frans J.M. Jonckheere (1959)
Managing Director of Meco Plating

Hugo F. Menschaar (1946)
Director of Corporate Technology

Hetwig G.E.M. van der Sande (1968)
Co-Director of Finance, Secretary of the Company

Gerard A. in 't Veld (1956)
Managing Director of Fico Singulation, formerly Meco

CORPORATE INFORMATION

CORPORATE OFFICE
Marconilaan 4
5151 DR Drunen
The Netherlands
Tel. 31 416 384 345
Fax 31 416 384 543
www.besi.com
e-mail: info@besi.nl
investor.relations@besi.nl

TRANSFER AGENT AND REGISTRAR
The Bank of New York
New York, U.S.A.

INDEPENDENT AUDITORS
KPMG Accountants N.V.
's-Hertogenbosch,
the Netherlands

LEGAL COUNSEL
Stibbe
Amsterdam, the Netherlands

LEGAL COUNSEL IN U.S.A.
Wilmer Cutler Pickering
Hale and Dorr LLP,
Counselors at Law, Boston,
Massachusetts, U.S.A.

TRADE REGISTER
Chamber of Commerce
's-Hertogenbosch,
the Netherlands
Number 09092395

FORM 20-F
A copy of BE Semiconductor Industries N.V.'s Form 20-F as filed with the U.S. Securities and Exchange Commission is available without charge by writing to the Company.

STATUTORY FINANCIAL STATEMENTS
The statutory financial statements of BE Semiconductor Industries N.V., Fico B.V. and Meco International B.V. are prepared in accordance with legal requirements in the Netherlands. Copies of these financial statements are available to shareholders upon written request to the Company.

ANNUAL GENERAL MEETING

The Annual General Meeting of Shareholders will be held at 2 p.m., on March 24, 2005 at NH Barbizon Palace, Prins Hendrikkade 59-72, 1012 AD Amsterdam, the Netherlands.

EUROPE

BE Semiconductor Industries N.V.
Marconilaan 4
5151 DR Drunen
The Netherlands
Tel. (31) 416 384345
Fax (31) 416 384543

Fico B.V.
Besi Molding Systems B.V.
Ratio 6
6921 RW Duiven
The Netherlands
Tel. (31) 26 3196100
Fax (31) 26 3196200

Besi Trim & Form Integration Systems B.V.
Ratio 6
6921 RW Duiven
The Netherlands
Tel. (31) 26 3193600
Fax (31) 26 3113831

Besi Tooling B.V.
Ratio 6
6921 RW Duiven
The Netherlands
Tel. (31) 26 3194500
Fax (31) 26 3194501

Meco International B.V.
Besi Plating B.V.
Marconilaan 2
5151 DR Drunen
The Netherlands
Tel. (31) 416 384384
Fax (31) 416 384300

Besi Singulation B.V.
Marconilaan 4
5151 DR Drunen
The Netherlands
Tel. (31) 416 384384
Fax (31) 416 384399

Datacon Technology AG
Innstrasse 16
6240 Radfeld
Austria
Tel. (43) 5337 6000
Fax (43) 5337 600660

Eurotec GmbH
Gustav-Meyer-Allee 24, Bldg. 12
13355 Berlin
Germany
Tel. (49) 30 467 7600
Fax (49) 30 467 76070

Datacon Hungary Kft.
Ipari Park, Juharfa út 24
9027 Györ
Hungary
Tel. (36) 96 510400
Fax (36) 96 510401

Rydon Technology Ltd.
(sales representative)
66 Upper Headland Park Road
Preston, Paignton
Devon TQ3 1JF
United Kingdom
Tel. (44) 1803 526939
Fax (44) 1803 522952

IMPS
(sales representative)
Unit 4, Apex Business Park
Diplocks Way
Hailsham BN27 JU East Sussex
United Kingdom
Tel. (44) 1323 445700
Fax (44) 1323 445701

Electronic Production Partners GmbH
(sales representative)
Lochhamer Schlag 17
82166 Graefielding
Germany
Tel. (49) 898 2996919
Fax (49) 898 2998999

CALÈO Electronique S.A.R.L.
(sales representative)
421, rue Hélène Boucher
78532 BUC Cedex
France
Tel. (33) 1 3097 2000
Fax (33) 1 3097 2001

Electron MEC S.r.l.
(sales representative)
Via Negroli 51
20133 Milano
Italy
Tel. (39) 02 7611 0156
Fax (39) 02 7611 0243

Interelec Electronics AG
(sales representative)
Alemannenweg 6
8803 Rüschlikon
Switzerland
Tel. (41) 1704 5050
Fax (41) 1704 5069

Sincotron Finland Oy
(sales representative)
Lommilantie 1
02740 Espoo
Finland
Tel. (358) 9 8870 6130
Fax (358) 9 8870 6133

Scanditron Sverige AB
(sales representative)
Grimstagatan 162
16211 Vällingby
Sweden
Tel. (46) 8 795 2404
Fax (46) 8 795 2410

Scanditron Polska Sp.z.o.o.
(sales representative)
Ul. Partyzancka 133/151
95200 Pabianice
Poland
Tel. (48) 42 215 3001
Fax (48) 42 215 3511

USA

Besi USA, Inc.
224 E. Chilton Drive
Suite # 9
Chandler, AZ 85225
USA
Tel. (1) 480 4978190
Fax (1) 480 4979104

Besi Die Handling, Inc.
10 Tinker Avenue
Londonderry, NH 03053
USA
Tel. (1) 603 6264700
Fax (1) 603 6264242

Datacon North America, Inc.
75 West Baseline Road, Suite A-18
Gilber, AZ 85233
USA
Tel. (1) 480 497 6404
Fax (1) 480 507 0634

Datacon North America, Inc.
Seven Neshaminy Interplex, Suite 116,
Trevose, PA 19053
USA
Tel. (1) 215 245 3050
Fax (1) 215 245 3060

Micro Product Sales
(sales representative)
P.O. Box 163
Palatine, IL 60078
USA
Tel. (1) 847 3048250
Fax (1) 847 3048251

PPI Systems
(sales representative)
560, Stokes Road
Suite 23 394
Medford, NJ 08055
USA
Tel. (1) 609 9538687
Fax (1) 609 6541182

ASIA

Fico Asia Sdn. Bhd.
3 Jalan 26/7
Section 26
40000 Shah Alam
Selangor Darul Ehsan
Malaysia
Tel. (60) 3 51911799
Fax (60) 3 51914009

Fico Asia (Penang)
765-B, Jalan Sultan Azian Shah
Sungai Nibong
11900 Penang
Malaysia
Tel. (60) 4643 6015
Fax (60) 4643 2893

Fico Asia (Thailand)
19/106.M-23 801 Pradau 4
Put-ta-mol-thon Road 1
Bangramad, Thalingchan
Bangkok 10170
Thailand
Tel. (66) 2887 7659
Fax (66) 2887 7659

Le Champ (Thailand) Co. Ltd.
(sales representative)
9/316 Moo 8 Phaholyothin Road
Anusaowaree Bangkhen
Bangkok 10220
Thailand
Tel. (66) 2552 7606
Fax (66) 2552 7607

Fico Sales & Service Pte. Ltd.
68 Trevose Crescent #01-12
Singapore 298069
Tel. (65) 6100 2700 - (65) 9387 0451
Fax (65) 6399 2700

Meco Equipment Engineers
(Far East) Pte. Ltd.
40, Jalan Pemimpin #04-06A
Tat Ann Building
Singapore 577185
Tel. (65) 6255 2722
Fax (65) 6255 6766

Datacon Asia Pacific Pte. Ltd.
40 Ubi Crescent
#01-07 Ubi Techpark
Singapore 408567
Tel. (65) 6743 0600
Fax (65) 6743 0660

Besi Shanghai R.O.
Room 1123, No. 511
Weihai Road
Shanghai
China 200041
Tel. (86) 21 62721547
Fax (86) 21 62717821

Ampoc Trading (Shanghai) Ltd.
(sales representative)
3F, No. 321, Qianjin M-Road,
Kun Shan, Jiang Su,
China 215300
Tel. (86) 512 5735 8085
Fax (86) 512 5735 8670

Spirox (Shanghai) Corporation
(sales representative)
No. 7 Building, No. 34, Lane 122,
Chunxiao Road,
Zhangjiang Hi-Tech Park
Shanghai, China 201203
Tel. (86) 21 5080 4106
Fax (86) 21 5080 4105

Fico Tooling Leshan Co. Ltd.
High Tech Zone, Leshan,
Sichuan, China, 614012
Tel. (86) 833 2596385
Fax (86) 833 2596368

W.J.H. Trading Co. Ltd.
(sales representative)
Room 309, Jintai Guofeng Building,
No. 14 East Shui Duizi Road
Chaoyang District, Beijing
China
Tel. (86) 108 5963752
Fax (86) 108 5984460

Datacon Asia Pacific Ltd.
Taiwan Branch
10F-3 No. 412 Chung Shan 2nd Road
Kaohsiung 802
Taiwan
Tel. (886) 7330 6609
Fax (886) 7330 6619

Ampoc Far-East Co. Ltd.
(sales representative)
17F, No. 171, Sung-Teh Road
Taipei, Taiwan
Tel. (886) 2 2726 2220
Fax (886) 2 2726 2227

Fico Asia (Philippines)
Besi Philippines
Unit 602, Park Trade Center
1716 Investment Drive
Madrigal Business Park
Ayala Alabang, Muntinlupa City
Philippines, 1716
Tel. (63) 2 842 2102/2
Fax (63) 2 850 4815

Datacon Philippines, Inc.
Unit 808, 8th Floor, ALPAP II Bldg.,
Trade Street corner Inv. Drive
Madrigal Business Park
Ayala Alabang, Muntinlupa City
Philippines
Tel. (63) 2772 4042
Fax (63) 2772 4044

Fico Hong Kong Ltd.
2/F Possehl Building
14-18 Ma Kok Street
Tsuen Wan, N.T.
Hong Kong
Tel. (852) 2512 1723
Fax (852) 2512 1732

Besi Japan Co., Ltd.
Nakamura Building, 6F
31-7, Shinbashi 4-chome
Minato-ku
Tokyo 105-0004, Japan
Tel. (81) 3343 41251
Fax (81) 3343 41252

Besi Korea Ltd.
#1106 Cheongho Building,
51-2, Bangi-dong, Songpa-ku,
Seoul 138-050, Korea
Tel. (82) 2449 5725
Fax (82) 2415 9820

Datacon Korea Ltd.
Seo-Cho-Ku Yangjae-Dong 106-1
Han-Do Building 4th Floor
Seoul 137-891
Korea
Tel. (82) 2 573 2612
Fax (82) 2 573 0836

Yubong Corporation
(sales representative)
Woongzin Bldg., 5th Floor,
682-2 Deungchon-dong,
Kangseo-ku,
Seoul 157-030, Korea
Tel. (82) 2 3663 1801
Fax (82) 2 3663 7277

Isoo Corporation
(sales representative)
Room 203, Sinseng Building,
94-3 Dandae-Dong
Sukung-Ku, Sungnam-City
Korea
Tel. (82) 317 421387
Fax (82) 317 421388

MIDDLE EAST

Simchem Agencies Ltd.
(sales representative)
P.O. Box 174
76101 Rehovot
Israel
Tel. (972) 8949 1151
Fax (972) 8945 4459

Segen Technologies Ltd.
(sales representative)
13 Shalitay Hagiborim
Elkana 44814
Israel
Tel. (972) 3936 3106
Fax (972) 3936 2030

ORTEC
(sales representative)
11 Hasadna Street
P.O. Box 151
43650 Raanana
Israel
Tel. (972) 9 760 2685
Fax (972) 9 746 0160


Laurier
Datacon
Fico Molding
& Form
Singulation
BE Semiconductor Industries

BESI